Confidential Draft No. 1 as confidentially submitted to the Securities and Exchange Commission on May 8, 2020.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pop Culture Group Co., Ltd

(Exact name of registrant as specified in its charter)

Cayman Islands	7900	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 102, 23-1 Wanghai Road

Xiamen Software Park Phase 2

Siming District, Xiamen City, Fujian Province

The People’s Republic of China
+86-0592-5968189

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hunter Taubman Fischer & Li LLC
1450 Broadway, 26th Floor
New York, NY 10018
(212) 530-2206

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, NY 10018 212-530-2206	[Underwriter’s counsel]

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”)(3)			$	$
The Underwriter Warrants(4)
Class A Ordinary Shares underlying the Underwriter Warrants			$	$
Total			$	$

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”). Includes the offering price attributable to additional shares that [●] and [●] (the “Underwriters”) have the option to purchase up to [●] Class A Ordinary Shares to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(a) under the Securities Act, based on an estimate of the proposed maximum aggregate offering price.

(3)	In accordance with Rule 416(a), we are also registering an indeterminate number of additional Class A Ordinary Shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(4)	The Registrant will issue to the Underwriters warrants to purchase a number of Class A Ordinary Shares equal to an aggregate of [●]% of the Class A Ordinary Shares (the “Underwriter Warrants”) sold in the offering. The exercise price of the Underwriter Warrants equals to [●]% of the offering price of the Class A Ordinary Shares offered hereby. The Underwriter Warrants are exercisable within [●] years commencing from the effective date of the offering at any time, and from time to time, in whole or in part. Includes warrants to purchase up to [●] Class A Ordinary Shares subject to the Underwriter’s over-allotment allowance.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [●], 2020

Class A Ordinary Shares

Pop Culture Group Co., Ltd

This is an initial public offering of our Class A ordinary shares, par value $0.001 (“Class A Ordinary Shares”). We are offering on a firm commitment basis our Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares or Class B ordinary shares, par value $0.001 (“Class B Ordinary Shares”). We expect the initial public offering price of our Class A Ordinary Shares to be in the range of $[●] to $[●] per share.

As the date of this prospectus, our authorized share capital is $50,000 divided into 44,000,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares. As of the date of this prospectus, we have 11,021,834 Class A Ordinary Shares and 5,763,077 Class B Ordinary Shares issued and outstanding, respectively. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to seven votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

We have reserved the symbol “CPOP” for purposes of listing our Class A Ordinary Shares on [the Nasdaq Capital Market/NYSE American] and plan to apply to list our Class A Ordinary Shares on [the Nasdaq Capital Market/NYSE American]. It is a condition to the closing of this offering that our Class A Ordinary Shares qualify for listing on a national securities exchange.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying our Class A Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 4 of this prospectus for more information.

Following the completion of this offering, our largest shareholder will beneficially own approximately [●]% of the aggregate voting power of our issued and outstanding Class A and Class B Ordinary Shares as a group assuming no exercise of the over-allotment option, or approximately [●]% assuming full exercise of the over-allotment option. As such, we will be deemed a “controlled company” under [Nasdaq Marketplace Rules 5615(c)/NYSE American listing standards]. However, even if we are deemed as a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the [Nasdaq Marketplace Rules/NYSE American listing standards]. See “Risk Factors” and “Management—Controlled Company.”

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses(2)	$	$	$

(1)	See “Underwriting” in this prospectus for more information regarding our arrangements with the [●] and [●] (the “Underwriters”).

(2)	We expect our total cash expenses for this offering (including cash expenses payable to the Underwriters for their out-of-pocket expenses) to be approximately $[●], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The Underwriters are obligated to take and pay for all of the Class A Ordinary Shares if any such Class A Ordinary Shares are taken. We have granted the Underwriters an option for a period of [45] days after the closing of this offering to purchase up to [15]% of the total number of the Class A Ordinary Shares to be offered by us pursuant to this offering (excluding Class A Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the Underwriters exercise the option in full, the total underwing discounts payable will be $[●] based on an assumed offering price of $[●] per Class A Ordinary Share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[●].

We have agreed to issue to the Underwriters share purchase warrants, exercisable commencing [●] days immediately following the effective date of the registration statement of which this prospectus forms a part for a period of [●] years after the effective date of the offering, to purchase Ordinary Shares equal to [●]% of the total number of Class A Ordinary Shares sold in this offering at a per share price equal to [●]% of the public offering price (the “Underwriter Warrants”). The registration statement of which this prospectus is a part also covers the Underwriter Warrants and the Class A Ordinary Shares issuable upon the exercise thereof.

The Underwriters expect to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting,” on or about [●], 2020.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[UNDERWRITER LOGO]

Prospectus dated [●], 2020.

About this Prospectus

We and the Underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Class A Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Affiliated Entities” are to our subsidiaries and Xiamen Pop Culture (defined below) and its subsidiaries;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Pop Culture Group (defined below), par value $0.001 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Pop Culture Group, par value $0.001 per share;

●	“Heliheng” are to Heliheng Culture Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Pop Culture HK;

●	“Pop Culture Group” are to Pop Culture Group Co., Ltd, an exempted company limited by shares incorporated under the laws of Cayman Islands;

●	“Pop Culture HK” are to the wholly owned subsidiary of Pop Culture Group, Pop Culture (HK) Holding Limited, a Hong Kong corporation;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity;

●	“we,” “us,” “our Company,” or the “Company” are to one or more of Pop Culture Group and its Affiliated Entities, as the case may be;

●	“WFOE” are to wholly foreign-owned enterprise; and

●	“Xiamen Pop Culture” or “our VIE” are to Xiamen Pop Culture Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements between Heliheng and Xiamen Pop Culture.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the Underwriters of their over-allotment option.

Our business is conducted by Xiamen Pop Culture, our VIE in the PRC, and its subsidiaries, using Renminbi (“RMB”), the currency of China. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Class A Ordinary Shares.

Overview

Through our services, we aim to promote hip-hop culture and its values of love, peace, unity, respect, and having fun, and to promote cultural exchange with respect to hip hop between the United States and China. We do this mainly by delivering event experiences with significant hip-hop elements to the younger generation.

Our Company

With the values of hip-hop culture at our core and the younger generation as our primary target audience, we host entertainment events and provide event planning and execution services and marketing services to corporate clients. We seek to create value for stakeholders in all parts of the hip-hop ecosystem, from fans to artists, corporate clients, and sponsors.

We own the rights to an extensive portfolio of hip-hop events, including a stage play, dance competitions, cultural and musical festivals, and karaoke promotion parties, and we cooperate with music companies and artists to host various concerts in China (“Event Hosting”). Our concerts and hip-hop events generated an attendance of 42,000 and 122,000 during the fiscal years ended June 30, 2018 and 2019, respectively, and 124,880 during the six months ended December 31, 2019. We generate revenue from our Event Hosting business by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts and events.

We believe that the main reason corporate clients hire us to plan and execute events and provide marketing services geared towards the younger generation is for our deep understanding of the taste and preferences of this generation.

We help corporate clients with the design, logistics, and layout of events, coordinate and supervise the actual event set-up and implementation, and generate revenue through service fees (“Event Planning and Execution”). Our services cover each aspect of corporate and marketing events, including communication, planning, design, production, reception, execution, and analysis. During the fiscal year ended June 30, 2018 and 2019, we served 19 and 35 clients in 30 and 43 events, respectively. During the six months ended December 31, 2019, we served 16 clients in 39 events.

We provide marketing services, including (i) brand promotion services, such as trademark and logo design, visual identity system design, brand positioning, brand personality, and digital solutions, and (ii) other services, primarily advertisement distribution, to corporate clients for service fees (“Marketing”).

For the fiscal years ended June 30, 2018 and 2019, we had total revenue of $8,567,397 and $19,031,766, and net income of $998,709 and $3,831,758, respectively. Revenue derived from the Event Hosting business accounted for 25% and 34% of our total revenue for those fiscal years, respectively. Revenue derived from the Event Planning and Execution business accounted for 48% and 52% of our total revenue for those fiscal years, respectively. Revenue derived from the Marketing business accounted for 27% and 14% of our total revenue for those fiscal years, respectively.

For the six months ended December 31, 2019, we had total revenue of $9,953,355 and net income of $2,280,622. Revenue derived from the Event Hosting, Event Planning and Execution, and Marketing businesses accounted for 44%, 44%, and 12% of our total revenue for these six months, respectively.

Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	an extensive portfolio of iconic hip-hop events;

●	a deep understanding of the younger generation;

●	a highly-recognized brand name;

●	a strong and loyal corporate client base; and

●	an experienced management team able to leverage the capabilities of our organization.

Growth Strategies

We seek to be a leader in the promotion of hip-hop culture and its values in China, creating long-term value for fans, artists, corporate clients, and sponsors. Specially, we plan to implement the following strategies:

●	expand and enhance our portfolio of concerts and hip-hop events;

●	exploit revenue-generating opportunities for our hip-hop related intellectual property portfolio;

●	develop and deepen relationships with corporate clients;

●	attract and recruit highly-qualified professionals to join our team; and

●	further enhance our brand recognition.

Our Challenges

We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to:

●	a recent shift of our focus to the Event Hosting business;

●	uncertainties as to our ability to retain existing clients;

●	our reliance on the popularity of hip-hop culture;

●	our ability to maintain or enhance our portfolio of concerts;

●	our reliance on revenue from sponsorship;

●	our reliance on services provided by third parties;

●	a failure to protect our intellectual property rights; and

●	the intense competition we face.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties we face.

Our Securities

Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to seven votes per one Class B Ordinary Share. Due to the Class B Ordinary Share’s voting power, the holders of Class B Ordinary Shares currently and may continue to have a concentration of voting power, which limits the holders of Class A Ordinary Shares’ ability to influence corporate matters. See “Risk Factors—Risks Relating to this Offering and the Trading Market—Our Class B Ordinary Shares have stronger voting power than our Class A Ordinary Shares and one existing shareholder has substantial influence over our Company and his interests may not be aligned with the interests of our other shareholders.” Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. See “Description of Share Capital.”

Unless the context requires otherwise, all references to the number of Class A Ordinary Shares and Class B Ordinary Shares to be outstanding after our initial public offering is based on 11,021,834 Class A Ordinary Shares and 5,763,077 Class B Ordinary Shares issued and outstanding as of the date of this prospectus.

Corporate Information

Our principal executive offices are located at Room 102, 23-1 Wanghai Road, Xiamen Software Park Phase 2, Siming District, Xiamen City, Fujian Province, the PRC, and our phone number is +86-0592-5968189. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, and the phone number of our registered office is +1-3459498599. We maintain a corporate website at www.popinter.cn. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Corporate Structure

We are a Cayman Islands exempted company incorporated on January 3, 2020. Exempted companies are Cayman Island companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Law (2020 Revision).

The following diagram illustrates our corporate structure upon completion of our initial public offering (“IPO”) based on a proposed number of [●] Class A Ordinary Shares being offered, assuming no exercise of the over-allotment. For more detail on our corporate history, please refer to “Corporate History and Structure.”

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to seven votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

(1)	Represents 5,763,077 Class B Ordinary Shares indirectly held by Zhuoqin Huang, the 100% owner of Joya Enterprises Limited, as of the date of this prospectus.

(2)	Represents an aggregate of 11,021,834 Class A Ordinary Shares held by 33 shareholders of Pop Culture Group, each one of which holds less than 5% of our voting ownership interests, as of the date of this prospectus.

(3)	As of the date of this prospectus, Xiamen Pop Culture is held by Zhuoqin Huang as to 59.55%, Weiyi Lin as to 10.02%, Rongdi Zhang as to 9.10%, Chunxiao Cui as to 6.11%, Xiayu Cui as to 6.11%, Yu Huang as to 2.42%, Azhen Lin as to 0.12%, and Wuyang Chen as to 0.12%, respectively, together holding 93.55% of the shares. We refer to the above shareholders of Xiamen Pop Culture as the “Xiamen Pop Culture Shareholders.” The remaining 6.45% of the shares in Xiamen Pop Culture is owned by an independent third party.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our Class A Ordinary Share held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING

Securities offered by us	[●] million Class A Ordinary Shares

Price per Class A Ordinary Share	We currently estimate that the initial public offering price will be in the range of $[●] to $[●] per Class A Ordinary Share.

Class A Ordinary Shares outstanding prior to completion of this offering	11,021,834 Class A Ordinary Shares

Class A Ordinary Shares outstanding immediately after this offering

[●] Class A Ordinary Shares assuming no exercise of the Underwriters’ over-allotment option and excluding [●] Class A Ordinary Shares underlying the Underwriter Warrants

[●] Class A Ordinary Shares assuming full exercise of the Underwriters’ over-allotment option and excluding [●] Class A Ordinary Shares underlying the Underwriter Warrants

Listing	We will apply to have our Class A Ordinary Shares listed on [the Nasdaq Capital Market/NYSE American].

[Nasdaq Capital Market/NYSE American] symbol	“CPOP”

Transfer Agent	[●]

Use of proceeds	We intend to use the proceeds from this offering to develop and operate online content, develop a street dance training business, create derivative works of our hip-hop intellectual properties, and develop our hip-hop events, and for working capital and other general corporate purposes. See “Use of Proceeds” on page 39 for more information.

Lock-up	All of our directors and officers and our principal shareholders ([5%] or more shareholders) have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of [●] months after the effective date of this registration statement. All of our other shareholders have agreed with the Underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of [●] months after the effective date of this registration statement. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	The Class A Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 8 for a discussion of factors to consider before deciding to invest in our Class A Ordinary Shares.

Voting rights

Holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share.

Holders of Class B Ordinary Shares are entitled to seven votes per one Class B Ordinary Share.

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will generally vote together as a single class, unless otherwise required by law. Mr. Zhuoqin Huang, who after our initial public offering will control approximately [●]% of the voting power of our outstanding ordinary shares assuming the full exercise of the over-allotment option by the Underwriters, will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors. See “Description of Share Capital.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical statements of operations for the fiscal years ended June 30, 2018 and 2019, and balance sheet data as of June 30, 2018 and 2019, which have been derived from our audited financial statements for those periods. The following summary consolidated financial data for the six months ended December 31, 2018 and 2019, have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

Selected Statements of Operations Information:

	For the Six Months Ended December 31, 2018	For the Six Months Ended December 31, 2019
Revenue	$7,251,227	$9,953,355
Gross profit	$2,197,481	$3,264,708
Operating expenses	$344,089	$386,401
Income from operations	$1,853,392	$2,878,307
Provision for Income taxes	$457,329	$583,751
Net income (loss)	$1,345,429	$2,280,622

	For the Fiscal Year Ended June 30, 2018	For the Fiscal Year Ended June 30, 2019
Revenue	$8,567,397	$19,031,766
Gross profit	$2,164,774	$5,873,229
Operating expenses	$800,059	$626,065
Income from operations	$1,364,715	$5,247,164
Provision for Income taxes	$342,779	$1,288,982
Net income (loss)	$998,709	$3,831,758

Selected Balance Sheet Information:

	As of June 30, 2019	As of December 31, 2019
Current assets	$12,007,312	$15,896,935
Total assets	$14,466,693	$18,159,209
Current liabilities	$6,685,085	$5,963,335
Total liabilities	$6,943,707	$6,170,678
Total shareholders’ equity	$7,522,986	$11,988,531

	As of June 30, 2018	As of June 30, 2019
Current assets	$5,504,739	$12,007,312
Total assets	$6,189,906	$14,466,693
Current liabilities	$1,880,597	$6,685,085
Total liabilities	$2,335,828	$6,943,707
Total shareholders’ equity	$3,854,078	$7,522,986

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We have in recent years shifted our focus to the Event Hosting business, which makes it difficult to predict our prospects and our business and financial performance.

We have in recent years shifted our focus from providing event planning and execution services to developing and hosting our own hip-hop events. During the fiscal years ended June 30, 2018 and 2019, revenue from our Event Hosting business accounted for 25% and 34% of our total revenue, respectively. During the six months ended December 31, 2019, revenue from our Event Hosting business accounted for 44% of our total revenue. Our recent operation results in this business may not serve as an adequate basis for evaluating our prospect and operating results, including gross billings, net revenue, cash flows, and operating margins for the Event Hosting business. We have encountered, and may continue to encounter in the future, risks, challenges, and uncertainties associated with the development of our Event Hosting business, such as adapting to the fast-evolving hip-hop ecosystem, addressing regulatory compliance and uncertainty, engaging, training, and retaining high-quality employees, and improving and expanding our hip-hop intellectual property portfolio. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

If we are unable to retain the existing clients for our Event Planning and Execution and Marketing businesses, our results of operations will be materially and adversely affected.

We provide event planning and execution services and marketing services to corporate clients primarily pursuant to service agreements with typical terms ranging from one to six months but usually less than three months. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for us. We may not be able to accurately predict future trends in corporate client renewals, and our corporate clients’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our services and solutions and our fees and charges, as well as factors beyond our control, such as level of competition faced by our corporate clients, their level of success in marketing efforts, and their spending levels. In particular, some of our existing corporate clients, including Heng’an (China) Paper Industry Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., and Xiamen Mastermind Advertising Co., Ltd., have been our clients for many years and we generated a significant portion of our revenue through services provided to them. If some of our existing corporate clients, in particular historic corporate clients, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement corporate clients or otherwise grow our corporate client base, our results of operations may be materially and adversely affected.

A substantial portion of our revenue and accounts receivables are currently derived from a small number of customers. If any of these customers experiences a material business disruption, we would likely incur substantial losses of revenue.

For the fiscal year ended June 30, 2018, three major customers, Heng’an (China) Paper Industry Co., Ltd., Fujian Yunbang Culture Communication Co., Ltd., and Ab Inbev Sedrin Brewery Co., Ltd., accounted for approximately 20%, 14%, and 13% of our total revenue, respectively. For the fiscal year ended June 30, 2019, three major customers, Heng’an (China) Paper Industry Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., and Xiamen Many Idea Interactive Co., Ltd., accounted for approximately 12%, 11%, and 10% of our total revenue, respectively. For the six months ended December 31, 2019, three major customers, Guangzhou Taiji Advertising Co., Ltd., Xiamen Lianzhang Culture Communication Limited, and Xiamen Many Idea Interactive Co., Ltd., accounted for approximately 24%, 11%, and 12% of our total revenue, respectively. As of June 30, 2018, our top five customers accounted for approximately 75% of our net accounts receivable balance, with each customer representing 31%, 20%, 12%, 6%, and 6% of the net accounts receivable balance, respectively. As of June 30, 2019, our top five customers accounted for approximately 58% of our net accounts receivable balance, with each customer representing 20%, 11%, 10%, 9%, and 8% of the net accounts receivable balance, respectively. As of December 31, 2019, our top five customers accounted for approximately 75% of our net accounts receivable balance, with each customer representing 37%, 14%, 9%, 9%, and 6% of the net accounts receivable balance, respectively. Our major customers may change as we adjust marketing strategies, and any material business disruption affecting our major customers or any decrease in sales to our major customers may negatively impact our operations and cash flows if we fail to increase our sales to other customers.

In our Event Hosting business, we primarily generate revenue from sponsorship. If we fail to attract more sponsors to our concerts and hip-hop events, or if sponsors are less willing to sponsor us, our revenue may be adversely affected.

We generate a growing portion of our revenue from sponsorship provided by advertisers in the Event Hosting business, which we expect to further develop and expand in the near future as viewership of our hip-hop event offerings expand. Our revenue from sponsorship mainly depends on the number and attractiveness of our concerts and hip-hop events, and partly depends on the continual development of offline advertising industry in China and advertisers’ willingness to allocate budgets to offline advertising in the hip-hop industry. In addition, companies that decide to advertise or promote their products or services may utilize online methods or channels, such as Internet portals or search engines, over sponsorship during our offline events. If the offline advertising and sponsorship market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain and increase our current level of sponsorship revenue and our profitability and prospects may be materially and adversely affected.

Our financial condition, results of operations, and cash flows may be adversely affected by public health epidemics, including the coronavirus disease first identified in Wuhan, China.

In December 2019, a novel strain of coronavirus (“COVID-19”) was first identified in Wuhan, China. Less than four months later, on March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

Since we primarily engage in the businesses of hosting events and providing services related to events, our results of operations and financial condition in February and March 2020 have been affected by the spread of COVID-19 as the Chinese government has taken a number of actions, including extending the Chinese New Year holiday, encouraging employees of enterprises to work remotely from home, and cancelling public activities. In addition, because of the sluggish demand for advertising or marketing activities, we suffered a decrease in the Marketing business. Nevertheless, because of the stable development of our Event Hosting and Even Planning and Execution businesses in January 2020, we still managed to host and execute more and larger-scale events in the three months ended March 31, 2020 as compared to the same period in 2019. During the three months ended March 31, 2020, we successfully hosted two events and executed 12 events, compared to only one event hosted and four events executed during the three months ended March 31, 2019, resulting in a revenue increase rate of approximately 150%, as compared to the same period in 2019. In addition, our collection of accounts receivables only slowed slightly as we kept collecting accounts receivables to the best of our ability.

Consequently, the COVID-19 outbreak may materially adversely affect our business operations and condition and operating results for 2020, including but not limited to material negative impact on our total revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. The extent to which COVID-19 impacts our results of operations in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.

Our success is tied to events generally and, in particular, to changes in popularity of hip-hop events on which we choose to focus.

We are largely dependent on the continued popularity of corporate, marketing, and entertainment events in China generally and, in particular, the popularity of hip-hop events upon which we have chosen to focus. Changes in the popularity of hip-hop culture in China or in particular cities or regions in China could be influenced by competition from other forms of entertainment. A change in fans’ tastes, or a change in perception relating to hip-hop culture, could result in our hip-hop events becoming less popular or otherwise reduce the value of our hip-hop focused intellectual property portfolio. This, in turn, could reduce sponsorship or other advertising demand relating to our hip-hop events. Adverse developments or scandals relating to stars or key stakeholders in the hip-hop industry could affect our ability to monetize acquired rights or possibly recover investments we have made in the relationships with the rights owners, and to the extent that any such star or stakeholder is material to our revenue, could have a material adverse effect on our business, results of operations, or prospects.

We may be unable to maintain or enhance our portfolio of concerts, which is a key component of our growth strategy.

We own, or otherwise have contractual rights to, an extensive portfolio of concerts and hip-hop events from which we seek to generate revenue through sponsorships and ticket sales for those concerts and events. The portfolio of concerts is derived from our performance agreements with artists and music companies, which generally are for fixed terms and specific concerts. We are dependent upon relationships with these artists and music companies to maintain or obtain new rights. We have in the past been, and may in the future be, subject to risks that our partners in hosting concerts cease to work with us, develop their own service offerings instead of using ours, use alternative intermediaries for certain services, or fail to renew existing contracts on terms favorable to us, or at all, and to the extent that any such partner is material to our revenue, it could have a material adverse effect on our business, results of operations, or prospects.

The service agreements and performance agreements for our Event Planning and Execution and Event Hosting businesses impose numerous obligations on us.

In our Event Planning and Execution business and when hosting concerts in our Event Hosting business, we rely on contractual arrangements to provide a comprehensive suite of event-related services through our execution and marketing capabilities, and otherwise to obtain the right to host concerts we can then monetize.

The contracts with our clients and artists or music companies that underpin these arrangements are complex, come in a number of different forms and impose numerous obligations on us, including the obligations to:

●	provide future payment obligations and minimum attendance guarantees for entertainment events;

●	take adequate measures to monitor and prevent third parties from infringing or misusing intellectual property of our clients or partners;

●	meet detailed and event specific minimum transmission, live coverage quality, host broadcaster, and media production requirements;

●	maintain records of financial activities and grant clients or partners access to and rights to audit our records; and

●	comply with certain security and technical specifications.

If we are unable to meet our obligations or if we breach any of the other terms of our contractual arrangements, we could be subject to monetary penalties and our rights under such arrangements could be terminated, or could be subject to other remedies including obligations to renegotiate terms. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition, or prospects.

We depend on the success of live entertainment events, which are inherently susceptible to risks, and our exposure to such risks is potentially heightened as a result of the nature of entertainment events and the fan experiences we seek to create.

Live entertainment events, and, in particular those involving large numbers of performers or fans, require significant logistical capabilities, including substantial resources for safety and security, and sufficient infrastructure, which can be complex, difficult to coordinate, and costly to have in place. Even where logistics and infrastructure have been appropriately planned for, public live events, including our owned events, involve risks that may be beyond our control or the control of the relevant organizer (if not us). Such risks may include terrorist attacks, gun violence, or other security threats, travel interruption or accidents, traffic incidents, weather-related interruptions, natural catastrophes, the spread of illness, equipment malfunction, labor strikes, or other disturbances. Any of these could result in personal injuries or deaths, canceled events, and other disruptions to events adversely affecting the success of the events or our ability to stage events in the future (such as if host cities or organizations choose not to partner with us given event-related risks). The realization of these risks could also otherwise impact the profitability of our events and we could also be exposed to liability or other losses for which we may not have insurance or suffer reputational harm.

We focus on creating memorable entertainment event experiences for fans and cultivating highly-engaged and dedicated communities of fans. As a result, factors adversely impacting the enjoyment of fans during our entertainment events, even relatively minor issues, such as adverse weather conditions or poorly functioning infrastructure, to the extent they become associated with, and undercut, our events or, more generally, our brands, could lead to declining popularity of our events in future periods. As we coordinate all aspects of these events, including executing the events on-site, and undertaking the many items in preparation for each event, poor execution could also lead to declining popularity of our events in the future. In addition, our events typically require us to obtain permits from the relevant host cities or municipalities, and restrictive permit conditions, poor delivery of services including those not directly under our control or cancellation of entertainment events could also harm our brands.

We use third-party services in connection with our business, and any disruption to these services could result in a disruption to our business, negative publicity, and a slowdown in the growth of its users, materially and adversely affecting our business, financial condition, and results of operations.

Our business depends on services provided by, and relationships with, various third parties, including advertising companies and media companies, among other. In particular, for the fiscal years ended June 30, 2018 and 2019, we purchased 9% and 14% of our third-party services from one major supplier, respectively. For the six months ended December 31, 2019, we purchased 12% of our third-party services from one major supplier. The failure of these parties to perform in compliance with our agreements may negatively impact our business.

In addition, if such third parties increase the prices of their services, fail to provide their services effectively, terminate their services or agreements, or discontinue their relationships with us, we could suffer service interruptions, reduced revenue, or increased costs, any of which may have a material adverse effect on our business, financial condition, and results of operations.

Our business could be harmed if the relationships on which we depend were to change adversely or terminate.

Some of our events involves an exhaustive check-list of items to be organized and coordinated among numerous parties. Therefore, good relationships with these parties are key to a successful event. In particular, for the successful operation and execution of our hip-hop events, we often are dependent on relationships with local authorities and government agencies, which provide us essential services that are integral to the success of the event, such as police and security services, traffic control, and assistance in obtaining the required approvals and permits. For the operation of many of our hip-hop events, we use third-party providers and may also rely on the support of volunteers. If we are unable to rely on providers or volunteers in our event operations, it could cause disruptions to our events or otherwise adversely impact our relationships with our community of fans. Any adverse changes in or termination of any of these relationships could have a material adverse effect on our business, results of operations, financial condition, or prospects.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of partners and clients, and our reputation and operating results may be harmed.

We believe that market awareness of our brands, including POP, CBC, and Hip Hop Master, have contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase our network of sponsors, clients, and fans.

Our ability to attract new sponsors, clients, and fans depends not only on investment in our brands, our marketing efforts, and the success of our sales force, but also on the perceived value of our services versus competing alternatives among our client base. In addition, a failure by our clients to distinguish between our brands and the different services provided by our competitors may result in a reduction in sales volume, revenue, and margins. If our marketing initiatives are not successful or become less effective, if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, we may not be able to attract new clients successfully or efficiently, and our business and results of operations may be materially and adversely affected.

In addition, negative publicity about our business, shareholders, affiliates, directors, officers, and other employees, and the industry in which we operate, can harm the recognition of our brands. Negative publicity, regardless of merits, concerning the foregoing, could be related to a wide variety of matters, including but not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers, and other employees, including misrepresentation made by our employees to potential partners, clients, and fans during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our service offerings;

●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, and other employees;

●	complaints by fans about our events, services, sales, and marketing activities;

●	security breaches of confidential partner, client, or employee information;

●	employment-related claims relating to alleged employment discrimination, wage, and hour violations; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is readily available. Information concerning our company, shareholders, affiliates, directors, officers, and other employees, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated by our strategies to maintain our brand and may materially harm the recognition of our brand, our reputation, business, financial condition, and results of operations.

We could be adversely affected by a failure to protect our intellectual property or the intellectual property of our partners.

We have significant intellectual property rights, in particular with respect to our event brands, such as CBC, and related events, as well as our business brands, such as the Hip Hop Master brand. See also “—Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of partners and clients, and our reputation and operating results may be harmed.” We regard our intellectual properties as critical to our success, and we depend, to a large extent, on our ability to develop and maintain our intellectual property rights. To do so, we rely upon a combination of trade secrets, confidential policies, nondisclosure, and other contractual arrangements and copyrights, software copyrights, trademarks, and other intellectual property laws. We also make use of the intellectual property rights from partners, such as artists and music companies, to monetize the concerts we host. Despite our efforts to protect our or our partners’ intellectual property rights, the steps we take in this regard might not be adequate to prevent, or deter, infringement or other misappropriation of our or our partners’ intellectual property by competitors, former employees, or other third parties.

Monitoring and preventing any unauthorized use of our or our partners’ intellectual property is difficult and costly, and any of our or our partners’ intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Litigation or proceedings before governmental authorities, or administrative and judicial bodies may be necessary to enforce our intellectual property rights and to determine the validity and scope of our rights. Our efforts to protect our intellectual property in such litigation and proceedings may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Any failure in protecting or enforcing our or our partners' intellectual property rights could have a material adverse effect on our business, results of operations, financial condition, or prospects.

Advertisements shown during our events may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown during our events to ensure that such content is true, accurate, and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals, and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority. To fulfill these monitoring functions, we include clauses in all of our service contracts requiring that all advertising content provided by advertising agencies and advertisers must comply with relevant laws and regulations. Under PRC law, we may have claims against advertising agencies and advertisers for all damages to us caused by their breach of such representations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements, and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses.

A majority of the advertisements shown during our events are provided to us by third parties. Although significant efforts have been made to ensure that the advertisements shown during our events are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the large number of advertisements and the uncertainty in the application of these laws and regulations. The inability of our procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions. Although we have not been subject to material penalties or administrative sanctions in the past for the advertisements shown during our events, if we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations, and prospects.

The markets in which we operate are highly competitive.

In providing event planning and execution and marketing services, we seek to build strong connections, raise the value of services we provide, create effective communication platforms for brands, events, and organizations, and ultimately provide the vital link between events and consumers. We face competition in acquiring corporate clients. Notwithstanding prior relationships, corporate clients might choose alternative service providers. If we are unable to maintain current clients or acquire new clients, our ability to grow our business will be limited. In a competitive environment, we may lose existing business to our competitors or we may win less profitable business, including to the extent we may be required to lower the service fees we charge to our clients. In China, a number of companies have already engaged in event planning and execution and marketing services, and certain large companies, such as Alibaba, Tencent, and Baidu, are increasingly investing in entertainment businesses, including in hip-hop-related content and media channel development. In addition, our partners may expand their internal capabilities or otherwise integrate themselves vertically and more systematically, which could result in a reduction in opportunities available to us or otherwise lead to potential new competitors.

In the case of concerts and hip-hop events, we face competition principally from other hosts of concerts and hip-hop events. The events or concerts offered by other hosts may offer fans the ability to participate in events that represent or are perceived to represent better value for money than what we offer. We may face competition in cities or markets from competitors that have or are able to establish a more significant local presence than we can. In addition, we face competition from other entertainment and non-entertainment events that may be more attractive or appealing to potential fans.

Our results of operations are subject to seasonality and our financial performance in any one interim period is unlikely to be indicative of, or comparable to, our financial performance in subsequent interim periods.

Ultimately, we generate revenue from events, and these events occur at different times throughout the year. Most of our event-related revenue as well as event-related expenses are recognized in the month in which an event occurs. In particular for our Event Planning and Execution and Marketing businesses, revenue and direct expenses tend to be higher in the fourth quarter of our fiscal year given our event calendar. Over the course of the four quarters, fluctuations in gross profit shows a largely similar pattern to fluctuations in revenue. Our results of operations in our Event Hosting business tend to have less seasonal fluctuations compared to our other businesses. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

We may be unable to expand successfully into new cities or markets or expand within cities or markets in which we are already present.

Expansion into new cities or markets or expansion within cities or markets in which we are already present could expose us to significant legal and regulatory challenges, political, and economic instability or other adverse consequences. Such expansion may require the building of new relationships with stakeholders, which may have different interests or standards than stakeholders for which our operations have otherwise been designed and for which we may have limited capabilities to leverage. Our lack of experience and operational expertise in these cities or markets could put us in a disadvantageous position relative to our competitors with more experience or capabilities to address the relevant challenges. These factors, among others, could cause our expansion into new cities or markets to be unsuccessful or less profitable than what we are otherwise able to achieve, could cause our operating costs to increase unexpectedly or our revenue to decrease, or, in general, could otherwise negatively affect our expansion ambitions.

We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business model will be compromised.

We have experienced rapid growth in recent years. Our rapid growth has placed, and will continue to place, a significant strain on our demand for effective planning and management processes, administrative and operating infrastructure, hip-hop event development, sales and marketing capacities, and other resources. Our ability to effectively implement our strategies and manage any significant growth of our business will depend on a number of factors, including our ability to: (i) effectively recruit, train, retain, and motivate a large number of new employees; (ii) continue to improve our operational, financial, and management controls and efficiencies; (iii) improve hip-hop events to make them appealing to fans; (iv) maintain and improve our relationships with various stakeholders within our industry; (v) improve our sales and marketing efficiency; (vi) protect and further develop our intellectual property rights; and (vii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective, and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations, and overall business and prospects could be negatively impacted.

We may be unable to pursue strategic partnership, acquisitions, and investment opportunities to further complement our service offerings.

We may selectively partner with, invest in, or acquire companies that complement or enhance our existing operations as well as those that are strategically beneficial to our long-term goals, including opportunities that help broaden our corporate client base, expand our service offerings, and grow the number of our events. The costs of identifying and consummating partnerships, acquisitions, and investments may be significant, and we may not be able to find suitable opportunities at reasonable prices, or at all, in the future. Finding and consummating partnerships, acquisitions, or investments requires management time and effort, and finding and consummating such opportunities in new markets can be affected by availability of suitable targets and uncertain business cases in ways that pose greater risk than initiatives that target established markets. More broadly, opportunities in markets in which we have limited or no prior experience may pose a greater risk. Failure to further expand our service offerings through strategic partnerships, acquisitions, and investment opportunities could have a material adverse effect on our business, results of operations, financial condition, or prospects.

Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing clients and attract new clients, which may materially and adversely affect our business, financial condition, and results of operations.

We depend on our customer service representatives to provide assistance to clients using our services. As such, the quality of customer services is critical to retaining our existing clients and attracting new clients. If our customer service representatives fail to satisfy clients’ individual needs, we may incur reputational harms and lose potential or existing business opportunities with our existing clients, which could have a material adverse effect on our business, financial condition, and results of operations.

We rely on the skills, experience, and relationships of our senior management team and other key personnel, the loss of which could adversely affect us.

We believe that our future success depends significantly on our continuing ability to attract, develop, motivate, and retain our senior management and a sufficient number of hip-hop, event planning and execution, and marketing specialists and other experienced and skilled employees. We benefit from the track record of our senior management team, including Mr. Zhuoqin Huang, in building strategic personal relationships with key stakeholders throughout the hip-hop ecosystem and successfully growing our operations through strategic partnerships. Our senior management team works closely with seasoned hip-hop, event planning and execution, and marketing specialists who offer deep execution and operational experience combined with their relationships with various stakeholders. Our combined team offers deep industry experience throughout the hip-hop ecosystem, as well as in-depth knowledge of the Chinese hip-hop market.

Qualified individuals are in high demand, particularly in the hip-hop ecosystem, and we may have to incur significant costs to attract and retain them. The loss of any member of the senior management team or such specialists could be highly disruptive and adversely affect our business operations in respect of a particular stakeholder or more broadly impact our future growth. Moreover, if any of these individuals joins a competitor or undertakes a competing business, we may lose crucial business secrets, personal relationships, technological know-how, and other valuable resources, notwithstanding our contractual arrangements designed to mitigate this loss.

A decline in general economic conditions or a disruption of financial markets may affect entertainment markets or the discretionary income of consumers, which in turn could adversely affect our profitability.

Our operations are affected by general economic conditions and, in particular, conditions that have a direct impact on the demand for entertainment and leisure activities. Declines in general economic conditions could reduce the level of discretionary income that our fans have to spend on attending or participating in entertainment events or on entertainment-related programs or consumer products more generally (thereby potentially reducing sponsorship and advertising spending), any of which could adversely impact our revenue. Adverse economic conditions, including volatility and disruptions in financial markets, may also affect other stakeholders in the hip-hop ecosystem, thereby reducing their engagement. For example, declines in consumer spending more broadly could affect advertising spend, which in turn could adversely affect broadcasters. These factors could reduce the prices we can obtain in our arrangements with partners and clients.

Demand for our content would be adversely affected by unauthorized distribution of that content.

To the extent that live hip-hop events are made available on the Internet by pirates or other unauthorized re-broadcasters and these are illegally streamed, demand for our services could decline and we could lose the benefit of any associated revenue, which could have a material adverse effect on our reputation, business, results of operations, financial conditions, or prospects.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects.

Risks Relating to Our Corporate Structure

Our corporate structure, in particular our VIE arrangements (the “VIE Arrangements”) with Xiamen Pop Culture and the Xiamen Pop Culture Shareholders, together holding 93.55% of the shares in Xiamen Pop Culture, are subject to significant risks, as set forth in the following risk factors.

If the PRC government deems that the contractual arrangements in relation to our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of radio and television program production and distribution business is prohibited under current PRC laws and regulations. Accordingly, we currently operate our radio and television program production and distribution business through Xiamen Pop Culture, a VIE, through a series of contractual arrangements. As a result of these contractual arrangements, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of Xiamen Pop Culture are treated as our assets and liabilities and the results of operations of Xiamen Pop Culture are treated in all aspects as if they were the results of our operations. For a description of these contractual arrangements, see “Corporate History and Structure—Our Contractual Arrangements.”

In the opinion of our PRC counsel, GFE Law Office (“GFE”), based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of Xiamen Pop Culture in China and Heliheng, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each of the contracts among Heliheng, Xiamen Pop Culture, and Xiamen Pop Culture Shareholders is legal, valid, binding, and enforceable in accordance with its terms and applicable PRC laws. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide.

If our corporate structure and the contractual arrangements among Heliheng, Xiamen Pop Culture, and Xiamen Pop Culture Shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal, or regulatory authorities, we may lose control of our VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or we or Xiamen Pop Culture fails to obtain or maintain any required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and/or operating licenses of Heliheng or Xiamen Pop Culture;

●	discontinuing or restricting the operations of Heliheng or Xiamen Pop Culture;

●	imposing conditions or requirements with which we, Heliheng, or Xiamen Pop Culture may not be able to comply;

●	requiring us, Heliheng, or Xiamen Pop Culture to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

●	imposing fines.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Xiamen Pop Culture in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Xiamen Pop Culture or our right to receive substantially all the economic benefits and residual returns from Xiamen Pop Culture and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Xiamen Pop Culture in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Our VIE Arrangements with Xiamen Pop Culture and the Xiamen Pop Culture Shareholders may not be effective in providing control over Xiamen Pop Culture.

A substantial part of our current revenue and net income is derived from Xiamen Pop Culture. We do not have an entity ownership interest in Xiamen Pop Culture but rely on contractual arrangements with it to control and operate its business. However, the VIE Arrangements may not be as effective in providing us with the necessary control over Xiamen Pop Culture and its operations. Any deficiency in these contractual arrangements may result in our loss of control over the management and operations of Xiamen Pop Culture, which will result in a significant loss in the value of an investment in our company. We rely on contractual rights through our VIE Arrangements to effect control over and management of Xiamen Pop Culture, which exposes us to the risk of potential breach of contract by the Xiamen Pop Culture Shareholders. In addition, as our chief executive officer, director, and chairman of the board of directors, Mr. Zhuoqin Huang, and our vice president, Mr. Weiyi Lin, prior to the closing of this offering, collectively own 69.57% of the shares in Xiamen Pop Culture, it may be difficult for us to change our corporate structure if such Xiamen Pop Culture Shareholders refuse to cooperate with us.

Our contractual arrangements with Xiamen Pop Culture are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with Xiamen Pop Culture are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these contractual arrangements between us and Xiamen Pop Culture will be resolved through arbitration in the PRC, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation, and other legal proceedings remain in the PRC, which could limit our ability to enforce these contractual arrangements and exert effective control over Xiamen Pop Culture. Furthermore, these contracts may not be enforceable in the PRC if the PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Xiamen Pop Culture, and our ability to conduct our business may be materially and adversely affected.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

A substantial part of our business is conducted through Xiamen Pop Culture, which currently is considered for accounting purposes as a VIE, and we are considered the primary beneficiary, enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future a company we hold as a VIE would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for PRC purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices, and methods used in preparing financial statements for PRC purposes from the principles, practices, and methods generally accepted in the United States and in the SEC accounting regulations must be discussed, quantified, and reconciled in financial statements for the United States and SEC purposes.

The contractual arrangements between Heliheng and Xiamen Pop Culture may result in adverse tax consequences.

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology, and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by the PRC tax authorizes.

Under a tax inspection, if our transfer pricing arrangements between Heliheng and Xiamen Pop Culture are judged as tax avoidance, or related documentation does not meet the requirements, Heliheng and Xiamen Pop Culture may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purpose, of adjustments recorded by Heliheng, which could adversely affect us by (i) increasing Xiamen Pop Culture’s tax liabilities without reducing our subsidiaries’ tax liabilities, which could further result in interest being levied to us for unpaid taxes; or (ii) imposing late payment fees and other penalties on Xiamen Pop Culture for the adjusted but unpaid taxes according to the applicable regulations. As a result, our financial position could be materially and adversely affected if Xiamen Pop Culture’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

The Xiamen Pop Culture Shareholders have potential conflicts of interest with our company which may adversely affect our business and financial condition.

The Xiamen Pop Culture Shareholders may have potential conflicts of interest with us. These shareholders may not act in the best interest of our Company or may breach, or cause Xiamen Pop Culture to breach the existing contractual arrangements we have with them and Xiamen Pop Culture, which would have a material and adverse effect on our ability to effectively control Xiamen Pop Culture and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Xiamen Pop Culture to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in Xiamen Pop Culture to a PRC entity or individual designated by us, to the extent permitted by PRC law. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We rely on the approval certificates and business license held by Xiamen Pop Culture and any deterioration of the relationship between Heliheng and Xiamen Pop Culture could materially and adversely affect our overall business operations.

Pursuant to the VIE Arrangements, a substantial part of our business in the PRC will be undertaken on the basis of the approvals, certificates, business licenses, and other requisite licenses held by Xiamen Pop Culture. There is no assurance that Xiamen Pop Culture will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with Xiamen Pop Culture is governed by the VIE Arrangements, which are intended to provide us, through our indirect ownership of Heliheng, with effective control over the business operations of Xiamen Pop Culture. However, the VIE Arrangements may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Xiamen Pop Culture could violate the VIE Arrangements, go bankrupt, suffer from difficulties in its business, or otherwise become unable to perform its obligations under the VIE Arrangements and, as a result, our operations, reputation, business, and stock price could be severely harmed.

The exercise of our option to purchase part or all of the shares in Xiamen Pop Culture under the exclusive option agreement might be subject to approval by the PRC government. Our failure to obtain this approval may impair our ability to substantially control Xiamen Pop Culture and could result in actions by Xiamen Pop Culture that conflict with our interests.

Our exclusive option agreement with Xiamen Pop Culture gives Heliheng the option to purchase all or part of the shares in Xiamen Pop Culture. However, the option may not be exercised if the exercise would violate any applicable laws and regulations in the PRC or cause any license or permit necessary for the operation of Xiamen Pop Culture to be cancelled or invalidated. Under PRC laws, if a foreign entity, through a foreign investment company that it invests in, acquires a domestic related company, China’s regulations regarding mergers and acquisitions would technically apply to the transaction. Application of these regulations requires an examination and approval of the transaction by Ministry of Commerce of the PRC (the “MOFCOM”), or its local counterparts. We cannot guarantee you that we can pass such examination and get the approval to acquire Xiamen Pop Culture. If we are not able to purchase the shares of Xiamen Pop Culture, then we will lose a substantial portion of our ability to control Xiamen Pop Culture and our ability to ensure that Xiamen Pop Culture will act in our interests.

Risks Relating to Doing Business in the PRC

There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.

The MOFCOM and the National Development and Reform Commission, or the “NDRC,” promulgated the Special Measures for Foreign Investment Access (2019 version), or the “2019 Negative List,” on June 30, 2019, which became effective on July 30, 2019. According to the 2019 Negative List, the radio and television program production and distribution business, in which we engage, falls in the “prohibited” category for foreign investors. To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate such business in China.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the Foreign Investment Law, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council of the PRC (the “State Council”). The Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remain silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is still uncertainty regarding whether our VIE would be identified as a foreign-invested enterprise in the future. As a result, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future.

If we are deemed to have a non-PRC entity as a controlling shareholder, the provisions regarding control through contractual arrangements could reach our VIE arrangements, and as a result Xiamen Pop Culture could become subject to restrictions on foreign investment, which may materially impact the viability of our current and future operations. Specifically, we may be required to modify our corporate structure, change our current scope of operations, obtain approvals, or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, and business operations.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. Immediately prior to completion of this offering, Mr. Zhuoqin Huang, our chief executive officer, director, and chairman and a PRC citizen, beneficially and indirectly owns 5,763,077 Class B Ordinary Shares, representing approximately 78.54% of the voting rights in our Company. It is uncertain, however, if these factors would be sufficient to give them control over us under the Foreign Investment Law. If future revisions or implementation rules of the Foreign Investment Law mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are currently located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our products, and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC Affiliated Entities are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws.

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of our operations in China and a majority of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. See “Enforceability of Civil Liabilities.”

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our PRC Affiliated Entities did not make adequate social insurance and housing fund contributions for all employees as required by PRC regulations previously, which may subject us to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Regulations—Regulations Related to Employment and Social Welfare—Social Insurance and Housing Fund.” The requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

Pursuant to the Social Insurance Law and the Regulations on Management of Housing Funds, an enterprise is required, within a prescribed time limit, to register with the relevant social security authority and housing fund management center, and to open the relevant accounts and make timely contributions for their employees; failure to do so may subject the enterprise to order for rectification, and certain fines if the enterprise fails to rectify in time. As of the date of this prospectus, our PRC Affiliated Entities comply with the laws and regulations on Social Insurance and Housing Fund. Although we are in compliance with these laws and regulations, in the event that the relevant authorities determine that we have underpaid in the past two years, our PRC Affiliated Entities may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing provident funds.

We may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If we fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon us. With respect to housing fund plans, we may be required to pay and deposit housing funds in full and on time within the prescribed time limit. If we fail to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit. However, as of the date of this prospectus, the relevant local authorities confirmed in writing that no records of violation were found on our PRC Entities for social insurance and/or housing fund contribution obligations. Further, these PRC Entities have never received any demand or order from the competent authorities. Therefore, our PRC counsel believes that the risk that the relevant authorities may impose regulatory penalty on our PRC Entities for our underpayment of social insurance and housing funds is remote.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, State Administration of Foreign Exchange (“SAFE”) issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

All of the shareholders who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules, have completed the initial registrations with the qualified banks as required by the regulations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration, statutory limitations on amount, and approval requirements.

Any loans to Heliheng, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Heliheng to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to Heliheng up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Heliheng, or (ii) twice the amount of the net assets of Heliheng calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the “PBOC Circular 9.” Moreover, any medium or long-term loan to be provided by us to Heliheng or other domestic PRC entities must also be filed and registered with the NDRC. We may also decide to finance Heliheng by means of capital contributions. These capital contributions must be recorded with the MOFCOM or its local counterpart.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If our PRC Affiliated Entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our PRC Affiliated Entities’ operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our business, including our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Since we sell a majority of the products of our brand partners in the U.S., the fluctuations in exchange rates would have a negative effect on our business and results of operations and financial condition.

Our business is conducted in the PRC, and our books and records are maintained in RMB, which is the currency of the PRC. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares offered by this prospectus are offered in U.S. dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the “EIT Law,” that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the “SAT,” specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management organ of Pop Culture Group is within the territory of China, Pop Culture Group may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, Pop Culture Group has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. Indirect transfer of equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentages in bullet points i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs dent on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiary to adjust its taxable income under the contractual agreements Heliheng currently has in place with Xiamen Pop Culture in a manner that would materially and adversely affect their ability to pay dividends and other distribution to us. See “—Risks Relating to Our Corporate Structure—The contractual arrangements between Heliheng and Xiamen Pop Culture may result in adverse tax consequences.”

Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiary may also allocate a portion of its respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at its discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Governmental control of currency conversion may affect the value of your investment and our payment of dividends.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in the RMB. Under our current corporate structure, Pop Culture Group may rely on dividend payments from our PRC subsidiary, Heliheng, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” a withholding tax rate of 10% may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiary is wholly owned by our Hong Kong subsidiary. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC, and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

The approval of the China Securities Regulatory Commission, or the “CSRC,” may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas SPV formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such SPV’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by an SPV seeking the CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC legal counsel has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the listing and trading of our shares on [the Nasdaq Capital Market/NYSE American] in the context of this offering, given that:

●	we established our PRC subsidiary by means of direct investment rather than by merger with or acquisition of PRC domestic companies as defined in the M&A Rules; and

●	no explicit provision in the M&A Rules classifies the respective contractual arrangements between Heliheng, Xiamen Pop Culture, and Xiamen Pop Culture Shareholders as a type of acquisition transaction failing under the M&A Rules.

Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. The Ministry of Commerce or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Risks Relating to this Offering and the Trading Market

There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Class A Ordinary Shares. We plan to apply for the listing of our Class A Ordinary Shares on [the Nasdaq Capital Market/NYSE American]. An active public market for our Class A Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiations between us and the Underwriters, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Class A Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

The initial public offering price of our Class A Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Class A Ordinary Shares. Consequently, when you purchase our Class A Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of $[●] per share, assuming an initial public offering price of $[●]. See “Dilution.” In addition, you may experience further dilution to the extent that additional Class A Ordinary Shares are issued upon conversion of Class B Ordinary Shares or exercise of outstanding options we may grant from time to time.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended June 30, 2018 and 2019, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or “PCAOB,” and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of independent directors and an audit committee. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2022. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [Nasdaq/NYSE], impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior December 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Our Class B Ordinary Shares have stronger voting power than our Class A Ordinary Shares and one existing shareholder has substantial influence over our Company and his interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to seven votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Immediately prior to completion of this offering, Mr. Zhuoqin Huang, the sole shareholder of Class B Ordinary Shares, beneficially owns 5,763,077 Class B Ordinary Shares, representing approximately 78.54% of the voting rights in our Company. As a result, until such time as his collective voting power is below 50%, Mr. Huang as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, concentration of ownership of our Class B Ordinary Shares may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

The dual class structure of our ordinary shares has the effect of concentrating voting control with our CEO and chairman and his affiliates.

Holders of our Class B Ordinary Share are entitled to seven votes per one Class B Ordinary Share, and holders of our Class A Ordinary Shares, the security we are offering in this offering, are entitled to one vote per one Class A Ordinary Share. Mr. Zhuoqin Huang, our chief executive officer, director, and chairman, is currently (prior to completion of this offering) the beneficial owner of 5,763,077, or 100%, of our issued Class B Ordinary Shares. After this offering, Mr. Huang will indirectly hold 5,763,077 Class B Ordinary Shares, representing approximately [●]% of the voting rights in our Company, assuming the full exercise of the over-allotment option by the Underwriters, or approximately [●]% assuming no exercise of the over-allotment option by the Underwriters. Because of the seven-to-one voting ratio between our Class B and Class A Ordinary Shares, Mr. Huang may have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. He will have significant influence over a decision to enter into any corporate transaction and will have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares.

If we are deemed a “controlled company” within the meaning of the [Nasdaq/NYSE American] listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following this offering, our largest shareholder will continue to own more than a majority of the voting power of our outstanding ordinary shares. Under the [Nasdaq/NYSE American] listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the [Nasdaq/NYSE American] listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of [Nasdaq/NYSE American].

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 11,021,834 Class A Ordinary Shares are outstanding before the consummation of this offering and [●] Class A Ordinary Shares will be outstanding immediately after the consummation of this offering if the Underwriters’ over-allotment option is not exercised, and [●] Class A Ordinary Shares will be outstanding immediately after the consummation of this offering if the Underwriters’ over-allotment option is fully exercised. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between the Underwriters and us and may vary from the market price of our Class A Ordinary Shares following our initial public offering. If you purchase our Class A Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Class A Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Class A Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain [Nasdaq/NYSE American] corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

[Nasdaq/NYSE American] listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, [Nasdaq/NYSE American] listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. [Nasdaq/NYSE American] listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of [Nasdaq/NYSE American] listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under [Nasdaq/NYSE American] listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of [the Nasdaq Capital Market/NYSE American], our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on [the Nasdaq Capital Market/NYSE American] upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on [the Nasdaq Capital Market/NYSE American], we cannot assure you that our securities will continue to be listed on [the Nasdaq Capital Market/NYSE American].

In addition, following this offering, in order to maintain our listing on [the Nasdaq Capital Market/NYSE American], we will be required to comply with certain rules of [the Nasdaq Capital Market/NYSE American], including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of [the Nasdaq Capital Market/NYSE American], we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the [Nasdaq Capital Market/NYSE American] criteria for maintaining our listing, our securities could be subject to delisting.

If [the Nasdaq Capital Market/NYSE American] does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, which will become effective on or before the completion of this offering, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Class A Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; or (vi) a fee of such maximum sum as [the Nasdaq Capital Market/NYSE American] may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Once the Class A Ordinary Shares have been listed, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.’”

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2020 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

Although the law in this regard is unclear, we treat our PRC Affiliated Entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration—United States Federal Income Taxation—Passive Foreign Investment Company.”

Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.

11,021,834 of our Class A Ordinary Shares are issued and outstanding before this offering. Our pre-IPO shareholders may be able to sell their Class A Ordinary Shares under Rule 144 after the completion of this offering. See “Shares Eligible for Future Sale” below. Because these shareholders have paid a lower price per Class A Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Class A Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Class A Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the hip-hop industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the hip-hop industry in China. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The hip-hop industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Class A Ordinary Shares. In addition, the rapidly changing nature of the hip-hop industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue in the Federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Hunter Taubman Fischer & Li LLC as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier, our counsel with respect to the laws of the Cayman Islands, and GFE, our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

GFE has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments. GFE has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[●] per Class A Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[●] if the Underwriters do not exercise their over-allotment option, and $[●] if the Underwriters exercise their over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

●	approximately 29% for developing and operating online content;

●	approximately 21% for developing a street dance training business;

●	approximately 21% for creating derivative works of our hip-hop intellectual properties;

●	approximately 14% for developing our hip-hop events; and

●	The balance to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Pop Culture HK.

Current PRC regulations permit our PRC subsidiary to pay dividends to Pop Culture HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our Affiliated Entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our Affiliated Entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiary is unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares or Class B Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares or Class B Ordinary Shares will be paid in U.S. dollars. Pop Culture HK may be considered a non-resident enterprise for tax purposes, so that any dividends Heliheng pays to Pop Culture HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Xiamen Pop Culture to Heliheng, pursuant to contractual arrangements between them, and the distribution of such payments to Pop Culture HK as dividends from Heliheng. If Xiamen Pop Culture or its subsidiaries incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiary to its immediate holding company, Pop Culture HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Pop Culture HK intends to apply for the tax resident certificate if and when Heliheng plans to declare and pay dividends to Pop Culture HK. See “Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2019:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Class A Ordinary Shares by us in this offering at the assumed initial public offering price of $[●] per Class A Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us.

In addition, we currently have 5,763,077 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to seven votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The Class B Ordinary Shares are not being converted as part of this Offering.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2019
	Actual	As adjusted (Over-allotment option not exercised)(1)	As adjusted (Over-allotment option exercised in full) (1)
	$	$	$
Cash and cash equivalents	$1,225,146
Long-term loans	-
Shareholders’ Equity:
Class A Ordinary Shares, $0.001 par value, 44,000,000 Class A Ordinary Shares authorized, 11,021,834 Class A Ordinary Shares issued and outstanding; [●] Class A Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is not exercised, and [●] Class A Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is exercised in full	$11,022
Class B Ordinary Shares, $0.001 par value, 6,000,000 Class B Ordinary Shares authorized, 5,763,077 Class B Ordinary Shares issued and outstanding; 5,763,077 Class B Ordinary Shares issued and outstanding, as adjusted	$5,763
Subscription receivable	(16,785)
Additional paid-in capital	$4,248,644
Accumulated profit	$7,169,858
Accumulated other comprehensive loss	$(203,531)
Total Shareholders’ Equity	$11,214,971
Total Capitalization	$12,440,117

(1)	Reflects the sale of Class A Ordinary Shares in this offering at an assumed initial public offering price of $[●] per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[●]

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Class A Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[●] million, assuming the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated expenses payable by us.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted for each Class A Ordinary Share you purchase to the extent of the difference between the initial public offering price per Class A Ordinary Share and our net tangible book value per Class A Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the net tangible book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to seven votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The Class B Ordinary Shares are not being converted as part of this Offering.

Our net tangible book value as of December 31, 2019, was $[●], or $[●] per Class A Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Class A Ordinary Share (as adjusted for the offering) from the initial public offering price per Class A Ordinary Share and after deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us.

After giving effect to our sale of [●] Class A Ordinary Shares offered in this offering based on the initial public offering price of $[●] per Class A Ordinary Share after deduction of the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2019, would have been $[●], or $[●] per outstanding Class A Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Class A Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Assumed Initial public offering price per Class A Ordinary Share	$	$
Net tangible book value per Class A Ordinary Share as of December 31, 2019	$	$
As adjusted net tangible book value per Class A Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Class A Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Class A Ordinary Share to new investors in the offering	$	$

The following tables summarize, on a pro forma as adjusted basis as of December 31, 2019, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Class A Ordinary Share before deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us.

	Class A Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

	Class A Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option exercised in full	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We began our operations in 2007 through Xiamen Pop Culture, a limited liability company established pursuant to PRC laws. Xiamen Pop Culture formed four wholly owned subsidiaries, Shanghai Pudu Culture Communication Co., Ltd. on March 30, 2017, Xiamen Pop Network Technology Co., Ltd. on June 6, 2017, Zhongjing Pop (Guangzhou) Culture Media Co., Ltd. on December 19, 2018, and Shenzhen Pop Culture Co., Ltd. on January 17, 2020, pursuant to PRC laws.

We incorporated Pop Culture Group on January 3, 2020, under the laws of the Cayman Islands. Pop Culture HK was incorporated on January 20, 2020, in Hong Kong as a wholly owned subsidiary of Pop Culture Group.

On March 13, 2020, Heliheng was incorporated pursuant to PRC laws as a wholly foreign owned enterprise. Pop Culture HK holds 100% of the equity interests in Heliheng.

We engage in radio and television program production and distribution business, which falls in the prohibited category under the Special Administrative Measures. To comply with PRC laws and regulations, Heliheng entered into a series of contractual arrangements with Xiamen Pop Culture and its shareholders, through which Heliheng has gained full control over the management and receives the economic benefits of Xiamen Pop Culture. For more details, see “—Our Contractual Arrangements.”

Our Corporate Structure

The following diagram illustrates our corporate structure, including our subsidiaries and our VIE and its subsidiaries, as of the date of this prospectus and upon completion of our IPO based on a proposed number of [●] Class A Ordinary Shares being offered, assuming no exercise of the over-allotment.

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to seven votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

(1)	Represents 5,763,077 Class B Ordinary Shares indirectly held by Zhuoqin Huang, the 100% owner of Joya Enterprises Limited, as of the date of this prospectus.

(2)	Represents an aggregate of 11,021,834 Class A Ordinary Shares held by 33 shareholders of Pop Culture Group, each one of which holds less than 5% of our voting ownership interests, as of the date of this prospectus.

(3)	As of the date of this prospectus, Xiamen Pop Culture is held by Zhuoqin Huang as to 59.55%, Weiyi Lin as to 10.02%, Rongdi Zhang as to 9.10%, Chunxiao Cui as to 6.11%, Xiayu Cui as to 6.11%, Yu Huang as to 2.42%, Azhen Lin as to 0.12%, and Wuyang Chen as to 0.12%, respectively, together holding 93.55% of the shares. We refer to the above shareholders of Xiamen Pop Culture as the “Xiamen Pop Culture Shareholders.” The remaining 6.45% of the shares in Xiamen Pop Culture is owned by an independent third party.

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

Our Contractual Arrangements

Neither we nor our subsidiaries own any share in Xiamen Pop Culture. Instead, we control and receive the economic benefits of Xiamen Pop Culture’s business operation through a series of contractual arrangements. Heliheng, Xiamen Pop Culture, and the Xiamen Pop Culture Shareholders entered into the VIE Agreements on March 30, 2020. The VIE agreements are designed to provide Heliheng with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of Xiamen Pop Culture, including major control rights and the rights to the assets, property, and revenue of Xiamen Pop Culture.

As a result of our direct ownership in Heliheng and the VIE Agreements, we are regarded as the primary beneficiary of our VIE, and we treat our VIE and its subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Each of the VIE Agreements is described in detail below. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement of which this prospectus forms a part.

In the opinion of GFE, our PRC counsel:

●	the ownership structures of Heliheng and Xiamen Pop Culture, both currently and immediately after giving effect to this offering, do not and will not contravene any PRC laws or regulations currently in effect; and

●	the contractual arrangements among Heliheng, Xiamen Pop Culture, and the Xiamen Pop Culture Shareholders governed by PRC laws are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of Xiamen Pop Culture do not comply with PRC government restrictions on foreign investment in our business, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Relating to Doing Business in the PRC—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us” for more details.

Exclusive Services Agreement

Pursuant to the Exclusive Services Agreement between Xiamen Pop Culture and Heliheng, Heliheng provides Xiamen Pop Culture with technical support, intellectual services, and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to Xiamen Pop Culture by Heliheng under the Exclusive Services Agreement, Heliheng is entitled to collect a service fee equal to 93.55% of the net income of Xiamen Pop Culture, which is Xiamen Pop Culture’s earnings before tax after deducting relevant costs and reasonable expenses.

The Exclusive Services Agreement became effective on March 30, 2020 and will remain effective unless otherwise terminated as required by laws or regulations, or by relevant governmental or regulatory authorities. Nevertheless, the Exclusive Services Agreement shall be terminated after all shares in Xiamen Pop Culture held by its shareholders and/or all the assets of Xiamen Pop Culture have been legally transferred to Heliheng and/or its designee in accordance with the Exclusive Option Agreement.

The Exclusive Services Agreement does not prohibit related party transactions. Upon the establishment of the audit committee at the consummation of this offering, the Company’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving Heliheng or Xiamen Pop Culture.

Share Pledge Agreement

Under the Share Pledge Agreement between Heliheng and the Xiamen Pop Culture Shareholders, together holding 93.55% of the shares in Xiamen Pop Culture, the Xiamen Pop Culture Shareholders pledged their shares in Xiamen Pop Culture to Heliheng to guarantee the performance of Xiamen Pop Culture’s obligations under the Exclusive Services Agreement. Under the terms of the Share Pledge Agreement, in the event that Xiamen Pop Culture or the Xiamen Pop Culture Shareholders breach their respective contractual obligations under the Exclusive Services Agreement, Heliheng, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged shares. The Xiamen Pop Culture Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, Heliheng is entitled to dispose of the pledged shares in accordance with applicable PRC laws. The Xiamen Pop Culture Shareholders further agreed not to dispose of the pledged shares or take any action that would prejudice Heliheng’s interest.

The Share Pledge Agreement is effective until the full payment of the service fees under the Exclusive Services Agreement and upon termination of Xiamen Pop Culture’s obligations under the Exclusive Services Agreement, or upon the transfer of shares under the Exclusive Option Agreement.

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Xiamen Pop Culture’s obligations under the Exclusive Services Agreement, (2) make sure the Xiamen Pop Culture Shareholders do not transfer or assign the pledged shares, or create or allow any encumbrance that would prejudice Heliheng’s interests without Heliheng’s prior written consent, and (3) provide Heliheng control over Xiamen Pop Culture. In the event Xiamen Pop Culture breaches its contractual obligations under the Exclusive Services Agreement, Heliheng will be entitled to dispose of the pledged shares in accordance with relevant PRC laws.

As of the date of this prospectus, the share pledges under the Share Pledge Agreement have been registered with the competent PRC regulatory authority.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Xiamen Pop Culture Shareholders, together holding 93.55% of the shares in Xiamen Pop Culture, irrevocably granted Heliheng (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their shares in Xiamen Pop Culture or the assets of Xiamen Pop Culture. The option price is RMB10 or the minimum amount to the extent permitted under PRC law, whichever is lower.

Under the Exclusive Option Agreement, Heliheng may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Xiamen Pop Culture Shareholders’ shares in Xiamen Pop Culture or the assets of Xiamen Pop Culture. The Exclusive Option Agreement, together with the Share Pledge Agreement, the Exclusive Services Agreement, and the Shareholders’ Powers of Attorney, enable Heliheng to exercise effective control over Xiamen Pop Culture.

The Exclusive Option Agreement remains effective until all the equity or assets of Xiamen Pop Culture is legally transferred under the name of Heliheng and/or other entity or individual designated by it, unless terminated earlier by Heliheng with a 30-day prior notice.

Shareholders’ Powers of Attorney

Under each of the Powers of Attorney, the Xiamen Pop Culture Shareholders authorized Heliheng to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of Xiamen Pop Culture.

The Powers of Attorney is irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Xiamen Pop Culture Shareholders are shareholders of Xiamen Pop Culture.

Spousal Consent

The spouse of certain of Xiamen Pop Culture Shareholders agreed, via a spousal consent, to the execution of the “Transaction Documents” including: (a) Exclusive Option Agreement entered into with Heliheng and Xiamen Pop Culture; (b) Share Pledge Agreement entered into with Heliheng; and (c) Powers of Attorney executed by the Xiamen Pop Culture Shareholder, and the disposal of the shares of Xiamen Pop Culture held by the Xiamen Pop Culture Shareholder and registered in his or her name.

The spouse of certain of the Xiamen Pop Culture Shareholders further undertakes not to make any assertions in connection with the shares of Xiamen Pop Culture which are held by the Xiamen Pop Culture Shareholder. The spouse of the Xiamen Pop Culture Shareholder confirms that the Xiamen Pop Culture Shareholder can perform, amend, or terminate the Transaction Documents without his or her authorization or consent. He or she undertakes to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

The spouse of certain of the Xiamen Pop Culture Shareholders also undertakes that if he or she obtains any share of Xiamen Pop Culture which are held by the Xiamen Pop Culture Shareholder for any reasons, he or she shall be bound by the Transaction Documents and comply with the obligations thereunder as a shareholder of Xiamen Pop Culture. For this purpose, upon Heliheng’s request, he or she shall sign a series of written documents in substantially the same format and content as the Transaction Documents and Exclusive Services Agreement (as amended from time to time).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

FACTORS AND TRENDS AFFECTING OUR RESULTS OF OPERATIONS

Our operating results are subject to general conditions typically affecting the hip-hop industry, including changes in governmental policies and laws, uneven economic development, competition from other companies in the same industry, and increases in operating costs and expenses due to inflation and other factors such as an unusual large-scale epidemic which prevents us from hosting live events and concerts and providing related services. Unfavorable changes in any of these general conditions could negatively affect our events undertaking and otherwise adversely affect our results of operations. Our operating results are more directly affected by company-specific factors, including our revenue growth and our ability to effectively manage our operating costs and expenses.

Our Strategy

We seek to be a leader in the promotion of hip-hop culture and its values in China, creating long-term value for fans, artists, corporate clients, and sponsors. Specially, we plan to implement the following strategies:

●	expand and enhance our portfolio of concerts and hip-hop events;

●	exploit revenue-generating opportunities for our hip-hop related intellectual property portfolio;

●	develop and deepen relationships with corporate clients;

●	attract and recruit highly-qualified professionals to join our team; and

●	further enhance our brand recognition.

BUSINESS OVERVIEW

Through our services, we aim to promote hip-hop culture and its values of love, peace, unity, respect, and fun, and to promote cultural exchange with respect to hip hop between the United States and China. We do this mainly by delivering event experiences with significant hip-hop elements to the younger generation.

With the values of hip-hop culture at our core and the younger generation as our primary target audience, we host entertainment events and provide event planning and execution services and marketing services to corporate clients. We seek to create value for stakeholders in all parts of the hip-hop ecosystem, from fans to artists, corporate clients, and sponsors.

We own the rights to an extensive portfolio of hip-hop events, including a stage play, dance competitions, cultural and musical festivals, and karaoke promotion parties, and we cooperate with music companies and artists to host various concerts in China. Our concerts and hip-hop events generated an attendance of 122,000 and 42,000 during the fiscal years ended June 30, 2019 and 2018, respectively, and 124,880 during the six months ended December 31, 2019. We generate revenue from our Event Hosting business by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts and events.

We believe that the main reason corporate clients hire us to plan and execute events and provide marketing services geared towards the younger generation is for our deep understanding of the taste and preferences of this generation.

We help corporate clients with the design, logistics, and layout of events, coordinate and supervise the actual event set-up and implementation, and generate revenue through service fees. Our services cover each aspect of corporate and marketing events, including communication, planning, design, production, reception, execution, and analysis. During the fiscal year ended June 30, 2019 and 2018, we served 35 and 19 clients in 43 and 30 events, respectively. During the six months ended December 31, 2019, we served 16 clients in 39 events.

We provide marketing services, including (i) brand promotion services, such as trademark and logo design, visual identity system design, brand positioning, brand personality, and digital solutions, and (ii) other services, primarily advertisement distribution, to corporate clients for service fees.

COVID-19 Affecting Our Results of Operations

In December 2019, COVID-19 was first identified in China, and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, and temporary closure of stores and facilities in China and elsewhere. With the rapid spread of COVID-19, the global economy is under tremendous pressure and the pandemic has triggered unprecedented policy changes in governments around the world. We closely monitor the development of COVID-19 and continuously evaluate the potential impact on our industry and Company.

The majority of our net revenue is derived from hosting events and providing services related to events in China. A public health pandemic, such as that relating to COVID-19, poses the risk that we or our third-party service providers, corporate clients, and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities.

Our results of operations and financial condition in February and March 2020 have been affected by the spread of COVID-19 as the Chinese government has taken a number of actions, including extending the Chinese New Year holiday, encouraging employees of enterprises to work remotely from home, and cancelling public activities. In addition, because of the sluggish demand for advertising or marketing activities, we suffered a decrease in the Marketing business. Nevertheless, because of the stable development of our business in January 2020, we still managed to host and execute more and larger-scale events in the three months ended March 31, 2020 compared to the same period in 2019. During the three months ended March 31, 2020, we successfully hosted two events and executed 12 events primarily in January 2020, as compared to only one event hosted and four events executed during the three months ended March 31, 2019, resulting in a revenue increase rate of approximately 150%, as compared to the same period in 2019. In addition, our collection of accounts receivables only slowed slightly as we kept collecting accounts receivables to the best of our ability.

As of March 31, 2020, we had cash and cash equivalents of $211,760. We currently expect to obtain cash still principally from our operating activities and may seek more financial support such as bank loans and shareholders’ contribution for any shortfall of cash flow.

The extent to which COVID-19 impacts our results of operations in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

RESULTS OF OPERATIONS

Comparison of Results of Operations for the Six Months Ended December 31, 2018 and 2019

	For the Six Months Ended December 31,		Change
	2018	2019	Amount	%
	(Unaudited)
REVENUE:
Event hosting	$3,781,411	$4,408,784	$627,373	17%
Event planning and execution	1,991,857	4,252,305	2,260,448	113%
Brand promotion	1,391,596	1,184,908	(206,688)	(15)%
Other services	86,363	107,358	20,995	24%
Total revenue	7,251,227	9,953,355	2,702,128	37%
Cost of revenue	5,053,746	6,688,647	1,634,901	32%
GROSS PROFIT	2,197,481	3,264,708	1,067,227	49%
Selling and marketing expenses	90,449	71,075	(19,374)	(21)%
General and administrative expenses	253,640	315,326	61,686	24%
Total operating expenses	344,089	386,401	42,312	12%
INCOME FROM OPERATIONS	1,853,392	2,878,307	1,024,915	55%
OTHER (EXPENSES) INCOME
Interest expense	(49,808)	(62,700)	(12,892)	26%
Other (expense) income, net	(826)	48,766	49,592	(6,004)%
Total other expenses, net	(50,634)	(13,934)	36,700	(72)%
INCOME BEFORE INCOME TAX PROVISION	1,802,758	2,864,373	1,061,615	59%
Provision of income taxes	457,329	583,751	126,422	28%
NET INCOME	1,345,429	2,280,622	935,193	70%
Less: net income attributable to non-controlling interests	86,814	147,157	60,343	70%
NET INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	1,258,615	2,133,465	874,850	70%

Other comprehensive loss:
Foreign currency translation adjustment	(147,809)	(66,474)	81,335	(55)%
COMPREHENSIVE INCOME	1,197,620	2,214,148	1,016,528	85%
Less: comprehensive income attributable to non-controlling interest	77,277	142,868	65,591	85%
COMPREHENSIVE INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	1,120,343	2,071,280	950,937	85%

Revenue

Our revenue for the six months ended December 31, 2018 and 2019 were derived from the following sources:

	For the Six Months Ended December 31,				Change
	2018	%	2019	%	Amount	%
	(Unaudited)
Event Hosting	$3,781,411	52%	$4,408,784	44%	$627,373	17%
Event Planning and Execution	1,991,857	28%	4,252,305	43%	2,260,448	113%
Brand Promotion	1,391,596	19%	1,184,908	12%	(206,688)	(15)%
Other services	86,363	1%	107,358	1%	20,995	24%
Total revenue	$7,251,227	100%	$9,953,355	100%	$2,702,128	37%

Our revenue increased by $2,702,128, or 37%, from $7,251,227 for the six months ended December 31, 2018, to $9,953,355 for the six months ended December 31, 2019.

Event hosting revenue for the six months ended December 31, 2019 was $4,408,784, an increase of 17% from $3,781,411 for the six months ended December 31, 2018, primarily because our self-incubated intellectual property “China Battle Championships” gained public awareness and we hosted more dance competitions in current period compared to the prior period, which also attracted more sponsorship fees during the events.

Event planning and execution revenue for the six months ended December 31, 2019 was $4,252,305, an increase of 113% from $1,991,857 for the six months ended December 31, 2018, primarily attributable to several new projects with high service fees we newly obtained due to our increased industry reputation.

Brand promotion for the six months ended December 31, 2019 was $1,184,908, a decrease of 15% from $1,391,596 for the six months ended December 31, 2018. We provided less brand promotion services to small-size clients, which led to the decline of this type of revenue. Nevertheless, we kept good relationship with one major client from whom we generated stable income.

Cost of revenue

Our cost of revenue for the six months ended December 31, 2018 and 2019 was derived from the following sources:

	For the Six Months Ended December 31,				Change
	2018	%	2019	%	Amount	%
	(Unaudited)
Event Hosting	$2,656,122	53%	$2,790,610	42%	$134,488	5%
Event Planning and Execution	1,771,610	35%	3,511,243	52%	1,739,633	98%
Brand Promotion	575,840	11%	349,567	5%	(226,273)	(39)%
Other services	50,174	1%	37,227	1%	(12,947)	(26)%
Total Cost of revenue	$5,053,746	100%	$6,688,647	100%	$1,634,901	32%

Cost of revenue for the six months ended December 31, 2019 was $6,688,647, an increase of $1,634,901, or 32%, from $5,053,746 for the six months ended December 31, 2018.

Cost of event hosting increased by 5% from $2,656,122 for the six months ended December 31, 2018 to $2,790,610 for the six months ended December 31, 2019, primarily due to more events hosted as compared to the same period of 2018. Cost of event hosting mainly included internal staff cost, venue rental fees, stage construction cost, actor performance expenses, and other miscellaneous expenses. As we attracted more sponsors for each event and contract, our cost of event hosting increased more slowly than the growth of event hosting revenue.

Cost of event planning and execution increased by 98% from $1,771,610 for the six months ended December 31, 2018 to $3,511,243 for the six months ended December 31, 2019, proportionately with the increase of revenue due to the increased projects we undertook as mentioned above. Cost of event planning and execution mainly included third-party event service provider fees, supply materials expenses, venue rental fees, and actor performance expenses.

Cost of brand promotion decreased by 39% from $575,840 for the six months ended December 31, 2018 to $349,567 for the six months ended December 31, 2019, which was in line with the trend of revenue decrease. As the marginal cost to serve one major client was less than the marginal cost to serve multiple clients, the cost declined less than revenue when we concentrated our effort on serving this major client.

Gross profit and gross margin

Our gross profits for the six months ended December 31, 2018 and 2019 are shown in the following table:

	For the six months ended December 31,						Change
	2018			2019			Amount	%
	Amount	%	GP%	Amount	%	GP %

	(Unaudited)
Event Hosting	$1,125,289	51%	30%	$1,618,174	50%	37%	$492,885	44%
Event Planning and Execution	220,247	10%	11%	741,062	22%	17%	520,815	236%
Brand Promotion	815,756	37%	59%	835,341	26%	70%	19,585	2%
Other services	36,189	2%	42%	70,131	2%	65%	33,942	94%
Total gross profit	$2,197,481	100%	30%	$3,264,708	100%	33%	$1,067,227	49%

As a result of the foregoing, we had gross profit of $2,197,481 and $3,264,708 for the six months ended December 31, 2018 and 2019, and the gross margin was 30% and 33%, respectively. The increase in gross margin was primarily attributable to increased gross margin of our event planning and execution as we obtained new projects with higher profit margin and increased profitability of event hosting as we generated more sponsorship income from each event, benefiting from our growing brand name as a promoter of hip-hop culture.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended December 31, 2018 and 2019:

	For the Six Months Ended December 31,				Change
	2018	%	2019	%	Amount	%
	(Unaudited)
Selling and marketing expenses	$90,449	26%	$71,075	18%	$(19,374)	(21)%
General and administrative expenses	253,640	74%	315,326	82%	61,686	24%
Total expenses	$344,089	100%	$386,401	100%	$42,312	12%

Selling and marketing expenses

Selling and marketing expenses decreased by 21% from $90,449 for the six months ended December 31, 2018 to $71,075 for the six months ended December 31, 2019, primarily attributable to a decrease of traveling expenses as we established stable relationships with our existing suppliers and clients, leading to decreased expenditures in travelling to develop new suppliers and clients.

General and administrative expenses

General and administrative expenses increased by 24% from $253,640 for the six months ended December 31, 2018 to $315,326 for the six months ended December 31, 2019, primarily as a result of two subsidiaries of Xiamen Pop Culture, Shanghai Pudu and Zhongjing Pop, commencing substantial operations in the six months ended December 31, 2019 and the increment of salaries and benefits related to our management.

Income tax expenses

Income tax expenses amounted to $457,329 and $583,751 for the six months ended December 31, 2018 and 2019, respectively. The increase resulted from the increased taxable income for the six months ended December 31, 2019.

Net income

As a result of the foregoing, our net income for the six months ended December 31, 2018 and 2019, was $1,345,429 and $2,280,622, respectively.

Comparison of Results of Operations for the fiscal years ended June 30, 2018 and 2019

	For the Fiscal Years Ended June 30,		Change
	2018	2019	Amount	%
REVENUE:
Event hosting	$2,108,233	$6,532,438	$4,424,205	210%
Event planning and execution	4,090,725	9,952,530	5,861,805	143%
Brand promotion	2,339,259	2,432,720	93,461	4%
Other services	29,180	114,078	84,898	291%
Total revenue	8,567,397	19,031,766	10,464,369	122%
Cost of revenue	6,402,623	13,158,537	6,755,914	106%
GROSS PROFIT	2,164,774	5,873,229	3,708,455	171%
Selling and marketing expenses	149,109	133,332	(15,777)	(11)%
General and administrative expenses	650,950	492,733	(158,217)	(24)%
Total operating expenses	800,059	626,065	(173,994)	(22)%
INCOME FROM OPERATIONS	1,364,715	5,247,164	3,882,449	284%
OTHER (EXPENSES) INCOME
Interest expense	(43,862)	(123,833)	(79,971)	182%
Other income (expense), net	20,635	(2,591)	(23,226)	(113)%
Total other expenses, net	(23,227)	(126,424)	(103,197)	444%
INCOME BEFORE INCOME TAX PROVISION	1,341,488	5,120,740	3,779,252	282%
Provision of income taxes	342,779	1,288,982	946,203	276%
NET INCOME	998,709	3,831,758	2,833,049	284%
Less: net income attributable to non-controlling interests	64,442	247,244	182,802	284%
NET INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	934,267	3,584,514	2,650,247	284%

Other comprehensive gain (loss):
Foreign currency translation adjustment	48,227	(162,850)	(211,077)	(438)%
COMPREHENSIVE INCOME	1,046,936	3,668,908	2,621,972	250%
Less: comprehensive income attributable to non-controlling interest	67,554	236,737	169,183	250%
COMPREHENSIVE INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	979,382	3,432,171	2,452,789	250%

Revenue

Our revenue for the fiscal years ended June 30, 2018 and 2019 were derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2018	%	2019	%	Amount	%
Event Hosting	$2,108,233	25%	$6,532,438	34%	$4,424,205	210%
Event Planning and Execution	4,090,725	48%	9,952,530	52%	5,861,805	143%
Brand Promotion	2,339,259	27%	2,432,720	13%	93,461	4%
Other services	29,180	0%	114,078	1%	84,898	291%
Total revenue	$8,567,397	100%	$19,031,766	100%	$10,464,369	122%

Our revenue increased by $10,464,369, or 122%, from $8,567,397 for the fiscal year ended June 30, 2018 to $19,031,766 for the fiscal year ended June 30, 2019.

Event hosting revenue for the fiscal year ended June 30, 2019 was $6,532,438, an increase of 210% from $2,108,233 for the fiscal year ended June 30, 2018, primarily due to our growing reputation as a host of hip-hop dance competitions and other events, attracting more sponsors to promote their brands as strategic cooperation partners during the events we hosted.

Event planning and execution revenue for the fiscal year ended June 30, 2019 was $9,952,530, an increase of 143% from $4,090,725 for the fiscal year ended June 30, 2018, primarily attributable to the increased size of recurring events we undertook and additional revenue from newly developed clients. In the fiscal year ended June 30, 2019, we successfully planned and executed large-scale events for more than 10 newly acquired clients.

Brand promotion revenue for the fiscal year ended June 30, 2019 was $2,432,720, an increase of 4% from $2,339,259 for the fiscal year ended June 30, 2018. We mainly provided brand promotion services to a major client and generated stable income.

Cost of revenue

Our cost of revenue for the fiscal years ended June 30, 2018 and 2019 was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2018	%	2019	%	Amount	%
Event Hosting	$1,844,678	29%	$4,216,097	32%	$2,371,419	129%
Event Planning and Execution	3,422,001	53%	7,646,097	58%	4,224,096	123%
Brand Promotion	1,128,592	18%	1,219,977	9%	91,385	8%
Other services	7,352	0%	76,366	1%	69,014	939%
Total Cost of revenue	$6,402,623	100%	$13,158,537	100%	$6,755,914	106%

Cost of revenue for the fiscal year ended June 30, 2019 was $13,158,537, an increase of $6,755,914, or 106%, from $6,402,623 for the fiscal year ended June 30, 2018.

Cost of event hosting increased by 129% from $1,844,678 for the fiscal year ended June 30, 2018 to $4,216,097 for the fiscal year ended June 30, 2019, primarily due to that we hosted more events compared to the previous year. Cost of event hosting mainly included internal staff cost, venue rental fees, stage construction cost, actor performance expenses, and other miscellaneous expenses. As we generated more sponsorship revenue from each hosted event, out cost of event hosting rose more slowly than the growth of event hosting revenue.

Cost of event planning and execution increased by 123% from $3,422,001 for the fiscal year ended June 30, 2018 to $7,646,097 for the fiscal year ended June 30, 2019, proportionately with the increase of revenue due to the enlarged size and increased number of projects we undertook as mentioned above. Cost of event planning and execution mainly included third party event service provider fees, supply materials expenses, venue rental fees, and actor performance expenses.

Cost of brand promotion slightly increased 8% from $1,128,592 for the fiscal year ended June 30, 2018 to $1,219,977 for the fiscal year ended June 30, 2019, which was in line with the trend of revenue growth.

Gross profit and gross margin

Our gross profits for the fiscal years ended June 30, 2018 and 2019, are shown in the following table:

	For the Fiscal Years Ended June 30,						Change
	2018	%	GP %	2019	%	GP %	Amount	%
Event Hosting	$263,555	12%	13%	$2,316,341	39%	35%	$2,052,786	779%
Event Planning and Execution	668,724	31%	16%	2,306,433	39%	23%	1,637,709	245%
Brand Promotion	1,210,667	56%	52%	1,212,743	21%	50%	2,076	0%
Other services	21,828	1%	75%	37,712	1%	33%	15,884	73%
Total gross profit	$2,164,774	100%	25%	$5,873,229	100%	31%	$3,708,455	171%

As a result of the foregoing, we had gross profit of $2,164,774 and $5,873,229 for the fiscal years ended June 30, 2018 and 2019, respectively. The gross margins were 25% and 31% for the fiscal years ended June 30, 2018 and 2019, respectively, primarily attributable to a significant increase of gross margin of our event hosting as we generated more sponsorship income from each event, benefiting from our growing brand name as a promoter of hip-hop culture.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2018 and 2019:

	For the Fiscal Years Ended June 30,				Change
	2018	%	2019	%	Amount	%
Selling and marketing expenses	$149,109	19%	$133,332	21%	$(15,777)	(11)%
General and administrative expenses	650,950	81%	492,733	79%	(158,217)	(24)%
Total expenses	$800,059	100%	$626,065	100%	$(173,994)	(22)%

Selling and marketing expenses

Selling and marketing expenses decreased by 11% from $149,109 for the fiscal year ended June 30, 2018 to $133,332 for the fiscal year ended June 30, 2019, as a comprehensive result of increased travelling and entertainment expenses in the amount of $58,824 attributable to the expansion of business, and decreased promotion fee in the amount of $64,706 of two mobile applications related to hip-hop culture being laid up in the fiscal year ended June 30, 2019.

General and administrative expenses

General and administrative expenses decreased by 24% from $650,950 for the fiscal year ended June 30, 2018 to $492,733 for the fiscal year ended June 30, 2019, primarily as a result of decreased consulting expenses, agency fees, and renovation cost. The consulting and agency expenses decreased by $141,645 from $168,094 for the fiscal year ended June 30, 2018 to $26,449 for the fiscal year ended June 30, 2019, mainly due to a decrease of expenses related to capital market advisory and internal control service fees. The decrease was partially offset by the increase in bad debt expenses and rental expenses. Rental expenses increased by $54,858 from $57,528 for fiscal year 2018 to $112,386 for fiscal year 2019. Meanwhile, management determined that the collection of event planning and execution revenue from clients in the amount of $24,227 could not be reasonably assured, and accrued bad debt provision at the end of fiscal year 2019.

Income tax expenses

Income tax expenses amounted to $342,779 and $1,288,982 for the fiscal years ended June 30, 2018 and 2019, respectively. The increase resulted from the increased taxable income for the fiscal year ended June 30, 2019.

Net income

As a result of the foregoing, our net income for the fiscal years ended June 30, 2018 and 2019, was $998,709 and $3,831,758, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows for the Six Months Ended December 31, 2019, compared to the Six Months Ended December 31, 2018

As of December 31, 2019, we had cash and cash equivalents of $1,225,146 and a total working capital of $9,933,600, which were all held in PRC, and we had several short-term bank borrowings amounting to $1,765,754. Management believes that we will generate sufficient cash flows to fund our operations and to meet our obligations on a timely basis for the next 12 months by the successful implementation of our business plans.

As of December 31, 2019, our principal source of cash was revenue from our event planning and execution business and event hosting business, bank loans, and equity financing. Most of our cash resources were used to pay for services received from third parties, rental expenses, and payroll.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends to the parent company, Pop Group.

In addition, all of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires the submission of a payment application form together with suppliers’ invoices, shipping documents, and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC subsidiary to transfer its net assets to the parent company, Pop Group, through loans, advances, or cash dividends.

The following table provides the information about our working capital as of June 30, 2019 and December 31, 2019:

	As of,		Change
	June 30, 2019	December 31, 2019	Amount	%
		(Unaudited)
Current assets	$12,007,312	$15,896,935	$3,889,623	32%
Current liabilities	6,685,085	5,963,335	(721,750)	(11)%
Working capital	$5,322,227	$9,933,600	$4,611,373	87%

As of December 31, 2019, we had working capital of $9,933,600, an increase of $4,611,373, or 87%, from $5,322,227 as of June 30, 2019.

As of December 31, 2019, our total current assets were $15,896,935, which primarily included $11,562,408 in accounts receivable and $2,456,992 in advances to suppliers. Our total current liabilities were $5,963,335, which primarily included $2,263,973 in taxes payable, $1,765,754 in short-term bank loans, and $1,100,929 in accounts payable.

As of June 30, 2019, our total current assets were $12,007,312, which primarily included $9,770,510 in accounts receivable and $678,191 in advances to suppliers. Our total current liabilities were $6,685,085 as of June 30, 2019, which primarily included $2,827,330 in accounts payable, and $1,981,799 in short-term bank loans and $1,705,147 in taxes payable.

Cash and cash equivalent

As of December 31, 2019, we had cash and cash equivalent of $1,225,146, an increase of $569,657 from $655,489 as of June 30, 2019, mainly due to cash inflows from our financing activities.

The following table summarizes our cash flows for the six months ended December 31, 2018 and 2019:

	For the Six Months Ended December 31,
	2018	2019	Change
	(Unaudited)
Net cash provided by (used in) operating activities	$204,959	$(1,799,626)	$(2,004,585)
Net cash used in investing activities	(2,080,073)	(1,176)	2,078,897
Net cash provided by financing activities	1,549,315	2,372,041	822,726
Effect of exchange rate fluctuation on cash	(15,288)	(1,582)	13,706
Net (decrease) increase in cash	$(341,087)	$569,657	$910,744

Cash flow provided by operating activities

Net cash used in operating activities was $1,799,626 during the six months ended December 31, 2019 compared with net cash provided by operating activities of $204,959 in the same period of 2018.

For the six months ended December 31, 2018, net cash provided by operating activities was $204,959, mainly derived from a net income of $1,345,429, and an increase of account payable of $923,392 due to an increase of purchase and tax payable of $525,640; offset by an increase of accounts receivable of $1,956,539 due to the increase of revenue, and an increase of advance to suppliers of $879,601 as we made advanced payments to our suppliers to ensure the services we could obtain timely.

For the six months ended December 31, 2019, net cash used in operating activities was $1,799,626, mainly derived from a net income of $2,280,622, offset by an increase of accounts receivable of $1,916,733 and an increase of advance to suppliers of $1,775,875 and a decrease of accounts payable of $1,670,498, because we had an increased number of projects for our event planning and execution services, which brought more accounts receivable and demanded more prepayments, and we made timely payments to our suppliers.

Cash flow used in investing activities

For the six months ended December 31, 2018, net cash used in investing activities was $2,080,073, consisting of the purchase of a production copyright in the amount of $2,075,534 and the purchase of property and equipment in the amount of $4,539.

For the six months ended December 31, 2019, net cash used in investing activities was $1,176, which was consisted of the purchase of property and equipment.

Cash flow provided by financing activities

For the six months ended December 31, 2018, net cash provided by financing activities was $1,549,315, consisting of proceeds from bank loans in the amount of $1,603,382, offset by the repayments of bank loans in the amount of $54,067.

For the six months ended December 31, 2019, net cash provided by financing activities was $2.372.041, consisting of proceeds from capital injection in the amount of $2,557,654, proceeds from bank loans in the amount of $1,422,495, offset by the repayments of bank loans in the amount of $1,608,108.

Cash Flows for the Fiscal Year Ended June 30, 2019, compared to the Fiscal Year Ended June 30, 2018

As of June 30, 2019, we had cash and cash equivalents of $655,489 and a total working capital of $5,322,227, which were all held in PRC, and we had several short-term bank borrowings amounting to $1,981,799. Management believes that we will generate sufficient cash flows to fund our operations and to meet our obligations on a timely basis for the next 12 months by the successful implementation of our business plans.

As of June 30, 2019, our principal source of cash was revenue from our event planning and execution business and event hosting business and bank loans. Most of our cash resources were used to pay for the production copyright of a stage play “Move it”, services received from third parties, rental expenses, and payroll.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

In addition, all of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires the submission of a payment application form together with suppliers’ invoices, shipping documents, and signed contracts.

The following table provides the information about our working capital as of June 30, 2018 and 2019:

	As of June 30,		Change
	2018	2019	Amount	%
Current assets	$5,504,739	$12,007,312	$6,502,573	118%
Current liabilities	1,880,597	6,685,085	4,804,488	255%
Working capital	$3,624,142	$5,322,227	$1,698,085	47%

As of June 30, 2019, we had working capital of $5,322,227, an increase of $1,698,085, or 47%, from $3,624,142 as of June 30, 2018.

As of June 30, 2019, our total current assets were $12,007,312, which primarily included $9,770,510 in accounts receivable and $678,191 in advances to suppliers. Our total current liabilities were $6,685,085 as of June 30, 2019, which primarily included $2,827,330 in accounts payable, $1,981,799 in short-term bank loans, and $1,705,147 in taxes payable.

As of June 30, 2018, our total current assets were $5,504,739, which primarily included $3,848,598 in accounts receivable and $1,172,726 in other current assets. Our total current liabilities were $1,880,597 as of June 30, 2018, which primarily included $699,867 in accounts payable, $418,616 in short-term bank loans, and $350,194 in taxes payable.

Cash and cash equivalent

As of June 30, 2019, we had cash and cash equivalent of $655,489, an increase of $226,002 from $429,487 as of June 30, 2018, mainly due to cash inflows from our operating activities and financing activities.

The following table summarizes our cash flows for the fiscal years ended June 30, 2018 and 2019:

	For the Fiscal Years Ended June 30,
	2018	2019	Change
Net cash (used in) provided by operating activities	$(815,841)	$1,137,075	$1,952,916
Net cash used in investing activities	(5,019)	(2,077,298)	(2,072,279)
Net cash provided by financing activities	1,173,507	1,192,827	19,319
Effect of exchange rate fluctuation on cash	33,839	(26,602)	(60,440)
Net increase in cash	$386,486	$226,002	$(160,484)

Cash flow provided by operating activities

Net cash provided by operating activities was $1,137,075 during the fiscal year ended June 30, 2019 compared with net cash used in operating activities of $815,841 during the fiscal year ended June 30, 2018.

For the fiscal year ended June 30, 2018, net cash used in operating activities was $815,841, mainly derived from a net income of $998,709, and an increase of tax payable of $311,865; offset by an increase of accounts receivable of $2,007,501 due to the increase of revenue, and a decrease of accounts payable of $277,724 as we made timely payment to our service providers.

For the fiscal year ended June 30, 2019, net cash provided by operating activities was $1,137,075, mainly derived from a net income of $3,831,758, an increase of accounts payable of $2,166,329 as we increased the purchase of services, an increase of taxes payable of $1,376,248 attributable to our increased taxable income for the fiscal year ended June 30, 2019 and a decrease of other current asset of $703,030; partially offset by increases of accounts receivable of $6,123,120 and advance to suppliers of $630,184, because we had an increased number of projects for our event planning and execution services, which brought more accounts receivable and demanded more prepayments to some extent.

Cash flow used in investing activities

For the fiscal year ended June 30, 2018, net cash used in investing activities was $5,019, consisting of purchase of equipment in the amount of $5,071, offset by proceeds from the disposal of equipment in the amount of $52.

For the fiscal year ended June 30, 2018, net cash used in investing activities was $2,077,298, consisting of the purchase of the production copyright of a stage play in the amount of $2,086,819, purchase of property and equipment in the amount of $11,436, offset by proceeds from the disposal of equipment in the amount of $20,957.

Cash flow provided by financing activities

For the fiscal year ended June 30, 2018, net cash provided by financing activities was $1,173,507, consisting of proceeds from shareholders’ contribution in the amount of $985,611, proceeds from bank loans in the amount of $691,627, offset by the repayments of bank loans in the amount of $325,868 and the repayments to related parties in the amount of $177,863.

For the fiscal year ended June 30, 2019, net cash provided by financing activities was $1,192,827, consisting of proceeds from bank loans in the amount of $1,905,209, offset by the repayments of bank loans in the amount of $406,125 and a payment for fund raising cost of $306,257, which was incurred for the capital injection received in October 2019.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

Contractual Obligations

Contractual Obligations for the Six months Ended December 31, 2018 and 2019

Lease Commitments

We entered into one lease for office spaces located in Xiamen City in China, and the amortization of right-of-use assets charged to operations under operating lease for the six months ended December 31, 2018 and 2019, amounted to $42,054 and $43,968, respectively.

As of December 31, 2019, the future minimum rent payable under non-cancelable operating leases were:

For the fiscal years ended June 30,	Rental amount
2020	$55,970
2021	111,940
2022	111,940
2023	55,970
Total lease payments	$335,820

Contractual Obligations for the Fiscal Years Ended June 30, 2018 and 2019

Long-term bank loans

We borrowed long-term bank loans from Xiamen Bank and Standard Chartered and the balance of long-term bank loans were $91,939 and $nil as of June 30, 2018 and 2019, respectively.

Lease Commitments

We entered into one lease for office spaces located at Xiamen City in China, and the amortization of right-of-use assets charged to operations under operating lease for the fiscal years ended June 30, 2018 and 2019, amounted to $21,605 and $85,503, respectively.

As of June 30, 2019, the future minimum rent payable under non-cancelable operating leases were:

For the fiscal years ending June 30,	Rental amount
2020	$113,590
2021	113,590
2022	113,590
2023	56,795
Total lease payments	$397,565

Off-Balance Sheet Arrangements

As of June 30, 2019 and December 31, 2019, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

Foreign Currency Exchange Rate Risk

All of our operations are in China. Therefore, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and U.S. dollars. For the six months ended December, 2018 and 2019, we had unrealized foreign currency translation gain or loss of $nil and $nil, respectively. For the fiscal years ended June 30, 2018 and 2019, we had unrealized foreign currency translation gain of $nil and unrealized foreign currency translation loss of $427, respectively, because of changes in the exchange rate.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the collection of accounts receivable, the useful lives and impairment of property and equipment, and the provisions for income taxes. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. We believe there have been no material changes to our critical accounting policies and estimates.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires us to make judgments, assumptions, and estimates that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and assumptions. Significant accounting estimates reflected in our consolidated financial statements include the allowances for doubtful accounts. Actual results could differ from these estimates.

Accounts Receivable, net

Accounts receivable represent the amounts that we have an unconditional right to consideration when we have satisfied our performance obligation. We do not have any contract assets since revenue is recognized when control of the promised goods or services is transferred and the payment from customers is not contingent on a future event. We maintain allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debt, customer concentrations, customer credit worthiness, current economic trends, and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Office equipment	3 - 5 Years
Motor vehicles	10 Years
Leasehold improvement	Shorter of useful life or lease term

Intangible asset, net

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible asset represents a production copyright that we purchased externally and is amortized straight-line over 10 years in accordance with the way we estimate to generate economic benefits from such copyright.

Revenue Recognition

We early adopted the new revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting July 1, 2017 using the modified retrospective method for contracts that were not completed as of June 30, 2017. The adoption of this ASC 606 did not have a material impact on our consolidated financial statements.

ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from our contracts to provide services to customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the company satisfies a performance obligation.

We have assessed the impact of the guidance by reviewing our existing client contracts and current accounting policies and practices to identify differences that may result from applying the new requirements, including the evaluation of our performance obligations, transaction price, client payments, transfer of control, and principal versus agent considerations.

We mainly generate revenue from event hosting, event planning and execution, and marketing, which includes brand promotion and other services.

Event hosting - We regularly host concerts and hip-hop events, and our portfolio of hip-hop events include a stage play, dance competitions, cultural and musical festivals, and karaoke promotion parties. We generate revenue from these concerts and hip-hop events by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts and events.

Event planning and execution - We provide customized event planning and execution services upon requests from our clients, which services generally entail design, logistics, layout of events, and coordination and supervision of the actual event set-up and implementation, and generates revenue through service fees.

Brand promotion - We provide marketing services, including trademark and logo design, visual identity system design, brand positioning, brand personality, and digital solutions for service fees.

Other services - We also distribute advertisements for corporate clients for service fees.

We account for a contract of event hosting, event planning and execution, or brand promotion when we have legally enforceable rights and obligations and collectability of consideration is probable. These contracts typically contain a single performance obligation, which is to deliver a successful event, activity, or brand solution, and the contract prices are fixed. Event hosting, event planning and execution, or brand promotion projects are generally short term, which usually take less than three months. Revenue is recognized as or when services are successfully provided (e.g., upon successful carryout of an event) assuming collectability is probable, which is indicated by client’s acknowledgement of completion of the events, activity, or brand solution.

We report revenue on a gross basis for event hosting, event planning and execution, and brand promotion, as we take risk and control of the event, activities, or brand solution before they are transferred to clients. While in terms of advertisement distribution (other services), we report revenue on a net basis since we only arrange the distribution of advertisements, instead of taking the risk and control of the distribution resources.

We apply a practical expedient to make no adjustment for the promised amount of consideration for the effects of a significant financing component as we expect, at contract inception, that the period between when we transfers a promised service to a customer and when the customer pays for that service will be one year or less.

Income Taxes

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We do not believe that there was any uncertain tax position as of June 30, 2018 and 2019 and December 31, 2019 (unaudited).

Recent Accounting Pronouncements

In June 2016, the FASB amended guidance related impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are in the process of evaluating the impact that this guidance will have on our consolidated financial statements.

In February 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement—Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. We do not expect this guidance will have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of this ASU is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this ASU. We are currently evaluating the potential impact of this new guidance.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on our consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our consolidated financial condition, results of operations, cash flows, or disclosures.

INDUSTRY

All the information and data presented in this section have been derived from the industry report of Frost & Sullivan International Limited (“Frost & Sullivan”) commissioned by us in February 2020 entitled “Independent Market Study on China’s Hip-Hop Culture Industry” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Hip-Hop Culture Industry in China

According to the Frost & Sullivan Report, the hip-hop culture has been gradually recognized and accepted by the Chinese public, especially the young generation, in recent years. That is mainly because of the popularity of the rap competition show “The Rap of China” aired in 2017, and the street dance competition show “Street Dance of China” aired in 2018. The hip-hop culture market is growing rapidly and its total revenue increased from RMB4.5 billion ($0.7 billion) in 2014 to RMB14.2 billion ($2.1 billion) in 2019, with a compound annual growth rate (“CAGR”) of 25.6%. The market is expected to follow the upward trend in the next five years and the total revenue is expected to increase to RMB47.8 billion ($6.8 billion) in 2024, with an overall CAGR of 27.5% from 2019 to 2024.

Total Revenue of Hip-Hop Culture Market, China, 2014-2024E

(RMB in Billions)

Source: Frost & Sullivan

There are five major sources of revenue for the hip-hop culture industry in China, namely, performance planning and operation, artist agent, training, event organization and operation, and hip-hop derivatives. Hip-hop performance planning and operation includes the planning and operation of live houses, concerts, music festivals, and commercial shows. Artist agent refers to the business pattern in which a hip-hop culture company explores performance opportunities for contract artists, and collects agent fees from the earnings obtained by the artists according to their contracts. Training refers to rap, street dance, DJ, and graffiti training services provided by companies. Hip-hop event organization and operation consists of the organization and operation of competitions, awards ceremonies, and other activities. Hip-hop derivatives include clothing, accessories, games, and other products that recast, transform, or adapt pre-existing hip-hop elements.

In 2019, hip-hop training, the largest source of revenue among the five, generated 53.8% of the total revenue of the market. This is mainly because the hip-hop training market is relatively developed among all the segments. Hip-hop event organization and operation and hip-hop performance planning and operation accounted for 26.4% and 16.7% of the total revenue of the hip-hop culture market, respectively. Artist agent and hip-hop derivatives are the two emerging business models in the industry, and their combined market share was around 3.1%.

According to the Frost & Sullivan Report, it is anticipated that the number of events organized and operated by hip-hop culture companies in China will increase rapidly in the next five years due to the gradual popularization of hip-hop culture, as well as the inherent competitiveness of hip-hop activities. Therefore, the share of market revenue generated from hip-hop events will increase to around 38.3% in 2024. Furthermore, as increasingly various types of hip-hop derivatives will be developed, their share of market revenue is expected to increase to 4.2%.

Breakdown of Hip-Hop Culture Market, China, 2019 & 2024E

Source: Frost & Sullivan

The key growth drivers of hip-hop culture market in China include:

Rising Purchasing Power of Consumers: The annual per capita disposable income of urban households in China increased from RMB28,844 ($4,682) in 2014 to RMB42,359 ($6,130) in 2019, with a CAGR of 8.0%. The growth indicated a rapid rise in the purchasing power of Chinese consumers. As more consumers begin to pursue higher living standards, consumers are becoming increasingly willing to pay for the cultural, aesthetic, and social values of goods and services, laying a solid foundation for the growth of hip-hop culture in China.

Increasing Demand for Cultural Recreation: With the trend of people being keener on pursuing cultural needs rather than simply enjoying material life, the demand for cultural recreation has increased considerably. According to Frost & Sullivan, the annual per capita expenditure on education, culture, and entertainment of urban residents in China increased from RMB2,142.3 ($347.8) in 2014 to RMB3,328.0 ($481.6) in 2019, with a CAGR of 9.2%. Taking art training classes and attending concerts have become part of many people’s daily life.

Upgraded Transmission Methods: With advances in technology, the transmission methods of hip-hop culture have been upgraded. Teenagers can now experience hip-hop culture through the Internet, the mobile Internet, and various types of new media. For instance, the Internet variety shows “The Rap of China” and “Street Dance of China,” aired in 2017 and 2018 respectively, were very popular among young people and greatly promoted the development of the industry.

Increasing Social Acceptance: Hip-hop culture, represented by tattoos and the clothes and accessories hip-hop performers wear, used to be regarded as symbols of the Western “decadent” culture in China. However, as society becomes more inclusive, hip-hop culture has gradually been accepted by Chinese people in recent years. Thus, the resistance to its development in China has been greatly reduced.

Street Dance Industry in China

China’s hip-hop culture industry may be further divided into four industries based on elements: street dance, rap, DJ, and graffiti. Among these, the street dance industry is the most mature in terms of commercial operation due to its earlier development and more diversified business models. After the establishment of China Hip-Hop Union Committee (“CHUC”) in 2013, the standardization level of street dance industry in China has improved significantly. According to Frost & Sullivan, the street dance market grew rapidly from RMB4.0 billion ($0.7 billion) in 2014 to RMB11.0 billion ($1.6 billion) in 2019, representing a CAGR of 22.5%. Especially after the broadcasting of variety shows such as “Street Dance of China” in 2018, street dance is becoming increasingly popular among young people in China, and they are more willing to spend on the street dance training and performance. In addition, there are more companies entering the market, driving the rapid growth of the street dance market.

In June 2019, the International Olympic Committee provisionally confirmed that street dance would be included in Paris Olympic Games in 2024, which will greatly increase the audience base for street dance and significantly enhancing the standardization of street dance industry in China. That it expected to continuously increase the number of street dancers and drive the growth of the street dance market. According to Frost & Sullivan, the total revenue of street dance market is expected to increase to RMB38.1 billion ($5.5 billion) in 2024, representing a CAGR of 28.3% from 2019 to 2024.

Total Revenue of Street Dance Market, China, 2014-2024E

(RMB in Billions)

Source: Frost & Sullivan

There are four major segments in the street dance market in China, namely training, performance planning and operation, event organization and operation, and street dance derivatives. Due to the mature business model of street dance training, the government’s support for the art education market, and parents’ strong willingness to pay for street dance training, street dance training, the largest source of revenue among the four, made up 67.5% of the total market in 2019. Event organization and operation and performance planning and operation accounted for 26.6% and 5.1% of the total revue of the street dance market, respectively. As an emerging market in China, street dance derivatives had a market size of RMB102.4 million ($14.8 million) in 2019, accounting for 0.9% of the total street dance market revenue.

According to the Frost & Sullivan Report, with the continuous promotion of street dance culture in China, the markets of street dance event organization and operation and performance planning and operation will grow rapidly, and their market proportion is expected to increase to 42.4% and 8.0% in 2024, respectively. In addition, benefiting from the operation for intellectual property of street dance companies, the street dance derivatives market will grow rapidly and account for 1.6% of the total street dance market revenue in 2024.

Breakdown of Street Dance Market, China, 2019 & 2024E

Source: Frost & Sullivan

The key growth drivers of street dance market in China include:

Promotion of Internet Street Dance Variety Shows: The Internet variety shows “Hot-Blood Dance Crew” and “Street Dance of China” enjoyed great popularity among young people and received billions of views in China since they were first broadcast in 2018. These two shows rapidly popularized street dance culture in China. As a result, the street dance training, street dance performance, and other street dance markets grew greatly since then.

Improved Acceptance by Parents: During the past decade, the image of street dance in China has gradually changed from the negative “bad boy” to a positive one. As a combination of art and sports, street dance is considered an excellent way of both physical exercise and art education for children. An increasing number of parents are willing to pay for their children to learn street dance for physical exercise, especially after street dance was included in the art exam in 2015 and students can gain extra points in the college entrance examination by learning street dance. This drives the rapid growth of the street dance training industry.

CHUC’s Guidance and Support: Since its establishment in 2013, CHUC has been committed to guiding the development of street dance industry and realizing the standardized operation of street dance by integrating various resources. CHUC initiated a series of street dance events to popularize the street dance all across China, including the World Dance Game, which is one of China’s largest street dance events. In addition, CHUC held the “China Street Dance Industry Summit Forum” to explore the development and promotion of street dance culture.

Provisional Confirmation for Inclusion in Paris Olympic Games: In June 2019, the International Olympic Committee provisionally confirmed that street dance would be included in Paris Olympic Games in 2024. As a result, China will begin the selection and training for the national street dance team. This will greatly inspire people to learn street dance, and stimulate the popularity of street dance, the improvement of street dance competition level, and the development of street dance industry.

Business Models of Hip-Hop Culture and Street Dance Industries in China

According to Frost & Sullivan, there are mainly three types of companies in the hip-hop culture and street dance industries in China, namely street dance companies focusing on providing street dance training, hip-hop music companies focusing on music production and commercial performance, and comprehensive hip-hop culture content service providers.

Street Dance Companies Focusing on Training: At present, street dance training is one of the main business models of the street dance industry. Street dance companies mainly provide street dance training services to teenagers and adults through chain operations. Most of these companies only operate training-related business, and lack the ability to plan and execute large-scale hip-hop events, provide marketing services, and sell street dance derivative products.

Hip-Hop Music Companies Focusing on Music Production: The business models of hip-hop music companies mainly involve record sales, commercial performances, and brokerage. Due to the lack of policy support and industry self-discipline, there are few national leading hip-hop music companies in China and their business models are not mature.

Comprehensive Hip-Hop Culture Content Service Providers: Comprehensive hip-hop culture content service providers do not limit their business scope to one or two business segments of the hip-hop culture industry. Due to the diversity of their business models, these companies can effectively achieve synergy between different hip-hop culture content and further expand their brand awareness and influence. In particular, there are only a few numbers of comprehensive hip-hop culture content service providers in China, such as our Company and Sinostage.

Driven by hip-hop culture-related intellectual property together with a variety of hip-hop culture business models, we are one of the few comprehensive hip-hop culture content service providers in the industry and has obtained the leading position among these players.

Competitive Landscape of Hip-Hop Culture and Street Dance Industries in China

China’s hip-hop culture and street dance industries are still in a period of rapid development, and a number of companies engaged in hip-hop culture and street dance industries have emerged in recent years. At present, there are few nationwide leading companies in hip-hop culture and street dance industries. It is expected that with the continuous integration and development of the industries, industry concentration will keep increasing.

According to the Frost & Sullivan Report, the total revenue of China hip-hop culture industry reached RMB14.20 billion in 2019. The top 10 Hip-hop culture companies accounted for 6.4% of the total market revenue. We ranked second in terms of revenue in the hip-hop culture industry in China.

According to the Frost & Sullivan Report, the total revenue of China street dance market reached RMB10.96 billion in 2019. The top 10 street dance companies accounted for 8.3% of the total market revenue. We ranked second in terms of revenue in the street dance industry in China.

Top 10 Hip-Hop Culture Companies and Street Dance Companies, China, 2019

Top 10 Hip-hop Culture Companies, China, 2019

Rank	Company	Revenue (RMB Million)	Market Share
1	Hip-hop Gang (嘻哈帮)	401.0	2.8%
2	**The Company**	**161.2**	**1.1%**
3	ID Cool (ID酷)	90.0	0.6%
4	Aile Orange (艾乐橙/第壹街舞)	75.0	0.5%
5	DHSP (大禾升平/CASTER)	55.0	0.4%
6	Hedgehog Brother (刺猬兄弟)	34.6	0.2%
7	ZAHA Club (嘉禾舞社)	30.0	0.2%
8	SINOSTAGE (舞邦)	30.0	0.2%
9	SDT (震舞天下)	25.4	0.2%
10	Speed Dance (Speed街舞)	25.0	0.2%
	Others	13,295.9	93.6%
	Total	**14,198.1**	**100.0%**

Top 10 Street Dance Companies, China, 2019

Rank	Company	Revenue (RMB Million)	Market Share
1	Hip-hop Gang (嘻哈帮)	401.0	3.7%
2	**The Company**	**161.2**	**1.5%**
3	ID Cool (ID酷)	90.0	0.8%
4	Aile Orange (艾乐橙/第壹街舞)	75.0	0.7%
5	DHSP (大禾升平/CASTER)	55.0	0.5%
6	ZAHA Club (嘉禾舞社)	30.0	0.3%
7	SINOSTAGE (舞邦)	30.0	0.3%
8	SDT (震舞天下)	25.4	0.2%
9	Speed Dance (Speed街舞)	25.0	0.2%
10	ShowLo Team (修楼梯)	15.0	0.1%
	Others	10,052.0	91.7%
	Total	**10,959.6**	**100.0%**

Source: Frost & Sullivan

BUSINESS

Through our services, we aim to promote hip-hop culture and its values of love, peace, unity, respect, and having fun, and to promote cultural exchange with respect to hip hop between the United States and China. We do this mainly by delivering event experiences with significant hip-hop elements to the younger generation.

Overview

With the values of hip-hop culture at our core and the younger generation as our primary target audience, we host entertainment events and provide event planning and execution services and marketing services to corporate clients. We seek to create value for stakeholders in all parts of the hip-hop ecosystem, from fans to artists, corporate clients, and sponsors.

We own the rights to an extensive portfolio of hip-hop events, including a stage play, dance competitions, cultural and musical festivals, and karaoke promotion parties, and we cooperate with music companies and artists to host various concerts in China (“Event Hosting”). Our concerts and hip-hop events generated an attendance of 42,000 and 122,000 during the fiscal years ended June 30, 2018 and 2019, respectively, and 124,880 during the six months ended December 31, 2019. We generate revenue from our Event Hosting business by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts and events.

We believe that the main reason corporate clients hire us to plan and execute events and provide marketing services geared towards the younger generation is for our deep understanding of the taste and preferences of this generation.

We help corporate clients with the design, logistics, and layout of events, coordinate and supervise the actual event set-up and implementation, and generate revenue through service fees (“Event Planning and Execution”). Our services cover each aspect of corporate and marketing events, including communication, planning, design, production, reception, execution, and analysis. During the fiscal year ended June 30, 2018 and 2019, we served 19 and 35 clients in 30 and 43 events, respectively. During the six months ended December 31, 2019, we served 16 clients in 39 events.

We provide marketing services, including (i) brand promotion services, such as trademark and logo design, visual identity system design, brand positioning, brand personality, and digital solutions, and (ii) other services, primarily advertisement distribution, to corporate clients for service fees (“Marketing”).

For the fiscal years ended June 30, 2018 and 2019, we had total revenue of $8,567,397 and $19,031,766, and net income of $998,709 and $3,831,758, respectively. Revenue derived from the Event Hosting business accounted for 25% and 34% of our total revenue for those fiscal years, respectively. Revenue derived from the Event Planning and Execution business accounted for 48% and 52% of our total revenue for those fiscal years, respectively. Revenue derived from the Marketing business accounted for 27% and 14% of our total revenue for those fiscal years, respectively.

For the six months ended December 31, 2019, we had total revenue of $9,953,355 and net income of $2,280,622. Revenue derived from the Event Hosting, Event Planning and Execution, and Marketing businesses accounted for 44%, 44%, and 12% of our total revenue for these six months, respectively.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

An Extensive Portfolio of Iconic Hip-Hop Events

We have a large pool of creative talents within our company who incubate original hip-hop event ideas. Over the years, we have developed an extensive portfolio of iconic hip-hop events, including, without limitation: China Battle Championships, an annual street dance competition with a 10-year history; Move it, the first street dance stage play in China; Cross-Strait Hip-Hop Culture Festival, an annual cultural festival focusing on hip-hop culture, with support from Department of Culture and Department of Education of Fujian Province; Hip-Hop Party and Popcity Music Festival, a series of hip-hop music events in Fujian Province; and Mini Master and Super Hip-Hop Dream, street dance events to promote street dance and hip-hop culture among kids and teenagers. For details on our hip-hop events and related intellectual property, see “—Our Business Model—Event Hosting—Our Representative Hip-Hop Events” and “—Intellectual Property.” These events have been well received by the audience and generated sponsorship fees from a large number of sponsors.

A Deep Understanding of the Younger Generation

We began organizing hip-hop events and marketing campaigns in Chinese universities and colleges in 2007. For instance, we planned and organized Pino Chinese University Street Dance Competition (“品诺全国高校街舞大赛”) in 2010, 2011, and 2012, respectively, which attracted the participation of approximately 20,000 university students. Given our long operating history, we have a deep understanding of the younger generation’s preferences and behavior, which enables us to plan creative events and design attractive marketing campaigns tailored to this audience group. Event planners, creatives, and other members of our team are mostly young professionals who are enthusiastic about hip-hop culture, and they empathically understand and click with the younger generation. To keep up with the evolving trends among the younger generation, we maintain and enhance engagement with this target audience through various digital channels, such as WeChat and Weibo, other social network groups, and online platforms.

A Highly-Recognized Brand Name

We have built a highly-recognized brand name in China as a promoter of hip-hop culture by providing services with significant hip-hop elements to corporate clients and by hosting concerts and hip-hop events. On September 22, 2016, our VIE, Xiamen Pop Culture was listed in China on the National Equities Exchange and Quotations Co., Ltd., or the “NEEQ,” which made us the first hip-hop related company to be listed on the NEEQ and further increased the awareness of our brand name. To facilitate our initial public offering in the U.S., Xiamen Pop Culture was delisted from the NEEQ in March 2019.

In addition, we benefit from sponsorship and support from our shareholders, some of whom have extensive experience in the entertainment industry and may use their presence and reputation to enhance our position in the growing Chinese hip-hop market and accelerate growth in our business.

A Strong and Loyal Corporate Client Base

Our brand name and reputation have enabled us to develop and retain a strong and loyal corporate client base for our Event Planning and Execution and Marketing businesses. Our corporate client base mainly covers industries such as consumer goods, advertising and marketing, and media. From the start of our operations in 2007 to February 2020, we had provided event planning and execution and marketing services to an aggregate of 376 corporate clients, of which 172 are returning clients to whom we provided services more than once. Our corporate clients include, to name a few, Heng’an (China) Paper Industry Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., Xiamen Mastermind Advertising Co., Ltd., Fujian Yunbang Culture Communication Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., Fuzhou Xinsiyu Culture Communication Co., Ltd., Guangzhou President Enterprise Co., Ltd., Hongxing Erke Group, and Blue Hat Integrative Entertainment Technology.

An Experienced Management Team Able to Leverage The Capabilities of Our Organization

Our senior management team is led by Mr. Zhuoqin Huang, our chief executive officer, director, and chairman, who has 23 years of experience in the hip-hop industry. Our management team is comprised of highly skilled and dedicated professionals with wide ranging experience in event planning and execution, services, business development, and marketing. We believe that our management will be able to effectively grow our business through continued operating improvement and relationship building.

We have cultivated an experienced and skilled work force, emphasizing collaboration, individual accountability, flexibility, and willingness to deliver high-quality services to our clients. Our senior management team is able to leverage the capabilities of this broader work force to facilitate our ongoing and long-term relationships that are key to our event planning and execution and marketing services and hip-hop events. Our combined team offers substantial industry experience and in-depth knowledge of the Chinese hip-hop related markets.

Our Strategies

We seek to be a leader in the promotion of hip-hop culture and its values in China, creating long-term value for fans, artists, corporate clients, and sponsors. Specially, we plan to implement the following strategies:

Expand and Enhance Our Portfolio of Concerts and Hip-Hop Events

As we have shifted our focus to developing the Event Hosting business in recent years, we believe that continually expanding and enhancing our portfolio of concerts and hip-hop events are essential to maintaining our growth momentum. We intend to enter into performance agreements with artists and music companies with greater influence to attract a larger audience. We plan to continue to increase the size and influence of our existing hip-hop events and develop new hip-hop intellectual property based on participant, sponsor, and sales staff feedback and our in-house industry research.

Exploit Revenue-Generating Opportunities for Our Hip-Hop Related Intellectual Property Portfolio

We have primarily monetized our hip-hop related intellectual property portfolio by hosting hip-hop events and receiving sponsorship fees from advertisers. To maximize the potential of our hip-hop related intellectual property portfolio, we intend to cooperate with third parties to develop a street dance training business and to create and monetize derivative works of our current intellectual property. For instance, we plan to work with publishers and comics companies to create picture books, comics, and textbooks for teenagers based on “Hip Hop Master (image)” trademark. In addition, we intend to enter into co-branding partnerships with manufacturers of shoes, clothing, food, and beverages, and create co-branded products.

Develop and Deepen Relationships with Corporate Clients

As more companies seek to expand their brand presence among the younger generation, we intend to leverage our deep understanding of this generation and develop cooperation relationships with new corporate clients. We plan to focus on companies in fast-moving consumer goods, communications, automobile, Internet product, and fashion industries.

We strive to continuously exceed our corporate clients’ expectations of our performance and will continue to bring our expertise and creative vision to refine and enhance their event and marketing strategies. We believe this deepens our relationships with existing corporate clients and helps us continue to be their trusted partner and their first choice for hosting events and executing marketing strategies.

Attract and Recruit Highly-Qualified Professionals to Join Our Team

In order to expand and grow our business, we need to aggressively recruit and attract highly-qualified professionals to join our team. The events and marketing in the hip-hop industry are labor-intensive and they require experienced and skilled planning and design personnel. Further, given that the hip-hop event development and hosting require great creativity and a good insight about emerging cultural trends, it is even harder for companies to recruit and retain talents with necessary experience and skills.

Further Enhance Our Brand Recognition

We will continue to enhance our brand recognition in the hip-hop industry. We plan to continue bidding for and carrying out corporate and marketing events in strategically selected locations to showcase our strong event planning and execution capabilities. We plan to develop and host more hip-hop events to attract fans and enhance our brand recognition. Our branding strategy will fully embrace the latest trends in social-based marketing activities, in a cost-effective manner by leveraging our word-of-mouth reputation.

Our Business Model

We generate revenue from the following principal businesses:

●	Event Hosting. Our Event Hosting business is built around our portfolio of hip-hop intellectual property and our strong cooperation with artists and music companies. We host concerts and hip-hop related events, such as a stage play, dance competitions, cultural and musical festivals, and karaoke promotion parties. We generally organize, operate, and monetize these concerts and hip-hop events ourselves, and derive revenue mainly through sponsorship fees provided by advertisers at those events and ticket sales.

●	Event Planning and Execution. Our Event Planning and Execution business is primarily built upon our deep understanding of the preferences of the younger generation, extensive event planning capabilities, and strong connections within the events industry. Instead of carrying out the execution of events ourselves, we typically engage third-party service providers to do so, allowing us to focus our time and energy on the general planning of events and coordination among the various parties at a specific event. To ensure the quality of execution services provided by third-party service providers, we adopted a standard process of quality control, consisting of selection, inspection, and review.

●	Marketing. Our Marketing business focuses on maximizing the potential of our experience in the marketing industry and our long-term relationship with advertising companies by assisting our clients in the creation and promotion of their brands, especially among the younger generation.

The following tables presents our revenue and gross profit for the fiscal years ended June 30, 2018 and 2019, and for the six months ended December 31, 2018 and 2019. See also “Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

	Revenue		Gross Profit
	Fiscal Years Ended June 30,		Fiscal Years Ended June 30,
	2018	2019	2018	2019
Event Hosting	$2,108,233	$6,532,438	$263,555	2,316,341
Event Planning and Execution	4,090,725	9,952,530	668,724	2,306,433
Marketing	2,368,439	2,546,798	1,232,495	1,250,455
Total	$8,567,397	$19,031,766	$2,164,774	5,873,229

	Revenue		Gross Profit
	Six Months Ended December 31,		Six Months Ended December 31,
	2018	2019	2018	2019
Event Hosting	$3,781,411	$4,408,784	$1,125,289	1,618,174
Event Planning and Execution	1,991,857	4,252,305	220,247	741,062
Marketing	1,477,959	1,292,266	851,945	905,472
Total	$7,251,227	$9,953,355	$2,197,481	3,264,708

Event Hosting

We have been hosting hip-hop related events in China for over a decade. Our portfolio of hip-hop events includes a stage play, dance competitions, cultural and musical festivals, and karaoke promotion parties. In addition, we cooperate with music companies and artists and host various concerts in China.

We primarily monetize these concerts and hip-hop events by providing sponsorship packages consisting of advertising spots, sponsorship mentions, and tickets to advertisers in exchange for sponsorship fees, and by selling tickets for those concerts and events. Revenue from our Event Hosting business was $2,108,233 and $6,532,438 for the fiscal years ended June 30, 2018 and 2019, respectively, which accounted for 25% and 34% of our total revenue for those fiscal years, respectively. Revenue from our Event Hosting business was $4,408,784 for the six months ended December 31, 2019, which accounted for 44% of our total revenue for those six months.

During the fiscal years ended June 30, 2018 and 2019, we hosted concerts and hip-hop events in one city and six cities in China, respectively. The following table sets out the key performance indicators for our Event Hosting business for the fiscal years indicated:

	Fiscal Years Ended June 30,
	2018	2019
Hip-Hop Events (#)	12	30
Hip-Hop Event Participants (#)	12,000	102,000
Concerts (#)	1	6
Concert Audience (#)	30,000	20,000

During the six months ended December 31, 2019, we hosted concerts and hip-hop events in 11 cities in China. The following table sets out the key performance indicators for our Event Hosting business for those six months:

Six Months Ended December 31, 2019
Hip-Hop Events (#)	32
Hip-Hop Event Participants (#)	124,880
Concerts (#)	0
Concert Audience (#)	0

Our Representative Hip-Hop Events

The following chart summarizes our representative events in the Event Hosting business during the fiscal years ended June 30, 2018 and 2019, and the six months ended December 31, 2019:

●	Move it (一起跃动街舞舞台剧). See “—Case Study—Move It” below.

●	China Battle Championships (CBC街舞冠军赛, “CBC”). CBC is an annual street dance competition we have organized since 2010. From 2016 to 2018, the number of host cities increased from one to three and the number of contestants increased from 300 to 1200. During the 2019 CBC held in Haikou City, Hainan Province, a total of 1,200 contestants competed in four types of dance, namely, breaking, popping, teenager freestyle, and group dance.

●	Cross-Strait Hip-Hop Culture Festival (海峡两岸潮流文化节, “CHCF”). CHCF is an annual cultural festival focusing on hip-hop culture and communication between teenagers of Mainland China and Taiwan. We have been co-hosting CHCF since its establishment in 2017. Representative activities during the cultural festival include teenager street dance competitions, hip-hop industry forums, and hip-hop art exhibitions. Approximately 9,710 and 5,550 people participated in CHCF in 2019 and 2018, respectively.

●	Hip-Hop Party (嗨趴). Hip-Hop Party is a series of promotion parties in karaoke bars we held in 2019 to promote hip-hop culture and our brand. From April 20, 2019 to May 25, 2019, we held six promotion parties in five cities of Fujian Province, attracting a total attendance of approximately 2600.

●	Popcity Music Festival (潮圣音乐节). Popcity Music Festival is a two-day hip-hop music festival we held in Xiamen in 2019. During the event, famous DJs and MCs, street dancers, rappers, and two noticeable local bands performed together with students and teachers of Hip Hop Master, a street dance school in Xiamen. The event attracted an attendance of approximately 2000.

●	Mini Master (街舞萌主展演). Mini Master is a nine-day street dance exhibition and performance we held in 2019. We designed the event to promote street dance and hip-hop culture among kids. Major activities of the event included street dance competitions for kids and exhibitions of derivatives of hip-hop intellectual property. The event attracted an attendance of approximately 270.

●	Super Hip-Hop Dream (SHD超级街舞梦想营). Super Hip-Hop Dream is a series of street dance events focusing on teenagers we held in 2017, 2018, and 2019. The 2019 events, each lasted two days, were held in 10 different locations and included teenager street dance competitions, hip-hop classes, and hip-hop training camps. The event attracted an attendance of approximately 2,420 in 2019.

Case Study—Move It

Move it is a two-hour long street dance stage play, the first of its kind in China, produced in cooperation with Masters Production, a German third-party production company. The first round of 12 performances of Move It ran from December 2018 to June 2019 in 10 cities in China, attracting a total attendance of approximately 46,000.

普普文化
POP CULTURE GROUP
×
hip hop
MASTER
一起跃动
百老汇团队用心打造国内现象级街舞剧
MOVE IT
总冠名：
贵人鸟
战略合作：
7-PE

The success of the show epitomized our development team’s high degree of professionalism and deep understanding of the hip-hop industry. We mobilized a development team of five well-recognized producers, each with a proven track record of producing a variety of street dance related shows. We also gathered a team of 25 experienced street dancers, including the leading actor, Baihua Tu (“小白”), and leading actress, Daiqing Liang, both of whom were noticeable participants in Chinese dance competition shows such as Street Dance of China and Shake It Up.

Most importantly, our in-depth understanding of the hip-hop industry allows us to more accurately predict the cultural trend and audience taste. We observe that hip-hop, although still a niche music genre in China, has already been integrated into mainstream pop culture in recent years through various channels, such as rap competitions and reality shows, apparels, trending buzzwords, and related music formats. We believe young Chinese’s demands for transformative entertainment themes and hip-hop would be the next emerging cultural trend. Our in-depth knowledge of young Chinese audience enables us to place the most appealing elements into the show.

Concerts

We enter into performance agreements with artists or music companies, pursuant to which we pay performance fees and arrange for the execution of concerts, in exchange for the right to ticket sales revenue and to sponsorship revenue for such concerts. Instead of selling concert tickets directly to fans, we typically sell them through third parties, such as ticketing platforms, media companies, and marketing companies, or include them as part of the sponsorship packages provided to advertisers. We had ticket sales revenue in the amount of $393,029 and $946,252 during the fiscal years ended June 30, 2018 and 2019, respectively. We had no ticket sales revenue in the six months ended December 31, 2019.

The following chart summarizes the concerts we hosted during the fiscal years ended June 30, 2018 and 2019, and the six months ended December 31, 2019:

Dates	Name	Location	Size of Audience Approximately
12/02/2017	Quan is Love Stars Concert	Quanzhou	30,000
08/11/2018	20●Yu Quan 20-Year Anniversary Tour (Changsha)	Changsha	7,908
08/18/2018	20●Yu Quan 20-Year Anniversary Tour (Wuhan)	Wuhan	6,404
08/18/2018	2018 Ou-yang Nana 18 Transboundary Concert Tour (Chengdu)	Chengdu	2,016
12/02/2018	2018 Lisa Ono 30-year Anniversary Concert Tour (Xiamen)	Xiamen	3,955
12/15/2018	2018 Li Yundi Concert Tour (Nanchang)	Nanchang	1,514
01/01/2019	2019 Li Yundi Concert Tour (Chongqing)	Chongqing	2,980

Sponsors and Sponsorship Packages

Advertisers that sponsor our concerts and hip-hop events include consumer goods companies, advertising and marketing companies, and media companies. During the fiscal years ended June 30, 2018 and 2019, we received sponsorship fees from seven and 16 sponsors in an aggregate amount of $1,555,260 and $5,774,639, respectively. During the six months ended December 31, 2019, we received sponsorship fees from 13 sponsors in an aggregate amount of $4,381,945.

The sponsorship packages we provide to sponsors of a hip-hop event or concert typically include different sponsorship levels and consist of one or a combination of the following sponsorship benefits:

●	exclusive “Presented By” sponsorship distinction on event signage, program, and power point presentation;

●	on-stage speaking opportunities to highlight presenting sponsorship;

●	opportunities to present event awards;

●	acknowledgement from podium;

●	acknowledgment and promotion on social media and event websites;

●	standing banners announcing sponsorship;

●	recognition as sponsor in publications sent to event participants;

●	onsite marketing opportunities;

●	seats at the event dinners;

●	complimentary tickets;

●	logo recognition in all event collateral materials; and

●	right to use event-related images and videos for marketing purposes.

Marketing of Concerts and Hip-Hop Events

We promote our concerts and hip-hop events through multiple advertising channels, including:

●	social media, principally WeChat and Weibo;

●	advertisements on outdoor billboard or through radio broadcasts;

●	advertisements on televisions and LED screens in elevators; and

●	alternative media advertising.

We acquire sponsors of concerts and hip-hop events directly and through referrals from our existing corporate clients and sponsors. We also assign the rights to acquire sponsors to third-party agencies and rely on them to find sponsors for our concerts and hip-hop events.

Our Event Hosting Team

As of March 2020, we had six employees dedicated to the Event Hosting business, including two managers, two designers, and two event planners. An offline event typically requires the participation of about two to 10 employees and one to five independent contractors depending on the size of the event.

In addition, we draw from our in-house event planning and execution capabilities and cooperate with third parties to provide services to advertisers and cooperative partners. Please refer to “—Event Planning and Execution—Our Event Planning and Execution Team and Third-Party Service Providers” below.

Event Planning and Execution

Since the inception of Xiamen Pop Culture in 2007, we have been providing comprehensive event planning and execution services to corporate clients in China. We distinguish our event planning and execution services from those provided by other companies by adding significant hip-hop elements, such as street dance performances, hip-hop music, and hip-hop fashion and style, into our event plans and event material designs.

The geographic areas we focus on are the eastern and southern areas of China, such as Fujian, Guangdong, and Zhejiang Provinces and Shanghai, where some of the largest and wealthiest cities in China are located and the demand for our services is the strongest.

Revenue from our Event Planning and Execution business was $4,090,725 and $9,952,530 for the fiscal years ended June 30, 2018 and 2019, respectively, which accounted for 48% and 52% of our total revenue for those fiscal years, respectively. Revenue from our Event Planning and Execution business was $4,252,305 for the six months ended December 31, 2019, which accounted for 43% of our total revenue for those six months.

The following table sets out the key performance indicators for our Event Planning and Execution business as of the fiscal years indicated.

	Fiscal Years Ended June 30,
	2018	2019
Events (#)	30	43
Clients (#)	19	35

The following table sets out the key performance indicators for our Event Planning and Execution business as of the six months ended December 31, 2019.

Six Months Ended December 31, 2019
Events (#)	39
Clients (#)	16

Client Acquisition Channels

We have built up strong connections within the events industry and, as a result, our existing clients and cooperative third-party service providers regularly refer potential clients to us. In addition, some sponsors of our concerts and hip-hop events have become clients of our event planning and execution services after they cooperated with us and experienced our planning and execution capabilities.

Some of our potential clients publish request for tender notices of proposed marketing or corporate events on their official websites or third-party websites. We have a dedicated team conducting routine searches on these websites, especially those of our targeted regions.

We also have some clients who seek our event planning and execution services as a result of our marketing efforts.

Services

Depending the goal of each event, our event planning and execution services may include one or a combination of the following responsibilities:

●	Communication. We communicate with clients to understand the goal of their events, connect clients with third-party service providers, and assist in their communication with event participants and third-party service providers.

●	Planning. We help clients plan the details of their events, including logistics, budget, venue, entertainment, catering, and contingency plans.

●	Design. We provide design services, including event logo and mascot creation, concept, and appearance, exhibition model design, and venue dressing.

●	Production. Through third-party event material producers, we produce event materials such as signs and banners, badges and name-tags, promotional items, and gift and award items.

●	Reception. We arrange the invitation and reception of key participants of an event, and provide transportation and hospitality services.

●	Execution. We arrange the building of event stages, decoration of venues, distribution of event materials, and supervise the execution of other aspects of events.

●	Analysis. We provide after-event marketing services and collect event participant feedback, summarize the results of event execution, and issue detailed reports to clients for evaluation purposes.

Clients

Clients of our event planning and execution services include other advertising and media service providers, industry associations, and companies in a wide range of industries such as consumer goods, real estate, tourism, entertainment, technology, e-commerce, education, and sports. We had two and two clients that accounted for more than 10% of our annual revenue for the fiscal years ended June 30, 2018 and 2019, respectively, and two for the six months ended December 31, 2019.

For the fiscal year ended June 30, 2018, our top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Heng’an (China) Paper Industry Co., Ltd.	$1,101,963	12.86%
2	Ab Inbev Sedrin Brewery Co., Ltd. Putian Jinhe Sales and Distribution Co., Ltd.	$908,152	10.60%
3	Xiamen Mastermind Advertising Co., Ltd.	$434,985	5.08%
4	Ab Inbev Sedrin Brewery Co., Ltd.	$687,999	8.03%
5	Fujian Yunbang Culture Communication Co., Ltd.	$345,088	4.03%
	Total	$3,478,188	40.59%

For the fiscal year ended June 30, 2019, our top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Heng’an (China) Paper Industry Co., Ltd.	$2,251,663	11.35%
2	Guangzhou Taiji Advertising Co., Ltd.	$2,104,177	10.60%
3	Fuzhou Xinsiyu Culture Communication Co., Ltd.	$1,423,407	7.17%
4	Hangzhou Jiandanmei Blockchain Technology Co., Ltd.	$654,986	3.30%
5	Shanghai Duyuan Culture Communication Co., Ltd.	$630,727	3.18%
	Total	$7,064,960	35.61%

For the six months ended December 31, 2019, our top five event planning and execution clients were as follows:

	Client Name	Revenue	Percentage of Total Revenue
1	Guangzhou Taiji Advertising Co., Ltd.	$2,369,931	23.81%
2	Fuzhou Xinsiyu Culture Communication Co., Ltd	$487,272	4.90%
3	Xiamen Mastermind Advertising Co., Ltd.	$335,494	3.37%
4	Beijing Taiji Culture Communication Co., Ltd.	$323,953	3.25%
5	COFCO Coca-Cola Beverages (Beijing) Limited	$202,991	2.04%
	Total	$3,719,641	37.37%

Case Study—Selected Clients

Heng’an (China) Paper Industry Co., Ltd.

Heng’an (China) Paper Industry Co., Ltd. (“Heng’an Paper”) is a subsidiary of Hengan International Group Co., Ltd. (SEHK:1044), a producer of sanitary napkins and baby diapers in China. In 2010, Heng’an Paper engaged us to plan and execute its marketing events because of our event-related experience and industry knowledge. Since then, we have helped Heng’an Paper successfully organize multiple entertainment and marketing events.

心相印
恒安集团
HENGAN
心相印
刚好让你更好!
心相印
刚好Voice
第五季纸尚青春音乐汇
冠军
亚军 “最具舞台魅力奖”

April to June 2018—2018 The Fourth Mind Act Upon Mind Paper Fashion College Music Gathering (2018年第四季心相印纸时尚青春音乐汇). As the general manager of offline events of the music gathering, we planned the timeline of and ran all the offline events, including pre-event marketing in 60 colleges and universities in China, applications, 12 city-level competitions, top 16 training, and finals.

May to June 2019—2019 The Fifth Mind Act Upon Mind Paper Fashion College Music Gathering (2019年第五季心相印纸时尚青春音乐汇). As the general manager of offline events of the music gathering, we planned the timeline of and ran all the offline events, including pre-event marketing in 40 colleges and universities in China, applications, eight city-level competitions, top 12 training, and finals and concerts in the southern and northern divisions.

Blue Hat Interactive Entertainment Technology

Blue Hat Interactive Entertainment Technology (Nasdaq: BHAT) is a producer, developer, and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features.

January 2018—AR Racer Championship 2017 (2017AR飞车全国竞技大赛总决赛). We provided services including event material production, logistics planning, video shooting, and media publicity.

March 2018—AR Racer Shanghai and Fuzhou Game Exhibitions (AR飞车上海及福州游戏展览). We planned and executed two game exhibitions in Shanghai and Fuzhou.

April 2018—AR E-Sports and AR Zombie Fights (AR电竞及AR僵尸大作战). We arranged the building of event stages, decorated the venue, and designed and produced exhibition model for a gaming event in Xiamen.

Depending on the needs of our clients and the length of the events, the length of our service can range from one to six months, but usually is less than three months.

Our fee for providing event planning and execution services for an event is negotiated with the client on a case-by-case basis, depending on the scale and length of the event, the number of employees and independent contractors involved, and the desired effect of the event.

Representative Events

Most of the events we plan and execute for corporate clients are marketing events with an emphasis on the younger generation, such as university students and young professionals. The following charts summarize our representative events in the Event Planning and Execution business during the fiscal years ended June 30, 2018 and 2019, and the six months ended December 31, 2019.

Representative Events for the Fiscal Year Ended June 30, 2018

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
05/2018 to 06/2018	Heng’an (China) Paper Industry Co., Ltd.	Nanjing, Hefei, Xi’an, Beijing, Jinan, Shenyang, Xiamen, Changsha, Chengdu, Wuhan, Hangzhou, Guangzhou	The Fourth Mind Act Upon Mind Paper Fashion College Music Gathering	$1,168,081	Offline event planning and execution, including pre-event marketing in 60 colleges and universities in China, applications, 12 city-level competitions, top 16 training, and finals
08/2017, 10/2017	AB InBev Sedrin Brewery Co., Ltd. and Putian Jinmao Sales and Packaging Co., Ltd.	Fuzhou, Fujian	2017 Sedrin Music Festival	$962,641	Coordination with performers, stage building, and venue decoration
12/2017	Xiamen Mastermind Advertising Co., Ltd.	Xiamen, Fujian	Migu Anime 2017 Nijigen Strategy Execution Activity	$461,084	Event planning, reception, entertainment, coordination with third parties, media services, event material production, stage building, and venue decoration

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
05/2017 to 07/2017	AB InBev Sedrin Brewery Co., Ltd.	Fujian Province and Jiangxi Province	The promotion of new products in the major malls and food courts in multiple cities of Fujian Province and Jiangxi Province	$342,585	Event planning, reception, street dance performance, coordination with third parties, media services, event material production, stage building, and venue decoration
01/2018 to 03/2018	Fujian Yunbang Culture Communication Co., Ltd.	Changle, Fujian	2018 Changle Ice and Snow Festival	$319,685	Event planning, coordination with third parties, media services, event material production, stage building, and venue decoration
08/2017 to 10/2017	AB InBev Sedrin Brewery Co., Ltd.	Jiangxi Province	2017 AB InBev Summer Night Festival	$146,902	Event planning, reception, street dance performance, coordination with third parties, media services, event material production, and venue decoration
11/2017 to 07/2018	Harbin Mingsheng Business Management Co., Ltd., Hefei Branch	Hefei, Anhui	Wanda Xiangsheng Event	$134,396	Coordination with third-party performers
11/2017 to 12/2017	AB InBev Sedrin Brewery Co., Ltd.	Xiamen, Fujian	Sedrin Witbeer Hotpot Festival	$127,750	Event planning, reception, street dance performance, coordination with third parties, media services, event material production, stage building, and venue decoration
05/2017 to 10/2017	Guangzhou President Enterprise Co., Ltd.	Guangdong Province	A college on-campus sales and marketing competition	$115,840	Event planning, coordination with third parties, event material production, media services, stage design and building, and venue decoration
01/2018	AB InBev (China) Sales Co., Ltd., Guangxi Branch	Xishuangbanna, Yunnan	2018 AB InBev Southwest CNY Night Club Activities	$107,582	Coordination with performers, stage building, and venue decoration

Representative Events for the Fiscal Year Ended June 30, 2019

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
05/2019 to 06/2019	Heng’an (China) Paper Industry Co., Ltd.	Beijing, Hangzhou, Guangzhou, Chengdu, Shenyang, Xi’an, Wuhan, Jinan	2019 The Fifth Mind Act Upon Mind Paper Fashion College Music Gathering	$1,245,713	Offline event planning and execution, including pre-event marketing in 40 colleges and universities in China, applications, eight city-level competitions, top 12 training, and finals and concerts in the southern and northern divisions
05/2019	Hangzhou Jiandanmei Blockchain Technology Co., Ltd.	Hangzhou, Zhejiang	Jiandanmei Blockchain Planning and Marketing Activities	$712,255	Event planning, execution, recruiting and management of event personnel, and event report drafting
06/2019	Shanghai Duyuan Culture Communication Co., Ltd.	Shanghai	2019 China Fortune Land Development Digital Theme International Exhibition	$685,875	Event planning and execution, street dance performance, communication with third parties, stage building, and venue decoration
02/2019	Fuzhou Xinsiyu Culture Communication Co., Ltd.	Sanya, Hainan	2019 Dongfeng Scenery Fan Festival”	$665,357	Event planning and execution, entertainment, event material production, stage building, and venue decoration
04/2019	Guangzhou Taiji Advertising Co., Ltd.	Shanghai	2019 GAC Group New Energy Shanghai Exhibition	$615,529	Event planning and execution, video making, and news release
04/2019 to 05/2019	Beijing Taiji Culture Communication Co., Ltd.	Ningbo, Shanghai, Hangzhou, Dongguan, Shenzhen, Guangzhou, Foshan, Wuxi	2019 GAC Group “Acura” Test Drive Events	$498,285	Stage building, coordination with third parties, and media services
05/2019	Fuzhou Maibo Culture Communication Co., Ltd.	Fuzhou, Fujian	2019 BMW Dealer Annual Meeting	$498,285	Event planning and execution, reception, coordination with third parties, recruitment, training, and management of event personnel, street dance and music performance, media services, and venue decoration
05/2019	Guangzhou Taiji Advertising Co., Ltd.	Wanning, Hainan	2019 Dongfeng-Nissan Customer Test Drive Event	$425,008	Stage building, coordination with third parties, event material production, and media services
10/2018 to 12/2018	Xiamen Many Idea Interactive Co., Ltd.	Xiamen, Fujian	Gulangyu Music Festival	$410,353	Event planning, coordination with third-party media, and online advertising
10/2018 to 12/2018	Dongfang Shuimo (Quanzhou) Cultural Industry Investment Development Co., Ltd.	Jinjiang, Fujian	A series of hip-hop events hosted in Jinjiang Hongshan Culture Development Park, including hip-hop events	$381,042	Event planning, stage design and building, coordination with third parties

Representative Events for the Six Months Ended December 31, 2019

Duration	Client	Location	Event	Approximate Contract Amount	Services Provided
11/2019 to 12/2019	Guangzhou Taiji Advertising Co., Ltd.	Guangzhou, Guangdong	Guangqi Honda Auto Guangzhou 2019 Exhibition	540,548	Event planning, coordination with third parties, reception, event material production, media services, stage design and building, and venue decoration
08/2019 to 09/2019	Guangzhou Taiji Advertising Co., Ltd.	Xi’an, Chengdu, Chongqing, Changsha, Dongguan, and Guangzhou	2019 Trumpchi World with No Bend	462,311	Event planning, coordination with third parties, reception, event material production, media services, stage design and building, and venue decoration
10/2019 to 12/2019	Xiamen Mastermind Advertising Co., Ltd.	Xiamen, Fujian	Migu Anime 2019 Nijigen Strategy Execution Activity	355,624	Event planning, coordination with third parties, reception, event material production, media services, stage design and building, and venue decoration
12/2019	Guangzhou Taiji Advertising Co., Ltd.	Guangzhou, Guangdong	2019 Guangqi NIO First Product Release	295,879	Event planning, coordination with third parties, reception, event material production, media services, stage design and building, and venue decoration
12/2019	Xiamen Many Idea Interactive Co., Ltd.	Xiamen, Fujian	2019 Xiamen International Fashion Week	256,049	Coordination with third-party performers

Our Event Planning and Execution Team and Third-Party Service Providers

As of April 2020, we had 20 employees dedicated to the Event Planning and Execution business, including five event planners, six creatives, five operational staff, and four customer service agents. An offline event typically requires the participation of about two to 10 employees and one to five independent contractors depending on the size of the event.

Third-party service providers we regularly cooperate with include event venue providers, entertainment performance companies, electronic equipment providers, event material producers, event carpentry service providers, security service providers, general event execution service providers, and advertising companies. During the fiscal years ended June 30, 2018 and 2019, we cooperated with 11 and 35 third-party service providers on 11 and 35 events, respectively. During the six months ended December 31, 2019, we cooperated with 33 third-party service providers on 33 events.

To ensure that we only cooperate and work with qualified third-party service providers, our management formed a standard process to evaluate these companies and control the quality of their services, which include the following steps:

●	Selection. We select the third-party service providers for an event based on quality of products and services, prices, delivery time, customer services, and ability to fulfill contracts. We request potential service providers interested in an event to submit an application form with copies of business registration certificates.

●	Inspection. After a third-party service provider begins cooperating with us on an event, we regularly inspect its performance during different stages of the event according to detailed specifications and timeline for products or services in our agreement with the service provider.

●	Review. We review performance of each third-party service provider after an event, and rate them according to quantity and quality of products and services, timeliness, prices, and customer services. Depending on the performance of a service provider, we will increase, decrease, or even terminate our cooperation with it.

We typically do not enter into long-term supplying contracts with these third-party service providers, but only enter into event execution contracts for specific events after we finish the planning and design of the events. Our event execution contracts with third-party service providers specify quantity and specifications of products or services, unit price of each product or service, delivery time, and payment date, among other things.

Marketing

Corporate clients seek our marketing services because of our rich experience in organizing marketing campaigns, particularly among the younger generation. We enter into service agreements with our marketing clients, and provide different marketing solutions depending on their specific needs, target markets, and potential customers. If a company does not currently have a brand, we systematically create a brand that fits its products and core value; if a company already has an established brand but wants to enter a new business or market, we work with the company to add new elements to its brand, making it more attractive and memorable to the local customers.

Clients of our Marketing business are typically consumer goods companies and other advertising and media service providers, including Heng’an (China) Paper Industry Co., Ltd., Ab Inbev Sedrin Brewery Co., Ltd., Fuzhou Xinsiyu Culture Communication Co., Ltd, Fujian Yunbang Culture Communication Co., Ltd., and Xiamen Chengda Sihai Culture Communication Co., Ltd. We provided marketing services to 20 and 21 clients during the fiscal years ended June 30, 2018 and 2019, respectively, and eight clients during the six months ended December 31, 2019. Revenue from our Marketing business was $2,368,439 and $2,546,798 for the fiscal years ended June 30, 2018 and 2019, respectively, which accounted for 27% and 14% of our total revenue for those fiscal years, respectively. Revenue from our Marketing business was $1,292,266 for the six months ended December 31, 2019, which accounted for 13% of our total revenue for those six months.

The following are some of the marketing services we offer:

●	Trademark and Logo Design. We assist clients in their Chinese or English company or brand name choice, logo design, symbol design, and trademark design.

●	Visual Identity System Design. The visual identity system of a company includes its name, signature color, logo, and slogan. Over time, this visual identity becomes associated with the organization, and thereby reinforces its messages and personality. Based on our understanding of our clients’ company culture and long-term goals, we assist them in creating a visual identity that attracts potential customers and suitable for future growth. For example, we helped design the fonts, logo, signature color, and other related items of Yuanma Agent, catering to the preference of this technology company.

●	Brand Positioning. Brand positioning is the conceptual place a brand wants to own in its target customers’ mind. We focus on connecting brand functions to the needs of customers to maximize customer relevancy and competitive distinctiveness, in order to maximize brand value. We help our clients determine their current position, identify their direct competitors and how these competitors position their brand, identify the uniqueness of our clients, develop a distinct and value-based positioning idea, and craft a brand positioning statement and test its efficacy.

●	Brand Personality. Brand personality is a set of human characteristics that are attributed to a brand name, and customers are more likely to purchase a brand if its personality is similar to their own. We assist our clients in choosing one or more of the five main types of brand personalities with common traits, namely, excitement, sincerity, ruggedness, competence, and sophistication. We then provide suggestions to our clients on how to craft their brand personality and incorporating that brand personality into their products and marketing campaigns.

●	Digital Solutions. With our expertise in web design, we assist our clients in setting up effective websites that both enhance their brands and cater specifically to local consumers. We also help our clients create video advertisements and promotion videos that enhance their brand image and presence and design and edit our clients’ videos for their corporate needs. For example, we helped plan, shoot, and edit a video for a corporate event of Ab Inbev Sedrin Brewery Co., Ltd.

●	Advertisement Distribution. We cooperate with third-party advertising companies to distribute advertisements for our clients, usually through formats such as bus advertising, in which advertisements are placed on the inside or outside of buses, and television advertising. For bus advertising, we determine the amount of service fees charged to a client based on the size of advertisements, the number of bus lines, the number of buses, and the length of display periods. For television advertising, we determine the amount of service fees charged to a client based on the television channels, the length of advertisements, the position of display, the frequency of display, and the programs before or after the advertisements.

Competition

The hip-hop industry in China are highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few nationwide leading companies.

●	Event Hosting. We compete against other providers of hip-hop events and hosts of concerts in particular, and providers and hosts of entertainment events in general, primarily on the basis of the following factors: (i) quantity and quality of concerts and events, (ii) quantity and quality of sponsorship packages to advertisers, (iii) costs of carrying out concerts and events, and (iv) brand recognition.

●	Event Planning and Execution. We compete against advertising and marketing companies that operate offline events on the basis of the following factors: (i) types and quality of services provided, (ii) costs of planning and running events, and (iii) brand recognition.

●	Marketing. We compete against advertising and marketing companies that offer marketing solutions for corporate clients.

We believe that we are well-positioned to effectively compete in these businesses based on the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical, or marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Business—The markets in which we operate are highly competitive.”

Employees

We had 41 full-time employees as of April 30, 2020. The following table sets forth the number of our full-time employees as of April 30, 2020:

Function:	Number
Management	3
Sales Center Management	5
Product Marketing Department	12
Hip-Hop Department	6
Performance Department	3
Support Center	11
Office of the General Manager	1
Total	41

We enter into employment contracts with our full-time employees and standalone non-compete agreements with some of our key employees.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses, and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

Our principal executive offices are located in Xiamen, Fujian, China, where we, through Xiamen Pop Culture, lease offices from an independent third party with an area of approximately 10,760.57 square feet, with a lease term of five years from March 25, 2018 to March 24, 2023 and a monthly rent of RMB65,000 (approximately $9,526). We are required to notify the landlord at least one month in advance if we would like to renew the lease.

We believe that the offices that we currently lease are adequate to meet our needs for the foreseeable future.

Intellectual Property

We are the owners of a portfolio of iconic brands in the PRC across a range of hip-hop events and related areas. For instance, we hold the copyrights to the logo “CBC” for a dance competition. We own additional trademarks “Hip Hop Master” (“嘻哈大师”), “Hip-Hop Lion” (“嘻哈大狮”), and their logos related to street dance education. Our trademarks are in the form of plain-text words or design logos. As April 30, 2020, Xiamen Pop Culture had six pending trademark registrations and owned 14 trademarks in the PRC:

Trademark Name	Trademark Type	Registration Date	Expiration Date	Trademark Number
	Type 16	July 28, 2017	July 27, 2027	20288907

	Type 9	July 28, 2017	July 27, 2027	20288996

Hip Hop master	Type 16	July 28, 2017	July 27, 2027	20288977

	Type 9	July 28, 2017	July 27, 2027	20288943

Trademark Name	Trademark Type	Registration Date	Expiration Date	Trademark Number
	Type 41	July 28, 2017	July 27, 2027	20288720

嘻哈大狮	Type 41	July 28, 2017	July 27, 2027	20288632

嘻哈大狮	Type 28	July 28, 2017	July 27, 2027	20288575

嘻哈大师	Type 25	July 28, 2017	July 27, 2027	20289107

嗨趴	Type 41	November 28, 2017	November 27, 2027	21517318

街舞萌主	Type 35, Type 41	January 7, 2019	January 6, 2029	29244158

嘻哈大师	Type 41	January 28, 2019	January 27, 2029	30017730

嘻哈大师	Type 43	January 28, 2019	January 27, 2029	30026755

mini master	Type 35, Type 41	March 28, 2019	March 27, 2029	29246377

POPCITY	Type 41	November 21, 2019	November 20, 2029	37263129

Our CEO, Mr. Zhuoqin Huang, has licensed two trademarks, “CBC” and “潮圣,” to Xiamen Pop Culture for free for a term from January 1, 2020 to December 31, 2029. The licensing contract will be automatically renewed for 10 years unless Mr. Huang and Xiamen Pop Culture terminated the agreement by mutual consent.

Xiamen Pop Culture has licensed trademarks, “,” “嘻哈大师,” and “嘻哈大狮,” to Xiamen Hip Hop Master Education Services Co., Ltd. for a term from January 1, 2020 to December 31, 2029 for a total consideration of RMB6.6 million, which are to be paid in installments over the 10 years.

In addition, as of April 30, 2020, we had registered five domain names relating to our business, namely c-b-c.cn, highpop.cn, hiphopmaster.cn, popinter.cn, and 520pop.com, 20 software copyrights, and 17 literature work copyrights in the PRC.

We rely on a combination of copyright and trademark law, and confidentiality agreements with employees to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees, they acknowledge that the intellectual property made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

Insurance

We maintain key-man insurance for executive officers and some employees of Xiamen Pop Culture and auto insurance for our vehicles. We do not maintain other property insurance, business interruption insurance, or general third-party liability insurance. We believe the insurance coverage we maintain is in line with the industry. For risk factors relating to our insurance policies, please see “Risk Factors—Risks Relating to Our Business—Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.”

Seasonality

Our Event Planning and Execution and Marketing businesses have demonstrated seasonal fluctuations as we typically organize more events between April and June each year. Our Event Hosting business is not subject to seasonality.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Recent Development

To create additional revenue-generating opportunities for our hip-hop related intellectual property portfolio, we have created five online hip-hop programs in 2020, namely Hip-Hop Master (街舞大狮兄), Popping Master (Popping大师), Top Dance Show (TDS街舞达人现场), China Battle Championships (CBC街舞冠军赛), and Pop Trendy Shoes (Pop潮履). Hip-Hop Master is an online street dance tutorial program and it consists of 64 episodes of one-minute short music videos that teach beginner street dance moves, tips, and tricks. Popping Master, Top Dance Show, and China Battle Championships are collections of street dance performance videos from hip-hop events we hosted in recent years, showcasing the talents of hip-hop dancers and fans who participated in our street dance competitions and other hip-hop events. Pop Trendy Shoes is a collection of short music videos on trendy shoes related to hip-hop culture. Starting from March 2020, we have distributed these short music videos on popular video sharing platforms in China, such as TikTok, Kuaishou, iQiyi, Xiaohongshu, and Xigua Video, and these videos had generated over 14 million views as of April 30, 2020. We monetized these online programs by providing sponsorship packages consisting of advertising spots, sponsorship mentions, and the right to use related images and videos in exchange for sponsorship fees.

REGULATIONS

This section sets forth a summary of the principal PRC laws, regulations, and rules relevant to our business and operations in China.

Regulation Related to Commercial Performances

The Administrative Regulations on Commercial Performances was promulgated by the State Council on August 11, 1997 and most recently amended on February 6, 2016. According to the administrative regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performance business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region, or municipality directly under the central government. The culture administrative department shall decide whether to approve such an application within 20 days from the date of receipt, and if decides to approve it, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval will be ordered to cease action, and a penalty may be imposed. Such a penalty may include confiscation of performance equipment and illegal proceeds, and a fine in the amount of eight to ten times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000 (approximately $1,466), a fine in the amount of RMB50,000 (approximately $7,328) to RMB100,000 (approximately $14,655) will be imposed.

Currently, Xiamen Pop Culture holds a valid Commercial Performance License issued by the Xiamen Bureau of Culture, Radio, Television, and Press and Publication.

Regulation Related to Production and Operation of Radio and Television Programs

On July 19, 2004, the State Administration of Radio, Film and Television (the predecessor of the National Radio and Television Administration) promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the “Radio and Television Program Measures,” which came into effect on August 20, 2004 and was amended on August 28, 2015. The Radio and Television Program Measures provide that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

To comply with the relevant laws and regulations, Xiamen Pop Culture has obtained a Radio and Television Program Production and Operation Permit, which covers the production and publication of radio and television programs (excluding current political news category or special columns) and such permit will remain effective until April 20, 2022.

Regulations Related to Security Administration of Large-Scale Public Activities

Pursuant to Regulations on Security Administration of Large-Scale Public Activities, which were promulgated on September 14, 2007 and became effective on October 1, 2007, large-scale mass activities refer to activities such as sports competitions, concerts, and other performance activities that legal persons and other organizations hold for the public with 1,000 or more expected participants. The organizer of a large-scale mass activity shall be responsible for such activity’s security, with the principal of the organizer serving as the person in charge of the security. The public security bureau of the people’s government at the county level is responsible for security management of large-scale mass activities. Other related competent authorities of the people’s government at the county level are responsible for the relevant security work for large-scale mass activities according to their respective functions and duties.

The public security bureau grants safety permit on large-scale mass activities. The organizer shall apply for a security permit 20 days before the activity is held. If a large-scale mass activity is expected to have more than 1,000 but less than 5,000 participants, the safety permit shall be granted by the county level public security authorities, and if more than 5,000 participants, by the municipal level public security authorities. If a large-scale mass activity is held in multiple provinces, autonomous regions, or municipalities, the security permit shall be granted by the public security department of the State Council. Where any large-scale mass activity is held without a security permit granted by public security authorities, the activity shall be banned by the public security authorities and a fine in the amount of RMB100,000 (approximately $14,655) to RMB300,000 (approximately $43,966) shall be imposed on the organizer.

Regulations on Advertising Business

The State Administration for Market Regulation (formerly known as the State Administration of Industry and Commerce, the “SAMR”) is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include: (i) Advertisement Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, or the “SCNPC,” on October 27, 1994 and most recently amended on October 26, 2018; and (ii) the Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and which has been effective since December 1, 1987.

According to the above regulations, companies that engage in advertising activities must obtain, from the SAMR or its local branches, a business license, which specifically includes operating an advertising business in its business scope. Enterprises engaged in the advertising business with such advertising business in their business scope do not need to apply for an advertising operation license, but such enterprises cannot be a radio station, a television station, a newspaper and magazine publishing house, or any entity otherwise specified in the relevant laws or administrative regulations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws and regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content, or content involving obscenities, superstition, violence, discrimination, or infringement of public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. When providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements, and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may revoke the offenders’ licenses or permits for their advertising business operations. See “Risk Factors—Risk Related to Our Business—Advertisements shown during our events may subject us to penalties and other administrative actions.”

Regulations Related to Foreign Investment

Companies established and operating in the PRC are subject to the Company Law of the PRC, or the “PRC Company Law,” which was promulgated on December 29, 1993 and newly amended on October 26, 2018. The PRC Company Law provides general regulations for companies established and operating in the PRC, including foreign-invested enterprises.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural persons, enterprises, or other organizations of foreign countries; “foreign-invested enterprises” means any enterprise established under PRC laws that is wholly or partially invested by foreign investors; “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing foreign-invested enterprises in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, or other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or collectively with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list. The system of pre-establishment national treatment requires treatment given to foreign investors and their investments during the market access stage shall not be inferior to treatment afforded to PRC domestic investors and their investments except where a foreign investment falls into the negative list. Foreign investors are forbidden from investing in prohibited industries on the negative list and must comply with the specific requirements when investing in restricted industries on the list.

In addition, the Foreign Investment Law provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local government shall abide by their policy commitments to the foreign investors and perform all contracts entered into in accordance with the law; the government generally does not expropriate foreign investments, except under special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner; and mandatory technology transfer is prohibited.

However, there are uncertainties about issues and matters involving details of governmental administration, for detailed discussion of the risk related to the Foreign Investment Law, see “Risk Factors—Risks Relating to Doing Business in the PRC—There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.”

Regulations Related to Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the “Guidance Catalog,” which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted,” and “prohibited.” The latter two categories are included in a negative list, which was first introduced into the Guidance Catalog in 2017 and specified the restrictive measures for the entry of foreign investment. In June 2018, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the “Special Administrative Measures,” which amended the Guidance Catalog in 2017. On June 30, 2019, the MOFCOM and the NDRC further updated the Special Administrative Measures, which became effective on the same day. Foreign investments are permitted in industries not listed in the Guidance Catalog or the Special Administrative Measures. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category.

We engage in radio and television program production and distribution business, which falls in the prohibited category under the Special Administrative Measures. To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate such business in China. However, there remain uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Risk Factors—Risks Relating to Doing Business in the PRC—There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.”

Regulations Related to Intellectual Property Rights

Copyright

The PRC Copyright Law, or the “Copyright Law,” which became effective on June 1, 1991 and was amended in 2001 and 2010, and the implementing regulations of which were adopted in 2002 and amended in 2011 and 2013, provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the “CPCC.” According to the Copyright Law, an infringer of copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of copyright owners. Infringers of copyrights may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council in 1991 and amended in 2001, 2011, and 2013, Chinese citizens, legal persons, and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

As of April 2020, we had registered 37 copyrights in the PRC.

Trademark

Trademarks are protected by the Trademark Law of the PRC, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013, and 2019, and by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 1983 and most recently amended on April 29, 2014. The Trademark Office of National Intellectual Property Administration, or the “Trademark Office,” under the State Administration for Industry and Commerce handles trademark registrations. The Trademark Office grants a 10-year term to registered trademarks and the term may be renewed for another 10-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. The Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

As of April 2020, we had registered 14 trademarks in the PRC.

Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, or the “MIIT,” effective in November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names. China Internet Network Information Center, or “CNNIC,” is responsible for the daily administration of CN domain names and PRC domain names under the supervision of MITT. CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the “CNNIC Rules,” effective in May 2012. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts a first-to-file principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People’s Court, or initiate an arbitration procedure.

As of April 2020, we were the registered holder of five domain names in the PRC.

Regulations Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council in 1996 and most recently amended in 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (“SAFE Circular 59”), which was most recently amended in 2015 to substantially amend and simplify the current foreign exchange procedures. Pursuant to SAFE Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts, and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment (“SAFE Circular 13”), pursuant to which, instead of applying for approval from SAFE regarding foreign exchange registrations of foreign direct investment and overseas direct investment, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE issued SAFE Circular 19. Pursuant to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). In addition, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis. A foreign-invested enterprise shall truthfully use its capital for its own operational purposes within its scope of business. Where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

In June 2016, SAFE promulgated SAFE Circular 16, pursuant to which, in addition to foreign currency capital, enterprises registered in China may also convert their foreign debts, as well as repatriated fund raised through overseas listing, from foreign currency to RMB on a discretional basis. SAFE Circular 16 also reiterates that the use of capital so converted shall follow “the principle of authenticity and self-use” within the business scope of the enterprise. According to SAFE Circular 16, the RMB funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (“SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends paid by WFOEs include the PRC Company Law. Under the PRC Company Law, WFOEs in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a WFOE in China is required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, SAFE issued SAFE Circular 37, which regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises (namely, Heliheng) to obtain the ownership, control rights, and management rights of Xiamen Pop Culture. Circular 37 requires that, before making contributions to an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In February 2015, SAFE promulgated SAFE Notice 13. SAFE Notice 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

In addition, pursuant to SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name, and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with these registration requirements as set forth in SAFE Circular 37 and SAFE Notice 13, and misrepresentation on or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

All of our shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by SAFE Circular 37.

Regulations Related to Foreign Debt

As an offshore holding company, we may make additional capital contributions to Heliheng subject to approval from the local department of commerce and SAFE, with no limitation on the amount of capital contributions. We may also make loans to Heliheng subject to the approval from SAFE or its local office and the limitation on the amount of loans.

By means of making loans, Heliheng is subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the NDRC, SAFE, and Ministry of Finance, or “MOF,” jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the “Foreign Debts Provisions,” which became effective on March 1, 2003, and was partially abolished on May 10, 2015. Pursuant to the Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested enterprise shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested enterprise. In addition, on January 12, 2017, the People’s Bank of China, or the “PBOC”, issued the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested enterprises and domestic-invested enterprises. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested enterprises and domestic-invested enterprises is calculated as twice the net assets of such enterprises. As to net assets, the enterprises shall take the net assets value stated in their latest audited financial statements.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions, but rather serve as a supplement to it. It provides a one-year transitional period from January 11, 2017 for foreign-invested enterprises, during which foreign-invested enterprises, such as Heliheng, could adopt their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and SAFE shall re-evaluate the calculation method for foreign-invested enterprises and determine what the applicable calculation method should be. As of the date of this prospectus, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard.

See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations Related to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the EIT Law, which was recently amended on December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax. Under the EIT Law and relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied to these enterprises. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, however, enterprise income tax is set at the rate of 10% with respect to their income generated from inside the PRC. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Inclusive Tax Deduction and Exemption Policies for Small and Micro-Sized Enterprises, or “MOF and SAT Notice 13,” from January 1, 2019 to December 31, 2021, an enterprise qualifies as a small-scale and low-profit enterprise if it does not conduct business in a restricted or prohibited industry and it meets the following conditions: 1) having no more than RMB3,000,000 (approximately $439,800) in annual taxable income; 2) having no more than 300 employees; and 3) having no more than RMB50,000,000 (approximately $7,330,000) in total assets. MOF and SAT Notice 13 also provides an enterprise income tax rate of 5% on a small-scale and low-profit enterprise’s annual taxable income that is less than RMB1,000,000 (approximately $146,600) and an enterprise income tax rate of 10% on the enterprise’s annual taxable income more than RMB1,000,000 (approximately $146,600) but less than RMB3,000,000 (approximately $439,800). All of our PRC Affiliated Entities were subject to enterprise income tax at the rate of 25% as of December 31, 2019, except that Shanghai Pudu and Zhongjing Pop were subject to a preference tax rate of 5% and 10%, respectively, because they were recognized as small-scale and low-profit enterprises.

Value-Added Tax (“VAT”)

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, and were most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by MOF on December 25, 1993, and were recently amended on October 28, 2011 (together with the VAT Regulations, the “VAT Law”). On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or “MOF and SAT Circular 32.” On March 20, 2019, MOF, SAT, and General Administration of Customs, or “GAC,” jointly issued a Circular on Relevant Polices for Deepening Value-added Tax Reform, or “MOF, SAT and GAC Circular 39,” which became effective on April 1, 2019. According to the abovementioned laws and circulars, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are taxpayers of VAT. The VAT rates generally applicable are simplified as 13%, 9%, 6%, and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. All of our PRC Affiliated Entities were subject to VAT at the rate of 6% for services provided as of December 31, 2019.

Withholding Tax

The Enterprise Income Tax Law provides that, beginning from January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. Based on the SAT Circular 81 issued on February 20, 2009 by the SAT, however, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be reclassified and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the transferee fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. See “Risk Factors—Risks Relating to Doing Business in the PRC—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Regulations Related to Employment and Social Welfare

Employment

The Labor Law of the PRC, which was promulgated on July 5, 1994, effective since January 1, 1995, and most recently amended on December 29, 2018, the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, and amended on December 28, 2012, and the Implementation Regulations of the Labor Contract Law of the PRC, which was promulgated on September 18, 2008, are the principal regulations that govern employment and labor matters in the PRC. Under the above regulations, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards, and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010 and came into force as of July 1, 2011, and most recently amended on December 29, 2018, together with other laws and regulations, employers are required to pay basic pension insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance, and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT will become solely responsible for collecting social insurance premiums. When an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and recently amended in 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

As of the date of this prospectus, our PRC Affiliated Entities comply with the laws and regulations on social insurance and housing fund. Although we are currently in compliance with these laws and regulations, in the event that the relevant authorities determine that we have underpaid in the past two years, our PRC Affiliated Entities may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing provident funds. See “Risk Factors—Risks Relating to Doing Business in the PRC—Our PRC Affiliated Entities did have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations previously, which may subject us to penalties.”

Regulations Related to Mergers and Acquisitions and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Our PRC counsel, GFE, has advised us that, based on its understanding of current PRC laws, rules, and regulations, and the M&A Rules, the CSRC approval is not required in the context of this offering because: (i) our PRC subsidiary was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and was not a PRC domestic company as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among our PRC subsidiary, our consolidated VIE and its shareholders as a type of acquisition transaction falling under the M&A Rules. Notwithstanding the above opinion, our PRC counsel has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. See “Risk Factors— Risks Relating to Doing Business in the PRC—The approval of the China Securities Regulatory Commission, or the ‘CSRC,’ may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.”

MANAGEMENT

Set forth below is information concerning our directors, executive officers, and other key employees.

The following individuals are our executive management and members of the board of directors.

Name	Age	Position(s)
Zhuoqin Huang	41	Chief Executive Officer, Director, and Chairman of the Board of Directors
Weiyi Lin	42	Vice President

The following is a brief biography of each of our executive officers and directors:

Mr. Zhuoqin Huang has been our chief executive officer and chairman of the board of directors since May 6, 2020 and director since January 3, 2020. Mr. Huang has served as the chairman of Xiamen Pop Culture since May 2016 and its chief executive officer since August 2008. From March 2005 to August 2008, Mr. Huang served as the chief executive officer of Fujian Zhongtian Chuanxun Advertising Co., Ltd. Xiamen Branch Office. From August 2002 to March 2005, Mr. Huang worked as a brand manager of Swire Coca-Cola Beverages Xiamen Ltd. Mr. Huang received his bachelor’s degree in Tourism Economic Management from Huaqiao University in 2002.

Mr. Weiyi Lin has been our vice president since May 6, 2020. Mr. Lin has served as the vice president, manager of marketing center, and director of Xiamen Pop Culture since January 2015. Prior to joining Xiamen Pop Culture, Mr. Lin served as the director of operation and management of Zhengzhou Synear Food Co., Ltd. from March 2012 to December 2014, and as the vice president for marketing of Hubei Daohuaxiang Group Green Food Co., Ltd. from July 2010 to July 2011. From July 1998 to July 2010, Mr. Lin worked as a business manager at various companies, including Swire Coca-Cola Beverages Xiamen Ltd., Xiamen Yinlu Foods Group Co., Ltd., and CAV Warner Home Entertainment Co., Ltd. Mr. Lin received his junior college degree in E-Commerce from Xiamen University of Technology in 2007.

Pursuant to our amended and restated articles of association, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

For additional information, see “Description of Share Capital—Directors.”

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled Company

Upon completion of this offering, Mr. Zhuoqin Huang, our chief executive officer, director, and chairman, will beneficially own approximately [●]% of the aggregate voting power of our outstanding ordinary shares. As a result, we may be deemed a “controlled company” within the meaning of the [Nasdaq/NYSE American] listing rules. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the [Nasdaq/NYSE American] listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of [Nasdaq/NYSE American].

Board of Directors

Our board of directors will consist of [●] directors upon closing of this offering, [●] of whom shall be “independent” within the meaning of the corporate governance standards of the [Nasdaq/NYSE American] listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Law (2020 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association expected to be amended and effective on or before the completion of this offering. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.1 to this Registration Statement, we agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2019, we paid an aggregate of $59,930.65 as compensation to our executive officers, and we did not compensate our non-executive directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiary and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

Insider Participation Concerning Executive Compensation

Our board of directors, which comprises of [●] directors, has been making all determinations regarding executive officer compensation from the inception of the Company. When our Compensation Committee is set up, it will be making all determination regarding executive officer compensation (please see below).

Committees of the Board of Directors

We will establish three committees under the board of directors prior to the closing of this offering: an audit committee, a compensation committee, and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of [●], [●], and [●]. [●] will be the chairperson of our audit committee. We have determined that [●], [●], and [●] will satisfy the “independence” requirements of the [Nasdaq/NYSE American] listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that [●] qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the [Nasdaq/NYSE American] listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of [●], [●], and [●]. [●] will be the chairperson of our compensation committee. We have determined that [●], [●], and [●] will satisfy the “independence” requirements of the [Nasdaq/NYSE American] listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of [●], [●], and [●]. [●] will be the chairperson of our nominating and corporate governance committee. [●], [●], and [●] satisfy the “independence” requirements of the [Nasdaq/NYSE American] listing rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is to be filed as Exhibit 99.1 of this registration statement and applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares (including Class A Ordinary Shares issuable upon the conversion of outstanding Class B Ordinary Shares) as of the date of this prospectus, and as adjusted to reflect the sale of the Class A Ordinary Shares offered in this offering for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 11,021,834 Class A Ordinary Shares and 5,763,077 Class B Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes [●] Class A Ordinary Shares and [●] Class B Ordinary Shares outstanding immediately after the completion of this offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants, or convertible securities, including Class B Ordinary Shares, held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have 34 shareholders of record, none of whom are located in the United States. We will be required to have at least [300/400] unrestricted round lot shareholders at closing in order to satisfy the [Nasdaq/NYSE American] listing rules.

	Class A Ordinary Shares Beneficially Owned Prior to this Offering		Class B Ordinary Shares Beneficially Owned Prior to this Offering		Class A Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)			Class A Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)			Class B Ordinary Shares Beneficially Owned After this Offering		Voting Power After this Offering (Over-allotment option not exercised)*		Voting Power After this Offering (Over-allotment option fully exercised)*
	Number	%	Number	%	Number	Percent		Number	Percent		Number	%	%		%
Directors and Executive Officers(1):
Zhuoqin Huang(2)	0	0%	5,763,077	100%	0	0%		0	0%		5,763,077	100%	[●]	%	[●]	%
Weiyi Lin(3)	233,000	2.11%	0	0%	233,000	[●]	%	233,000	[●]	%	0	0%	[●]	%	[●]	%
All directors and executive officers as a group (two individuals):	233,000	2.11%	5,763,077	100%	233,000	[●]	%	233,000	[●]	%	5,763,077	100%	[●]	%	[●]	%

5% Shareholders:
Joya Enterprises Limited(2)	0	0%	5,763,077	100%	0	0%		0	0%		5,763,077	100%	[●]	%	[●]	%
China Young Group Limited(4)	2,180,000	19.78%	0	0%	2,180,000	[●]	%	2,180,000	[●]	%	0	0%	[●]	%	[●]	%
Bofeng Holdings Limited(5)	1,007,700	9.14%	0	0%	1,007,700	[●]	%	1,007,700	[●]	%	0	0%	[●]	%	[●]	%
Sense Venture International Limited(6)	1,007,700	9.14%	0	0%	1,007,700	[●]	%	1,007,700	[●]	%	0	0%	[●]	%	[●]	%
Lingyun Wu(7)	936,923	8.50%	0	0%	936,923	[●]	%	936,923	[●]	%	0	0%	[●]	%	[●]	%
HK Weiyi Culture Media Limited(8)	632,911	5.74%	0	0%	632,911	[●]	%	632,911	[●]	%	0	0%	[●]	%	[●]	%
New Rise International Limited(9)	583,600	5.30%	0	0%	583,600	[●]	%	583,600	[●]	%	0	0%	[●]	%	[●]	%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to seven votes per one Class B Ordinary Share.

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 102, 23-1 Wanghai Road, Xiamen Software Park Phase 2, Siming District, Xiamen City, Fujian Province, the PRC.

(2)	The number of Class B Ordinary Shares beneficially owned prior to this offering represents 5,763,077 Class B Ordinary Shares held by Joya Enterprises Limited, a British Virgin Islands company, which is 100% owned by Zhuoqin Huang. The registered address of Joya Enterprises Limited is Mandar House, 3rd Floor, P.O. Box 2196, Johnson’s Ghut, Tortola, VG1110, British Virgin Islands.

(3)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 233,000 Class A Ordinary Shares held by Victory Quest Industries Limited, a British Virgin Islands company, which is 100% owned by Weiyi Lin. The registered address of Victory Quest Industries Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 2,180,000 Class A Ordinary Shares held by China Young Group Limited, a Hong Kong company, which is 100% owned by Jianfeng Liu. The registered address of China Young Group Limited is Unit 04, 7/F, Bright Way Tower, No. 33 Mong Kok Road, Kowloon, Hong Kong.

(5)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 1,007,700 Class A Ordinary Shares held by Bofeng Holdings Limited, a British Virgin Islands company, which is 100% owned by Chunxiao Cui. The registered address of Bofeng Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(6)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 1,007,700 Class A Ordinary Shares held by Sense Venture International Limited, a British Virgin Islands company, which is 100% owned by Xiayu Cui. The registered address of Sense Venture International Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(7)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 936,923 Class A Ordinary Shares held by Lingyun Wu.

(8)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 632,911 Class A Ordinary Shares held by HK Weiyi Culture Media Limited, a Hong Kong company, which is 100% owned by Zhaowei Wu. The registered address of HK Weiyi Culture Media Limited is Unit 4, 16/F, Ho King Commercial Centre, 2-16 Fa Yuen St, Mong Kok, Hong Kong.

(9)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 583,600 Class A Ordinary Shares held by New Rise International Limited, a Hong Kong company, which is 100% owned by James Yuk Pong Leung.The registered address of New Rise International Limited is Flat A, 4/F, Siu Ying Commercial Building, 151-155 Queen’s Road, Central, Hong Kong.

As of the date of this prospectus, none of our outstanding Class A Ordinary Shares or Class B Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIE and its Shareholders

See “Corporate History and Structure.”

Employment Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Zhuoqin Huang	Our Chief Executive Officer, Director, and Chairman of the Board of Directors
Weiyi Lin	Our Vice President
Xiamen Lanjie Network Technology Co., Ltd.	Owned by the spouse of our Chief Executive Officer, Director, and Chairman of the Board of Directors(1)
Shenzhen Qianhai Zhixing Heyi Capital Management Co., Ltd.	Shareholder of Xiamen Pop Culture(2)

(1)	Xiamen Lanjie Network Technology Co., Ltd. was owned by Ms. Liya Wei, the spouse of our chief executive officer, director, and chairman of the board of directors, prior to September 30, 2019.
(2)	Shenzhen Qianhai Zhixing Heyi Capital Management Co., Ltd. was the shareholder of Xiamen Pop Culture prior to July 12, 2019.

Share Issuance to Related Parties

On January 3, 2020 and February 22, 2020, we issued an aggregate of 9,330,000 ordinary shares, par value $0.001 per share, to Joya Enterprises Limited, a business company with limited liability organized under the laws of the British Virgin Islands and wholly owned by our chief executive officer, director, and chairman of the board of directors, Zhuoqin Huang, for a consideration of $9,330 in connection with the establishment of Pop Culture Group. On April 28, 2020, our shareholders approved the re-designation of 3,566,923 of these ordinary shares into 3,566,923 Class A Ordinary Shares and 5,763,077 of these ordinary shares into 5,763,077 Class B Ordinary Shares.

On February 22, 2020, we issued 1,653,911 ordinary shares, par value $0.001 per share, to Victory Quest Industries Limited, a business company with limited liability organized under the laws of the British Virgin Islands and wholly owned by our vice president, Weiyi Lin, for a consideration of $1,653.911. On April 28, 2020, our shareholders approved the re-designation of these ordinary shares into 1,653,911 Class A Ordinary Shares.

Trademark Licensing

Our CEO, Mr. Zhuoqin Huang, has licensed two trademarks, “CBC” and “潮圣,” to Xiamen Pop Culture for a term from January 1, 2020 to December 31, 2029 for free. The licensing contract will be automatically renewed for 10 years unless Mr. Huang and Xiamen Pop Culture terminated the agreement by mutual consent.

Balances with Related Parties

We have the following related party balances with our major related parties:

	As of June 30,
	2018	2019
Amounts due from Xiamen Lanjie Network Technology Co., Ltd.	$-	$145,628
Amounts due from Shenzhen Qianhai Zhixing Heyi Capital Management Co., Ltd.	-	11,650
Total	$-	$157,278

	As of
	June 30, 2019	December 31, 2019
		(Unaudited)
Amounts due from Xiamen Lanjie Network Technology Co., Ltd.	$145,628	$-
Amounts due from Shenzhen Qianhai Zhixing Heyi Capital Management Co., Ltd.	11,650	11,481
Total	$157,278	$11,481

The related party balance is short-term in nature, non-interest bearing, and unsecured.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our amended and restated memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Law (2020 Revision) of the Cayman Islands, or the “Cayman Companies Law,” on January 3, 2020. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

Our authorized share capital is $50,000 divided into 44,000,000 Class A Ordinary Shares, par value $0.001 per share, and 6,000,000 Class B Ordinary Shares, par value $0.001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to seven votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Class A Ordinary Shares or Class B Ordinary Shares will not receive a certificate in respect of such shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A Ordinary Shares and Class B Ordinary Shares. We may not issue shares or warrants to bearer.

Subject to the provisions of the Cayman Companies Law and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Class A Ordinary Shares or Class B Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Law. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [●] Class A Ordinary Shares issued and outstanding held by at least [300/400] unrestricted round lot shareholders and beneficial owners which is the minimum requirement by [the Nasdaq Capital Market/NYSE American], and 5,763,077 Class B Ordinary Shares issued and outstanding. Class A Ordinary Shares sold in this offering will be delivered against payment from the Underwriters upon the closing of the offering in New York, New York, on or about [●], 2020.

Listing

We will apply to list our Class A Ordinary Shares on [the Nasdaq Capital Market/NYSE American] under the symbol “CPOP.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Ordinary Shares and Class B Ordinary Shares is [●], at [●].

Dividends

Subject to the provisions of the Cayman Companies Law and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Law regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Class A Ordinary Share and seven votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Conversion Rights

Class A Ordinary Shares are not convertible. Class B Ordinary Shares are convertible, at the option of the holder thereof, into Class A Ordinary Shares on a one-to-one basis, subject to adjustment.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Law, we may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Law and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Law.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Law, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of Class A Ordinary Shares complies with applicable rules of [the Nasdaq Capital Market/NYSE American], a shareholder may transfer Class A Ordinary Shares or Class B Ordinary Shares to another person by completing an instrument of transfer in a common form or, with respect to Class A Ordinary Shares, in a form prescribed by [Nasdaq/NYSE American], or in any other form approved by the directors, executed:

(a)	where the Class A Ordinary Shares or Class B Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Class A Ordinary Shares or Class B Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a Class A Ordinary Share or Class B Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Class A Ordinary Share or Class B Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Class A Ordinary Share or Class B Ordinary Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Class A Ordinary Shares or Class B Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Class A Ordinary Share or Class B Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Once the Class A Ordinary Shares have been listed, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in our register of members will remain with DTC/Cede & Co. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have no general right under the Cayman Companies Law to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Law to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Law and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of [Section 5605(a)(2) of the Nasdaq listing rules/Section 803(A) of the NYSE American listing rules]. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of [Section 5605(a)(2) of the Nasdaq listing rules/Section 803(A) of the NYSE American listing rules] and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Law and our amended and restated memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Cayman Companies Law, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Law) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Law, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, a statement of the shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Law is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Law and the current Companies Act of the UK. In addition, the Cayman Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands

Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Law imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.’

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Cayman Islands Companies Law requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	The Cayman Islands Companies Law defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the memorandum and articles of association.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Cayman Islands Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that: (a) the statutory provisions as to the required majority vote have been met; (b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; (c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and (d) the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge: (a) an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders; (b) an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and (c) an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than the register of mortgages or charges) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Cayman Islands Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take actions by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.	The Cayman Islands Companies Law allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Cayman Islands Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association. Please see above.

Dissolution; Winding Up	Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.	Under the Cayman Islands Companies Law and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Law (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Law (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Law (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands—Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about investors of the Company pursuant to the Data Protection Law, 2017 of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPL”).

We are committed to processing personal data in accordance with the DPL. In our use of personal data, we will be characterized under the DPL as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPL. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in the Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPL. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPL, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

History of Share Issuances

The following is a summary of our share issuances since incorporation.

On January 3, 2020, 9,165,000 ordinary shares, par value $0.001 per share, were held by Joya Enterprises Limited.

On February 22, 2020, we issued the following ordinary shares, par value $0.001 per share, to certain founding shareholders:

Purchaser	Number of Ordinary Shares
Joya Enterprises Limited	165,000
Victory Quest Industries Limited	1,653,911
Billion Hill Investment Corporation	1,502,000
Bofeng Holdings Limited	1,007,700
Sense Venture International Limited	1,007,700
Dragon Bright Asia Corporation	400,000
Wealth Progress International Corporation	40,000

On April 28, 2020, our shareholders approved the re-designation of 5,763,077 of our issued ordinary shares held by Joya Enterprises Limited into 5,763,077 Class B Ordinary Shares.

On April 28, 2020, our shareholders approved the re-designation of already issued ordinary shares into Class A Ordinary Shares as set out in the table below:

Shareholder	Number of Class A Ordinary Shares
Joya Enterprises Limited	3,566,923
Victory Quest Industries Limited	1,653,911
Billion Hill Investment Corporation	1,502,000
Bofeng Holdings Limited	1,007,700
Sense Venture International Limited	1,007,700
Dragon Bright Asia Corporation	400,000
Wealth Progress International Corporation	40,000

In May 2020, our board of directors approved the issuance of Class A Ordinary Shares to the following shareholders:

Purchaser	Number of Class A Ordinary Shares
Monica Hon Yau Tse	190,000
Yuen Ching Wong	190,000
Yee Man Yau	190,000
Chau Hung Yeung	190,000
New Rise International Limited	583,600
Hengzhang Qiu	100,000
Yuling Yan	400,000

We are currently in the process of updating our register of members to reflect the issuance of the above Class A Ordinary Shares.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Class A Ordinary Shares, and although we expect to make an application for the Class A Ordinary Shares to be listed on [the Nasdaq Capital Market/NYSE American], a regular trading market for our Class A Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Class A Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Class A Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Class A Ordinary Shares held by public shareholders representing approximately [●]% of our Class A Ordinary Shares in issue if the Underwriters do not exercise their over-allotment option, and approximately [●]% of our Class A Ordinary Shares in issue if the Underwriters exercise their over-allotment option in full. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

We have agreed not to, for a period of [180] days from the effective date of this registration statement, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Class A Ordinary Shares or securities that are substantially similar to our Class A Ordinary Shares, including but not limited to any options or warrants to purchase our Class A Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriters.

Furthermore, each of our directors, executive officers, and principal shareholders ([5%] or more shareholders) of our Class A Ordinary Shares has also entered into a similar lock-up agreement for a period of [●] months from the effective date of this registration statement, subject to certain exceptions, with respect to our Class A Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares. All of our other shareholders have agreed with the Underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of [●] months after the effective date of this registration statement. These parties collectively own all of our outstanding Class A Ordinary Shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

All of our Class A Ordinary Shares outstanding prior to the closing of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Class A Ordinary Shares then outstanding, in the form of Class A Ordinary Shares or otherwise, which will equal approximately [●] shares immediately after this offering, assuming the Underwriters do not exercise their over-allotment option; or

●	the average weekly trading volume of the Class A Ordinary Shares on [the Nasdaq Capital Market/NYSE American] during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Class A Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL INCOME TAX CONSIDERATION

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then amended on February 24, 2017, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Pop Culture Group does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Pop Culture Group and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Pop Culture Group, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Pop Culture Group and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. GFE, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, GFE is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, GFE believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Risk Factors—Risks Relating to Doing Business in the PRC—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Currently, as resident enterprises in the PRC, Heliheng as well as Xiamen Pop Culture and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity's global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Xiamen Pop Culture is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares or Class B Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares or Class B Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares or Class B Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating our VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with our VIE, and as a result, we are treating our VIE as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning our VIE for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including [the Nasdaq Capital Market/NYSE American]. If the Class A Ordinary Shares are regularly traded on [the Nasdaq Capital Market/NYSE American] and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the Underwriters named below, for whom [●] is acting as the representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of Class A Ordinary Shares indicated below:

Underwriters	Number of Class A Ordinary Shares
[●]	[●]
[●]	[●]
Total

The Underwriters are offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The Underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such Class A Ordinary Shares are taken. However, the Underwriters are not required to take or pay for the Class A Ordinary Shares covered by the Underwriters’ option to purchase additional Class A Ordinary Shares described below.

We have granted to the Underwriters an option, exercise for [45] days from the date of this prospectus, to purchase up to [●] additional Class A Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The Underwriters may exercise this option solely for the purpose of cover over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A Ordinary Shares listed next to the names of all Underwriters in the preceding table.

The Underwriters will offer the Class A Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[●] per Class A Ordinary Share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Discounts and Expenses

The underwriting discounts are equal to [●]% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per Class A Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriters’ option to purchase up to an additional [●] Class A Ordinary Shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price
Underwriting discounts to be paid by us
Proceeds, before expenses, to us

We have agreed to reimburse the representative up to a maximum of $[●] for our-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

We will also pay to the representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to [●]% of the gross proceeds received by us from the sale of our Class A Ordinary Shares.

We paid an expense deposit of $[●] to the representative, within [●] days of the execution of the letter of intent between us and the representative, and an additional $[●] upon receipt of the SEC’s first comments to this prospectus, for the representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay expenses relating to the offering, including, and up $[●]: (i) all filing fees and communication expenses relating to the registration of the Class A Ordinary Shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the representative or its counsel in connection with visits to, and examinations of, our company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses, and disbursements relating to the registration or qualification of such Class A Ordinary Shares under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of representative’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto, and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (vi) the costs of preparing, printing, and delivering certificates representing the Class A Ordinary Shares and the fees and expenses of the transfer agent for such Class A Ordinary Shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation. In addition, we have agreed to pay the costs associated with “tombstone” advertisements, not to exceed $[●].

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, and non-accountable expense allowance, will be approximately $[●], including a maximum aggregate reimbursement of $[●] of representative’s accountable expenses.

We will apply to list our Class A Ordinary Shares on [the Nasdaq Capital Market/NYSE American] under the symbol “CPOP.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Underwriter Warrants

In addition, we have agreed to issue warrants to the representative of the Underwriters to purchase a number of Class A Ordinary Shares equal to [●]% of the total number of Class A Ordinary Shares sold in this offering. Such warrants shall have an exercise price equal to [●]% of the offering price of the Class A Ordinary Shares sold in this offering. The Underwriter Warrants may be purchased in cash or via cashless exercise, will be exercisable for [●] years from the effective date of the registration statement of which this prospectus forms a part, and will terminate on the [●]th anniversary of the effective date of the registration statement of which this prospectus forms a part. The Underwriter Warrants and the underlying Class A Ordinary Shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), and except as otherwise permitted by FINRA rules, neither the Underwriter Warrants nor any of our Class A Ordinary Shares issued upon exercise of the Underwriter Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of [●] days immediately following the effective date of the registration statement of which this prospectus forms a part. In addition, although the Underwriter Warrants and the underlying Class A Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Underwriter Warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Underwriter Warrants. The piggyback registration right provided will not be greater than [●] years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v).

We will bear all fees and expenses attendant to registering the Class A Ordinary Shares issuable upon exercise of the Underwriter Warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of Class A Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or our recapitalization, reorganization, merger, or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of Class A Ordinary Shares at a price below the warrant exercise price.

Indemnification; Indemnification Escrow

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to, for a period of [180] days from the effective date of this registration statement, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Class A Ordinary Shares or securities that are substantially similar to our Class A Ordinary Shares, including but not limited to any options or warrants to purchase our Class A Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriters.

Furthermore, each of our directors, executive officers, and principal shareholders ([5%] or more shareholders) of our Class A Ordinary Shares has also entered into a similar lock-up agreement for a period of [●] months from the effective date of this registration statement, subject to certain exceptions, with respect to our Class A Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares. All of our other shareholders have agreed with the Underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of [●] months after the effective date of this registration statement. These parties collectively own all of our outstanding Class A Ordinary Shares, without giving effect to this offering.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price of the Class A Ordinary Shares has been negotiated between us and the Underwriters. Among the factors considered in determining the initial public offering price of the Class A Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the Underwriters or selling group members, if any, participating in this offering and the Underwriters may distribute prospectuses electronically. The Underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. Specifically, the Underwriters may sell more Class A Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A Ordinary Shares available for purchase by the Underwriters under option to purchase additional Class A Ordinary Shares. The Underwriters can close out a covered short sale by exercising the option to purchase additional Class A Ordinary Shares or purchasing Class A Ordinary Shares in the open market. In determining the source of Class A Ordinary Shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of Class A Ordinary Shares compared to the price available under the option to purchase additional Class A Ordinary Shares. The Underwriters may also sell Class A Ordinary Shares in excess of the option to purchase additional Class A Ordinary Shares, creating a naked short position. The Underwriters must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The Underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those Class A Ordinary Shares in stabilizing or short covering transactions.

Finally, the Underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The Underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on [the Nasdaq Capital Market/NYSE American], in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the Underwriters may engage in passive market making transactions in our Class A Ordinary Shares on [the Nasdaq Capital Market/NYSE American] in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Stamp Taxes

If you purchase Class A Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and Underwriters’ non-accountable expenses allowance that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the [Nasdaq Capital Market/NYSE American] listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]
[Nasdaq Capital Market/NYSE American] Listing Fee	$	[●]
FINRA Filing Fee	$	[●]
Legal Fees and Expenses	$	[●]
Accounting Fees and Expenses	$	[●]
Printing and Engraving Expenses	$	[●]
Transfer Agent Expenses	$	[●]
Miscellaneous Expenses	$	[●]
Total Expenses	$	[●]

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Class A Ordinary Shares sold in the offering.

LEGAL MATTERS

The validity of the Class A Ordinary Shares and certain other legal matters as to United States Federal and New York State law in connection with this offering will be passed upon for us by Hunter Taubman Fischer & Li LLC. The validity of the Class A Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by GFE. [Underwriter Counsel] and [Underwriter Counsel] are acting as counsel to the Underwriters.

EXPERTS

The consolidated financial statements for the fiscal years ended June 30, 2018 and 2019, included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Friedman LLP is located at One Liberty Plaza, 165 Broadway, Floor 21, New York, NY 10006.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

POP CULTURE GROUP CO., LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Pop Culture Group Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pop Culture Group Co., Ltd and its subsidiaries (collectively, the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

New York, New York

May 8, 2020

We have served as the Company’s auditor since 2020.

POP CULTURE GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	As of June 30,
	2018	2019
ASSETS
CURRENT ASSETS:
Cash	$429,487	$655,489
Accounts receivable, net	3,848,598	9,770,510
Advance to suppliers	53,929	678,191
Amounts due from related parties	-	157,278
Prepaid expenses and other current assets	1,172,725	745,844
TOTAL CURRENT ASSETS	5,504,739	12,007,312
Property and equipment, net	203,724	128,091
Intangible assets, net	-	1,952,668
Operating right-of-use asset	481,443	378,622
TOTAL ASSETS	$6,189,906	$14,466,693

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$418,616	$1,981,799
Accounts payable	699,867	2,827,330
Deferred revenue	267,625	11,637
Tax payable	350,194	1,705,147
Accrued liabilities and other payables	55,601	67,569
Operating lease liability - current	88,694	91,603
TOTAL CURRENT LIABILITIES	1,880,597	6,685,085
Long-term bank loans	91,939	-
Operating lease liability - non-current	363,292	258,622
TOTAL LIABILITIES	2,335,828	6,943,707

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.001 per share; 44,000,000 and 44,000,000 Class A ordinary shares authorized, 11,021,834 and 11,021,834 Class A ordinary shares issued and outstanding as of June 30, 2018 and 2019, respectively; 6,000,000 and 6,000,000 Class B ordinary shares authorized, 5,763,077 and 5,763,077 Class B ordinary shares issued and outstanding as of June 30, 2018 and 2019, respectively.) *	16,785	16,785
Subscription receivable	(16,785)	(16,785)
Additional paid-in capital	2,142,518	2,142,518
Statutory reserve	145,188	503,640
Retained earnings	1,306,691	4,532,753
Accumulated other comprehensive income (loss)	10,997	(141,346)
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	3,605,394	7,037,565
Non-controlling interests	248,684	485,421
TOTAL SHAREHOLDERS’ EQUITY	3,854,078	7,522,986
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,189,906	$14,466,693

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	For the years ended June 30,
	2018	2019

REVENUE, NET	$8,567,397	$19,031,766
Cost of revenue	6,402,623	13,158,537
GROSS PROFIT	2,164,774	5,873,229

Selling and marketing	149,109	133,332
General and administrative	650,950	492,733
Total operating expenses	800,059	626,065

INCOME FROM OPERATIONS	1,364,715	5,247,164

Other (expenses) income:
Interest expense, net	(43,862)	(123,833)
Other (expenses) income, net	20,635	(2,591)
Total other expenses, net	(23,227)	(126,424)

INCOME BEFORE INCOME TAX PROVISION	1,341,488	5,120,740

PROVISION FOR INCOME TAXES	342,779	1,288,982

NET INCOME	998,709	3,831,758
Less: net income attributable to non-controlling interests	64,442	247,244
NET INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	934,267	3,584,514

Other comprehensive income (loss):
Foreign currency translation adjustment	48,227	(162,850)
COMPREHENSIVE INCOME	1,046,936	3,668,908
Less: comprehensive income attributable to non-controlling interest	67,554	236,737
COMPREHENSIVE INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$979,382	$3,432,171

Net income per share
Basic and diluted	$0.06	$0.21

Weighted average shares used in calculating net income per share
Basic and diluted *	16,784,911	16,784,911

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share data)

	Ordinary shares		Subscription	Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Pop Culture Group Co., Ltd’s Shareholders’	Non-Controlling	Total shareholders’
	Shares*	Amount	receivable	capital	earnings	reserve	(loss) income	Equity	Interests	Equity

Balance as of June 30, 2017	16,784,911	$16,785	$(16,785)	$1,220,503	$465,851	$51,761	$(34,118)	$1,703,997	$117,534	$1,821,531
Capital contribution from shareholders	-	-	-	922,015				922,015	63,596	985,611
Net income	-	-	-	-	934,267	-	-	934,267	64,442	998,709
Appropriation of statutory reserve	-	-	-	-	(93,427)	93,427	-	-		-
Foreign currency translation adjustment	-	-	-	-	-	-	45,115	45,115	3,112	48,227
Balance as of June 30, 2018	16,784,911	$16,785	$(16,785)	$2,142,518	$1,306,691	$145,188	$10,997	$3,605,394	$248,684	$3,854,078

Net income	-	-	-	-	3,584,514	-		3,584,514	247,244	3,831,758
Appropriation of statutory reserve	-	-	-	-	(358,452)	358,452	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(152,343)	(152,343)	(10,507)	(162,850)
Balance as of June 30, 2019	16,784,911	$16,785	$(16,785)	$2,142,518	$4,532,753	$503,640	$(141,346)	$7,037,565	$485,421	$7,522,986

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the years ended June 30,
	2018	2019
Cash flows from operating activities:
Net Income	$998,709	$3,831,758
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:
Allowance for doubtful accounts	-	24,227
Depreciation and amortization	26,258	159,352
Non-cash lease expense	21,605	86,047
Loss from disposal of property and equipment	23,443	21,596
Changes in assets and liabilities:
Accounts receivable, net	(2,007,501)	(6,123,120)
Advance to suppliers	131,329	(630,184)
Amounts due from related parties	-	(158,279)
Prepaid expenses and other current assets	59,332	703,020
Accounts payable	(277,724)	2,166,329
Deferred revenue	31,569	(247,929)
Tax payable	311,865	1,376,248
Accrued liabilities and other payables	(113,121)	14,057
Operating lease liability	(21,605)	(86,047)
Net cash (used in) provided by operating activities	(815,841)	1,137,075

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5,071)	(11,436)
Proceed from disposal of property and equipment	52	20,957
Purchase of intangible asset	-	(2,086,819)
Net cash used in investing activities	(5,019)	(2,077,298)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	691,627	1,905,209
Repayments of bank loans	(325,868)	(406,125)
Contribution from shareholders	985,611	-
Repayments to related parties	(177,863)	-
Payment for fund raising cost	-	(306,257)
Net cash provided by financing activities	1,173,507	1,192,827

Effect of exchange rate changes	33,839	(26,602)

Net increase in cash	386,486	226,002
Cash at beginning of year	43,001	429,487
Cash at end of year	$429,487	$655,489

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$144,044	$45,805
Interest expense paid	$43,152	$122,153

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

On January 3, 2020, Pop Culture Group Co., Ltd (“Pop Group” or the “Company”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands.

On January 20, 2020, Pop Culture (HK) Holding Limited (“Pop HK”) was established as a wholly-owned subsidiary of Pop Group formed in accordance with laws and regulations of Hong Kong. Pop HK is a holding company and holds all the equity interests of Heliheng Culture Co., Ltd. (“WFOE”), which was established in the People’s Republic of China (the “PRC” or “China”) on March 13, 2020.

Xiamen Pop Culture Co., Ltd (“Pop Culture”) was incorporated in Xiamen on March 29, 2007 under the laws of the PRC. Pop Culture hosts entertainment events and provides event planning and execution services and marketing services to corporate clients.

Pop Culture has four wholly-owned subsidiaries in the PRC as follows:

●	Shanghai Pudu Culture Communication Co., Ltd. (“Shanghai Pudu”), a company incorporated on March 30, 2017 in Shanghai, China;

●	Xiamen Pop Network Technology Co., Ltd. (“Pop Network”), a company incorporated on June 6, 2017 in Xiamen, China;

●	Zhongjing Pop (Guangzhou) Culture Media Co., Ltd. (“Zhongjing Pop”), a company incorporated on December 19, 2018 in Guangzhou, China; and

●	Shenzhen Pop Culture Co., Ltd. (“Shenzhen Pop”), a company incorporated on January 17, 2020 in Shenzhen, China.

Reorganization

On March 30, 2020, WFOE entered into a series of agreements with Pop Culture and the shareholders of Pop Culture who collectively held 93.55% of the shares in Pop Culture, including an Exclusive Services Agreement, an Exclusive Option Agreement, a Share Pledge Agreement, Powers of Attorney, and Spousal Consents (collectively “VIE Agreements”). These agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of Pop Culture, including major control rights and the rights to the assets, property, and revenue of Pop Culture. All the above contractual arrangements obligate WFOE to absorb a majority of the risk of loss from business activities of Pop Culture and entitle WFOE to receive a majority of their residual returns. In essence, WFOE has gained effective control over Pop Culture. Therefore, the Company believes that Pop Culture should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

The above-mentioned transaction was considered a reorganization of the Company (the “Reorganization”). After the Reorganization, Pop Group ultimately owns 100% equity interests of Pop HK and WFOE, which further has the effective control over the operating entities, Pop Culture and its subsidiaries through the VIE Agreements.

In accordance with ASC 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controls all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries and VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years shall also be retrospectively adjusted to furnish comparative information.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The consolidated financial statements of the Company included the following entities:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
The Company	January 3, 2020	Cayman Islands	100%	Parent Holding
Wholly owned subsidiaries
Pop HK	January 20, 2020	Hong Kong	100%	Investment holding
WFOE	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
VIE
Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting
VIE’s subsidiaries
Shanghai Pudu	March 30, 2017	PRC	VIE	Event planning and execution
Pop Network	June 6, 2017	PRC	VIE	Marketing
Zhongjing Pop	December 19, 2018	PRC	VIE	Event planning and execution
Shenzhen Pop	January 17, 2020	PRC	VIE	Event planning and execution

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and the respective shareholders of its VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statements of operations as well as the cash flow from operating, investing and financing activities presented on the consolidated statements of cash flows are substantially the financial position, operation, and cash flow of Pop Culture and its subsidiaries. The Company has not provided any financial support to Pop Culture for the years ended June 30, 2018 and 2019. The following financial statements amounts and balances of Pop Culture and its subsidiaries were included in the consolidated financial statements as of June 30, 2018 and 2019 and for the years ended June 30, 2018 and 2019:

	As of June 30,
	2018	2019

Total assets	$6,189,906	$14,466,693
Total liabilities	$2,335,828	$6,943,707

	For the years ended June 30,
	2018	2019

Total revenue	$8,567,397	$19,031,766
Net income	$998,709	$3,831,758

Net cash (used in) provided by operating activities	$(815,841)	$1,137,075
Net cash used in investing activities	$(5,019)	$(2,077,298)
Net cash provided by financing activities	$1,173,507	$1,192,827

The Company believes that there are no assets in Pop Culture that can be used only to settle specific obligations of Pop Culture except for the registered capital of Pop Culture and non-distributable statutory reserves. As Pop Culture is incorporated as limited liability companies under the PRC Company Law, creditors of Pop Culture do not have recourse to the general credit of the Company for any of the liabilities of Pop Culture. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to Pop Culture. However, if Pop Culture were ever to need financial support, the Company may, at its discretion and subject to statutory limits and restrictions, provide financial support to Pop Culture through loans.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE, and subsidiaries of its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment and intangible asset, impairment of long-lived assets, and deferred cost. Actual results could differ from those estimates.

(c)	Fair Value Measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash, accounts receivable, advance to suppliers, amounts due from related parties, prepaid expenses and other current assets, short-term bank loans, accounts payable, deferred revenue, taxes payable, and accrued liabilities and other payables based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

(d)	Cash

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of June 30, 2018 and 2019, cash balances were $429,487 and $655,489, respectively, which were uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Accounts Receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration when the Company has satisfied its performance obligation. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. The Company maintains allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debt, customer concentrations, customer credit worthiness, current economic trends, and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

(f)	Advance to suppliers

Advance to suppliers primarily consists of the prepayments to the service and materials suppliers for the Company’s event hosting, planning, and execution. The Company maintains an allowance for doubtful accounts to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of releasing the prepayments into service and materials prepayments, significant one-time events, and historical experience.

(g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Office equipment	3 - 5 Years
Motor vehicles	10 Years
Leasehold improvement	Shorter of useful life or lease term

(h)	Intangible asset, net

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible asset represents a production copyright that the Company purchased externally and is amortized straight-line over 10 years in accordance with the way the Company estimates to generate economic benefits from such copyright.

(i)	Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended June 30, 2018 and 2019.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Right-Of-Use Asset

The Company has one operating lease for office, including an option to renew which is not at the Company’s sole discretion. The renewal to extend the lease term is not included in the Company’s right-of-use (“ROU”) asset and lease liability as they are not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU asset and lease liability. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

Effective July 1, 2017, the Company early adopted the new lease accounting standard using a modified retrospective transition method. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. Adoption of this standard resulted in the recording of operating lease ROU asset and corresponding operating lease liability as disclosed in Note 13 and had no impact on accumulated profit as of July 1, 2017. ROU assets and related lease obligation are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The Company’s lease is classified as operating lease for the office space. Operating lease ROU asset are presented within non-current assets on the consolidated balance sheet and the operating lease liability is classified as current and non-current on the consolidated balance sheet.

(k)	Deferred revenue

Deferred revenue from customers amounted to $267,625 and $11,637 at June 30, 2018 and 2019, respectively, which represent advance payment received from our customers for the services that had not been provided and accepted.

The Company will recognize deferred revenue as revenue when it has transferred control of the goods or services to which the advances relate, and has no obligation under the contract to transfer additional goods or services.

(l)	Value Added Tax (“VAT”)

The Company’s affiliated entities in the PRC, including WFOE, Pop Culture, and subsidiaries of Pop Culture, are subject to PRC VAT for providing services. The applicable VAT rate for these companies was 6% for the years ended June 30, 2018 and 2019.

The amount of VAT liability is determined by applying the applicable tax rates to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company reports revenue net of PRC VAT for all the periods presented in the consolidated statements of operations.

(m)	Operating Lease liability

Lease where substantially all the reward and risk of ownership of asset remain with the leasing company is accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue Recognition

The Company early adopted the new revenue standard ASC 606, Revenue from Contracts with Customers, starting July 1, 2017 using the modified retrospective method for contracts that were not completed as of June 30, 2017. The adoption of this ASC 606 did not have a material impact on the Company’ s consolidated financial statements.

ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the Company’s contracts to provide services to customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that may result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control, and principal versus agent considerations.

The Company mainly generates revenue from event hosting, event planning and execution, and marketing, which includes brand promotion and other services.

Event hosting - The Company regularly hosts concerts and hip-hop events, and its portfolio of hip-hop events include a stage play, dance competitions, cultural and musical festivals, and karaoke promotion parties. The Company generates revenue from these concerts and hip-hop events by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts and events.

Event planning and execution - The Company provides customized event planning and execution services upon requests from its customers, which services generally entail design, logistics, layout of events, and coordination and supervision of the actual event set-up and implementation, and generates revenue through service fees.

Brand promotion - The Company provides brand promotion services, including trademark and logo design, visual identity system design, brand positioning, brand personality, and digital solutions for service fees.

Other services - The Company also distributes advertisement for corporate customers for service fees.

The Company accounts for a contract of event hosting, event planning and execution, or brand promotion when it has legally enforceable rights and obligations and collectability of consideration is probable. These contracts typically contain a single performance obligation, which is to deliver a successful event, activity, or brand solution, and the contract prices are fixed. Event hosting, event planning and execution, or brand promotion projects are generally short term, which usually take less than three months. Revenue is recognized as or when services are successfully provided (e.g., upon successful carryout of an event) assuming collectability is probable, which is indicated by customer’s acknowledgement of completion of the events, activity, or brand solution.

The Company reports revenue on a gross basis for event hosting, event planning and execution, and brand promotion, as the Company takes risk and control of the event, activities, or brand solution before they are transferred to customers. While in terms of advertisement distribution (other services), the Company reports revenue on a net basis since it only arranges the distribution of advertisements, instead of taking the risk and control of the distribution resources.

The Company applies a practical expedient to make no adjustment for the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised service to a customer and when the customer pays for that service will be one year or less.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue Recognition - continued

The following table identifies the disaggregation of the Company’s revenue for the years ended June 30, 2018 and 2019, respectively:

	For the years ended June 30,
	2018	2019
Revenue from operations:
Event hosting	$2,108,233	$6,532,438
Event planning and execution	4,090,725	9,952,530
Brand promotion	2,339,259	2,432,720
Other services	29,180	114,078
Total revenue	$8,567,397	$19,031,766

Contract liability

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as a contract liability (deferred revenue) when the payment is made. Deferred revenue is the Company’s obligation to transfer services to a customer for which the Company has received consideration from the customer. As of June 30, 2018 and 2019, the balance of deferred revenue amounted to $267,625 and $11,637, respectively.

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

(o)	Cost of revenue

Cost of revenue consists primarily of event design costs, salary and benefits expenses, materials costs, and other related expenses.

(p)	Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. For the years ended June 30, 2018 and 2019, selling and marketing costs amounted to $149,109 and $133,332, respectively.

(q)	Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Income Taxes - continued

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of June 30, 2018 and 2019.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,563). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of June 30, 2019, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities.

(r)	Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of the Company’s affiliated entities located in China is the Renminbi (“RMB”). For the entities whose functional currency is RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating entities in the PRC. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at June 30, 2018 and 2019 were translated at RMB6.6198 to $1.00 and at RMB6.8668 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended June 30, 2018 and 2019 were RMB6.5064 to $1.00 and RMB6.8234 to $1.00, respectively.

(s)	Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (for example, convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The Company has no dilutive securities as of and for the years ended June 30, 2018 and 2019.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income.

(u)	Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

(v)	Concentration and Credit Risk

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents, and signed contracts.

The Company maintains certain bank accounts in the PRC, Hong Kong, and Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2018 and 2019, $414,404 and $654,181 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenue and receivables with specific customers. For the fiscal year ended June 30, 2018, three major customers, Heng’an (China) Paper Industry Co., Ltd., Fujian Yunbang Culture Communication Co., Ltd., and Ab Inbev Sedrin Brewery Co., Ltd., accounted for approximately 20%, 14%, and 13% of the Company’s total revenue, respectively. For the fiscal year ended June 30, 2019, three major customers, Heng’an (China) Paper Industry Co., Ltd., Guangzhou Taiji Advertising Co., Ltd., and Xiamen Many Idea Interactive Co., Ltd., accounted for approximately 12%, 11%, and 10% of the Company’s total revenue, respectively. The top five customers accounted for 75% of net accounts receivable as of June 30, 2018, with each customer representing 31%, 20%, 12%, 6%, and 6% of the net accounts receivable balance, respectively. As of June 30, 2019, the top five customers accounted for 58% of net accounts receivable, with each customer representing 20%, 11%, 10%, 9%, and 8% of the net accounts receivable balance.

For the years ended June 30, 2018 and 2019, the Company purchased approximately 9% and 14% of its services from one major supplier, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Segment Reporting

The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources, and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical segments are presented.

(x)	Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 11.

(y)	Non-controlling interests

A non-controlling interest in the VIE of the Company represents the portion of the equity (net assets) in the VIE that has not been pledged to WFOE, consequently not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests respectively.

(z)	Recent Accounting Pronouncements

In June 2016, the FASB amended guidance related impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In February 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of this ASU is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this ASU. The Company is currently evaluating the potential impact of this new guidance.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

4.	ACCOUNTS RECEIVABLE, NET

As of June 30, 2018 and 2019, accounts receivable consisted of the following:

	As of June 30,
	2018	2019
Accounts receivable - gross	$3,848,598	$9,794,587
Allowance for doubtful accounts	-	(24,077)
Accounts receivables, net	$3,848,598	$9,770,510

The Company recorded bad debt expense of $nil and $24,227 for the years ended June 30, 2018 and 2019, respectively.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of June 30, 2018 and 2019, prepaid expensed and other current assets consisted of the following:

	As of June 30,
	2018	2019
Deferred costs (1)	$927,195	$372,032
Prepaid expenses	-	313,878
Rental deposits	165,175	28,398
Others	80,355	31,536
	$1,172,725	$745,844

(1)	Deferred costs represent the costs incurred to fulfill a contract with customer which relate directly to a contract that the Company can specifically identify, generate, or enhance resources of the Company that will be used in satisfying performance obligations in the future as well as are expected to be recovered.

6.	PROPERTY AND EQUIPMENT

As of June 30, 2018 and 2019, property and equipment consisted of the following:

	As of June 30,
	2018	2019
Leasehold improvement	$117,330	$113,109
Office equipment	31,956	42,171
Motor vehicles	96,680	41,504
	245,966	196,784
Less: accumulated depreciation	42,242	68,693
	$203,724	$128,091

For the years ended June 30, 2018 and 2019, depreciation expense amounted to $26,258 and $37,621, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

7.	INTANGIBLE ASSET

As of June 30, 2018 and 2019, intangible asset consisted of the following:

	As of June 30,
	2018	2019
Production copyright	$-	$2,073,630
Less: accumulated amortization	-	120,962
	$-	$1,952,668

The production copyright was purchased from a third-party production provider in November 2018 for a total cash consideration of approximately $2,086,819, and entitled “Move it.” The content of the production copyright includes but is not limited to music content, stage design, and screen design. The Company has exclusive reproduction rights, distribution rights, rental rights, and other rights in China (including mainland China, Hong Kong, China, Macau, and Taiwan). The Company acquired only the production copyright from the seller, not the operation or equity interest of the seller. Thus, the Company determined that the acquisition constituted as an acquisition of assets for financial statement purposes, rather than an acquisition of a business.

For the years ended June 30, 2018 and 2019, amortization expense amounted to $nil and $121,731, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of June 30, 2019:

2020	$207,363
2021	207,363
2022	207,363
2023	207,363
Thereafter	1,123,216
Total	$1,952,668

8.	ACCRUED LIABILITIES AND OTHER PAYABLES

As of June 30, 2018 and 2019, accrued liabilities and other payables consisted of the following:

	As of June 30,
	2018	2019
Payroll payables	$48,531	$46,326
Other payables	7,070	21,243
	$55,601	$67,569

9.	TAXES PAYABLE

As of June 30, 2018 and 2019, taxes payable consisted of the following:

	As of June 30,
	2018	2019
Corporate income tax	$246,728	$1,473,173
VAT	102,915	228,990
Related surcharges on VAT payable	551	2,984
	$350,194	$1,705,147

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

10.	BANK LOANS

Bank loans represent the amounts due to various banks. As of June 30, 2018 and 2019, short-term and long-term bank loans, and current portion of long-term banks consisted of the following:

a)	Summary of short-term bank loans is as follows:

			As of June 30,
	Annual Interest Rate	Maturities	2018	2019
Short-term loans:
Industrial Bank Co., Ltd. (1)	5.67%	May 10, 2019	$302,124	$-
Industrial Bank Co., Ltd. (1)	5.67%	May 15, 2020	-	291,256
China Construction Bank	7.64%	July 6, 2019	-	1,456
China Construction Bank	7.64%	July 30, 2019	-	8,738
China Construction Bank	7.64%	August 22, 2019	-	135,434
Xiamen Bank (2)	6.09%	August 1, 2019	-	436,885
Xiamen International Bank (2)	7.05%	November 7, 2019	-	1,019,398
Subtotal			302,124	1,893,167
Current portion of long-term loans:
Xiamen Bank (2)	16.00%*	July 13, 2019	40,264	3,332
Standard Chartered Bank	15.00%*	June 8, 2020	76,228	85,300
Total			$418,616	$1,981,799

b)	Summary of long-term bank loan is as follows:

				As of June 30,
	Annual Interest Rate		Maturities	2018	2019
Xiamen Bank (2)	16.00	%*	July 13, 2019	$3,457	$-
Standard Chartered Bank	15.00	%*	June 8, 2020	88,482	-
				$91,939	$-

*	As the Company is an asset-light company without much collateral, the interest rates of long-term credit loans are relatively high.

The weighted average interest rate on short-term bank loans outstanding as of June 30, 2018 and 2019 were 8.36% and 6.88%, respectively. The effective interest rate for bank loans were approximately 13.11% and 9.89% for the years ended June 30, 2018, and 2019, respectively. For the years ended June 30, 2018 and 2019, interest expense related to bank loans amounted to $43,152 and $123,205, respectively. Subsequently, loans from China Construction Bank have been settled, and short-term loans from Xiamen Bank and Xiamen International Bank has been extended for one year and will be matured on July 18, 2020 and October 31, 2020, respectively.

(1)	Loans from Industrial Bank Co., Ltd. were guaranteed by Fujian Jinhaixia Financing Guarantee Co., Ltd., who was counter-guaranteed by Mr. Zhuoqin Huang, the chief executive office of the Company, and his spouse Ms. Liya Wei.

(2)	Loans from Xiamen Bank and Xiamen International Bank were guaranteed by Mr. Zhuoqin Huang, the chief executive office of the Company, and his spouse Ms. Liya Wei.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

11.	RELATED PARTY TRANSACTIONS

a)	The table below sets forth the major related parties and their relationships with the Company:

Name of related party	Relationship with the Company
Xiamen Lanjie Network Technology Co., Ltd.	Owned by Chief Executive Officer’s spouse(1)
Shenzhen Qianhai Zhixing Heyi Capital Management Co., Ltd.	Shareholder of Pop Culture(2)

(1)	Xiamen Lanjie Network Technology Co., Ltd. was owned by Ms. Liya Wei, the spouse of the chief executive office of the Company, prior to September 30, 2019.

(2)	Shenzhen Qianhai Zhixing Heyi Capital Management Co., Ltd. was the shareholder of Pop Culture prior to July 12, 2019.

b)	The Company had the following related party balances with the major related parties:

	As of June 30,
	2018	2019
Amounts due from Xiamen Lanjie Network Technology Co., Ltd.	$-	$145,628
Amounts due from Shenzhen Qianhai Zhixing Heyi Capital Management Co., Ltd.	-	11,650
Total	$-	$157,278

The related party balances are short-term in nature, non-interest bearing, and unsecured.

12.	INCOME TAXES

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

PRC

Generally, WFOE, Pop Culture, Shanghai Pudu, Pop Network, Zhongjing Pop, and Shenzhen Pop, which were incorporated in PRC, are subject to enterprise income tax on their taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small low-profit enterprise when its taxable income is less than RMB3 million. A small low-profit enterprise receives a tax preference including a preference tax rate of 5% on its taxable income below RMB1 million and another preference tax rate of 10% on its taxable income between RMB1 million and RMB3 million.

i)	The components of the income tax provision are as follows:

	For the years ended June 30,
	2018	2019
Current income tax provision	$342,779	$1,288,982
Total	$342,779	$1,288,982

The following table reconciles the statutory rates to the Company’s effective tax rate for the years ended June 30, 2018 and 2019:

	For the years ended June 30,
	2018	2019
China Statutory income tax rate	25%	25%
Non-deductible expenses (non-taxable income)-permanent difference	0.55%	0.17%
Effective tax rate	25.55%	25.17%

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

13.	LEASE

Supplemental balance sheet information related to operating lease was as follows:

	As of June 30,
	2018	2019
Right-of-use assets	$481,443	$378,622

Operating lease liabilities - current	$88,694	$91,603
Operating lease liabilities - non-current	363,292	258,622
Total operating lease liabilities	$451,986	$350,225

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of June 30, 2019:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	3.5
Weighted average discount rate	6.95%

During the year ended June 30, 2018 and 2019, the Company incurred total operating lease expenses of $57,528 and $115,464, respectively.

As of June 30, 2019, the future minimum rent payable under non-cancelable operating leases were:

2020	$113,590
2021	113,590
2022	113,590
2023	56,795
Total lease payments	397,565
Less: imputed interest	(47,340)
Present value of lease liabilities	$350,225

14.	ORDINARY SHARES

On January 3, 2020, 9,165,000 ordinary shares, par value $0.001 per share, were held by Joya Enterprises Limited. On February 22, 2020, the Company issued 5,776,311 ordinary shares, par value $0.001 per share, to certain founding shareholders.

On April 28, 2020, shareholders of the Company approved the re-designation of 5,763,077 of the Company’s issued ordinary shares held by Joya Enterprises Limited into 5,763,077 Class B Ordinary Shares and an aggregate of 9,178,234 of the Company’s issued ordinary shares held by Joya Enterprises Limited and the other shareholders into 9,178,234 Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to seven votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

In May 2020, the board of directors of the Company approved the issuance of an aggregate of 1,843,600 to seven investors for a cash consideration of $1,708,393.33. The Company is currently in the process of updating its register of members to reflect the issuance of these Class A Ordinary Shares.

15.	STATUTORY RESERVE

Pop Culture, Shanghai Pudu, Pop Network, Zhongjing Pop, and Shenzhen Pop are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

For the years ended June 30, 2018 and 2019, the Company provided statutory reserve as follows:

Balance - June 30, 2017	$51,761
Appropriation to statutory reserve	93,427
Balance - June 30, 2018	145,188
Appropriation to statutory reserve	358,452
Balance - June 30, 2019	$503,640

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

16.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict WFOE, Pop Culture, and subsidiaries of Pop Culture from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances, or cash dividends. Relevant PRC statutory laws and regulations permit the payments of dividends by WFOE, Pop Culture, and subsidiaries of Pop Culture from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of June 30, 2018 and 2019, the balance of restricted net assets were $2,287,706 and $2,646,158, respectively.

17.	SUBSEQUENT EVENTS

On October 31, 2019, Pop Culture received a capital contribution of an aggregate of RMB18 million (approximately $2.62 million) from Mr. Chunxiao Cui and Mr. Xiayu Cui, two Chinese individuals who were not related to the Company before the capital contribution.

In December 2019, novel coronavirus (COVID-19) was first reported to have surfaced in Wuhan, China. Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Company’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect the Company’s business operations and financial condition and operating results for 2020, including but not limited to material negative impact to the Company’s total revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

The Company has not identified other events that would have required adjustment or disclosure in the consolidated financial statements other than disclosed in Note 1 to the consolidated financial statements regarding the reorganization on March 30, 2020.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

18.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIE, and VIE’s subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of June 30, 2019, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

	As of June 30,
	2018	2019
ASSETS
Investments in subsidiaries, consolidated VIE and VIE’s subsidiaries	$3,605,394	$7,037,565
TOTAL ASSETS	3,605,394	7,037,565

LIABILITIES AND SHAREHOLDERS’ EQUITY
TOTAL CURRENT LIABILITIES	$-	$-
TOTAL LIABILITIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.001 per share; 44,000,000 and 44,000,000 Class A ordinary shares authorized, 11,021,834 and 11,021,834 Class A ordinary shares issued and outstanding as of June 30, 2018 and 2019, respectively; 6,000,000 and 6,000,000 Class B ordinary shares authorized, 5,763,077 Class B ordinary shares issued and outstanding as of June 30, 2018 and 2019, respectively.) *	16,785	16,785
Subscription receivable	(16,785)	(16,785)
Additional paid-in capital	2,142,518	2,142,518
Retained earnings	1,451,879	5,036,393
Accumulated other comprehensive income (loss)	10,997	(141,346)
TOTAL SHAREHOLDERS’ EQUITY	3,605,394	7,037,565
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,605,394	$7,037,565

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

Condensed Statements of Income and Comprehensive Income

	For the years ended June 30,
	2018	2019
Other income:

Share of income of subsidiaries, consolidated VIE and VIE’s subsidiaries	$934,267	$3,584,514

Income before income tax expense	934,267	3,584,514
Income tax expense	-	-
Net income	$934,267	$3,584,514
Other Comprehensive income
Foreign currency translation gain (loss)	45,115	(152,343)
Total comprehensive income	$979,382	$3,432,171

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

18.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

Condensed Statements of Changes in Shareholders’ Equity

						Accumulated
				Additional		other	Total
	Ordinary shares		Subscription	paid-in	Retained	comprehensive	Shareholders’
	Shares*	Amount	receivable	capital	earnings	(loss) income	Equity

Balance as of June 30, 2017	16,784,911	$16,785	$(16,785)	$1,220,503	$517,612	$(34,118)	$1,703,997
Capital contribution from shareholders	-	-	-	922,015	-	-	922,015
Net income	-	-	-	-	934,267	-	934,267
Foreign currency translation gain	-	-	-	-	-	45,115	45,115
Balance as of June 30, 2018	16,784,911	$16,785	$(16,785)	$2,142,518	$1,451,879	$10,997	$3,605,394
						-	-
Net income	-	-	-	-	3,584,514		3,584,514
Foreign currency translation loss	-	-	-	-	-	(152,343)	(152,343)
Balance as of June 30, 2019	16,784,911	$16,785	$(16,785)	$2,142,518	$5,036,393	$(141,346)	$7,037,565

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

Condensed Statements of Cash Flows

Pop Group, the parent Company, was incorporated on January 3, 2020, therefore there were no cash activities for the years ended June 30, 2018 and 2019.

Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries, consolidated VIE, and VIE’s subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, consolidated VIE, and VIE’s subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented in the Condensed Balance Sheets as “Investments in subsidiaries, consolidated VIE and VIE’s subsidiaries” and shares in the subsidiaries, consolidated VIE, and VIE’s subsidiaries’ financial results are presented as “Share of income of subsidiaries, consolidated VIE and VIE’s subsidiaries” in the Condensed Statements of Income and Comprehensive Income. The parent company only condensed financial information should be read in conjunction with the Company’ consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In U.S. dollars, except share data)

	As of June 30,	As of December 31,
	2019	2019
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash	$655,489	$1,225,146
Accounts receivable, net	9,770,510	11,562,408
Advance to suppliers	678,191	2,459,992
Amounts due from related parties	157,278	11,481
Prepaid expenses and other current assets	745,844	637,908
TOTAL CURRENT ASSETS	12,007,312	15,896,935
Property and equipment, net	128,091	111,377
Intangible assets, net	1,952,668	1,822,132
Operating right-of-use asset	378,622	328,765
TOTAL ASSETS	$14,466,693	$18,159,209

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$1,981,799	$1,765,754
Accounts payable	2,827,330	1,100,929
Deferred revenue	11,637	642,794
Tax payable	1,705,147	2,263,973
Accrued liabilities and other payables	67,569	96,449
Operating lease liability - current	91,603	93,436
TOTAL CURRENT LIABILITIES	6,685,085	5,963,335
Operating lease liability - non-current	258,622	207,343
TOTAL LIABILITIES	6,943,707	6,170,678

SHAREHOLDERS’ EQUITY
Ordinary Shares (par value $0.001 per share; 44,000,000 Class A ordinary shares authorized, 11,021,834 Class A ordinary shares issued and outstanding as of June 30, 2019 and December 31, 2019, respectively; 6,000,000 Class B ordinary shares authorized, 5,763,077 Class B ordinary shares issued and outstanding as of as of June 30, 2019 and December 31, 2019, respectively.) *	16,785	16,785
Subscription receivable	(16,785)	(16,785)
Additional paid-in capital	2,142,518	4,248,644
Statutory reserve	503,640	503,640
Retained earnings	4,532,753	6,666,218
Accumulated other comprehensive loss	(141,346)	(203,531)
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	7,037,565	11,214,971
Non-controlling interests	485,421	773,560
TOTAL SHAREHOLDERS’ EQUITY	7,522,986	11,988,531
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,466,693	$18,159,209

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(In U.S. dollars, except share data)

	For the six months ended December 31,
	2018	2019

REVENUE, NET	$7,251,227	$9,953,355
Cost of revenue	5,053,746	6,688,647
GROSS PROFIT	2,197,481	3,264,708

Selling and marketing	90,449	71,075
General and administrative	253,640	315,326
Total operating expenses	344,089	386,401

INCOME FROM OPERATIONS	1,853,392	2,878,307

Other (expenses) income:
Interest expense, net	(49,808)	(62,700)
Other (expenses) income, net	(826)	48,766
Total other expenses, net	(50,634)	(13,934)

INCOME BEFORE INCOME TAX PROVISION	1,802,758	2,864,373

PROVISION FOR INCOME TAXES	457,329	583,751

NET INCOME	1,345,429	2,280,622
Less: net income attributable to non-controlling interests	86,814	147,157
NET INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	1,258,615	2,133,465

Other comprehensive loss:
Foreign currency translation adjustment	(147,809)	(66,474)
COMPREHENSIVE INCOME	1,197,620	2,214,148
Less: comprehensive income attributable to non-controlling interest	77,277	142,868
COMPREHENSIVE INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$1,120,343	$2,071,280

Net income per share
Basic and diluted	$0.07	$0.13

Weighted average shares used in calculating net income per share
Basic and diluted *	16,784,911	16,784,911

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(In U.S. dollars, except share data)

	Ordinary shares		Subscription	Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Pop Culture Group Co., Ltd’s Shareholders’	Non- controlling	Total Shareholders’
	Shares*	Amount	receivable	capital	earnings	reserve	(loss) income	Equity	interests	Equity

Balance as of July 1, 2018	16,784,911	$16,785	$(16,785)	$2,142,518	$1,306,691	$145,188	$10,997	$3,605,394	$248,684	$3,854,078
Net income	-	-	-	-	1,258,615	-	-	1,258,615	86,814	1,345,429
Foreign currency translation loss	-	-	-	-	-	-	(138,272)	(138,272)	(9,537)	(147,809)
Balance as of December 31, 2018	16,784,911	$16,785	$(16,785)	$2,142,518	$2,565,306	$145,188	$(127,275)	$4,725,737	$325,961	$5,051,698
							-	-
Balance as of July 1, 2019	16,784,911	16,785	$(16,785)	2,142,518	4,532,753	503,640	(141,346)	7,037,565	485,421	7,522,986
Capital injection from shareholders	-	-	-	2,106,126	-	-	-	2,106,126	145,271	2,251,397
Net income	-	-	-	-	2,133,465	-	-	2,133,465	147,157	2,280,622
Foreign currency translation loss	-	-	-	-	-	-	(62,185)	(62,185)	(4,289)	(66,474)
Balance as of December 31, 2019	16,784,911	$16,785	$(16,785)	$4,248,644	$6,666,218	$503,640	$(203,531)	$11,214,971	$773,560	$11,988,531

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In U.S. dollars)

	For the six months ended December 31,
	2018	2019
Cash flows from operating activities:
Net Income	$1,345,429	$2,280,622
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation and amortization	39,226	117,176
Amortization of operating lease right-of-use asset	42,054	43,968
Changes in assets and liabilities:
Accounts receivable, net	(1,956,539)	(1,916,773)
Advance to suppliers	(879,601)	(1,775,875)
Amounts due from related parties	(11,661)	142,250
Prepaid expenses and other current assets	(1,553)	(210,347)
Accounts payable	923,392	(1,670,498)
Deferred revenue	68,669	625,768
Tax payable	525,640	578,452
Accrued liabilities and other payables	151,957	29,599
Operating lease liability	(42,054)	(43,968)
Net cash provided by (used in) operating activities	204,959	(1,799,626)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4,539)	(1,176)
Purchase of intangible asset	(2,075,534)	-
Net cash used in investing activities	(2,080,073)	(1,176)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	1,603,382	1,422,495
Repayments of bank loans	(54,067)	(1,608,108)
Capital injection	-	2,557,654
Net cash provided by financing activities	1,549,315	2,372,041

Effect of exchange rate changes	(15,288)	(1,582)

Net (decrease) increase in cash	(341,087)	569,657
Cash at beginning of period	429,487	655,489
Cash at end of period	$88,400	$1,225,146

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$43,783	$6,296
Interest expense paid	$48,653	$63,612

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

On January 3, 2020, Pop Culture Group Co., Ltd (“Pop Group” or the “Company”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands.

On January 20, 2020, Pop Culture (HK) Holding Limited (“Pop HK”) was established as a wholly-owned subsidiary of Pop Group formed in accordance with laws and regulations of Hong Kong. Pop HK is a holding company and holds all the equity interests of Heliheng Culture Co., Ltd. (“WFOE”), which was established in the People’s Republic of China (the “PRC” or “China”) on March 13, 2020.

Xiamen Pop Culture Co., Ltd (“Pop Culture”) was incorporated in Xiamen on March 29, 2007 under the laws of the PRC. Pop Culture hosts entertainment events and provides event planning and execution services and marketing services to corporate clients.

Pop Culture has four wholly-owned subsidiaries in the PRC as follows:

●	Shanghai Pudu Culture Communication Co., Ltd. (“Shanghai Pudu”), a company incorporated on March 30, 2017 in Shanghai, China;

●	Xiamen Pop Network Technology Co., Ltd. (“Pop Network”), a company incorporated on June 6, 2017 in Xiamen, China;

●	Zhongjing Pop (Guangzhou) Culture Media Co., Ltd. (“Zhongjing Pop”), a company incorporated on December 19, 2018 in Guangzhou, China; and

●	Shenzhen Pop Culture Co., Ltd. (“Shenzhen Pop”), a company incorporated on January 17, 2020 in Shenzhen, China.

Reorganization

On March 30, 2020, WFOE entered into a series of agreements with Pop Culture and the shareholders of Pop Culture who collectively held 93.55% of the shares in Pop Culture, including an Exclusive Services Agreement, an Exclusive Option Agreement, a Share Pledge Agreement, Powers of Attorney, and Spousal Consents (collectively “VIE Agreements”). These agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of Pop Culture, including major control rights and the rights to the assets, property, and revenue of Pop Culture. All the above contractual arrangements obligate WFOE to absorb a majority of the risk of loss from business activities of Pop Culture and entitle WFOE to receive a majority of their residual returns. In essence, WFOE has gained effective control over Pop Culture. Therefore, the Company believes that Pop Culture should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

The above-mentioned transaction was considered a reorganization of the Company (the “Reorganization”). After the Reorganization, Pop Group ultimately owns 100% equity interests of Pop HK and WFOE, which further has the effective control over the operating entities, Pop Culture and its subsidiaries through the VIE Agreements.

In accordance with ASC 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controls all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries and VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years shall also be retrospectively adjusted to furnish comparative information.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The consolidated financial statements of the Company included the following entities:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
The Company	January 3, 2020	Cayman Islands	100%	Parent Holding
Wholly owned subsidiaries
Pop HK	January 20, 2020	Hong Kong	100%	Investment holding
WFOE	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
VIE
Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution and hosting
VIE’s subsidiaries
Shanghai Pudu	March 30, 2017	PRC	VIE	Event planning and execution
Pop Network	June 6, 2017	PRC	VIE	Marketing
Zhongjing Pop	December 19, 2018	PRC	VIE	Event planning and execution
Shenzhen Pop	January 17, 2020	PRC	VIE	Event planning and execution

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and the respective shareholders of its VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statements of operations as well as the cash flow from operating, investing and financing activities presented on the consolidated statements of cash flows are substantially the financial position, majority of operation, and cash flow of Pop Culture and its subsidiaries. The Company has not provided any financial support to Pop Culture for the six months ended December 31, 2018 and 2019. The following financial statements amounts and balances of Pop Culture and its subsidiaries were included in the consolidated financial statements as of June 30, 2019 and December 31, 2019 and for the six months ended December 31, 2018 and 2019:

	As of June 30,	As of December 31,
	2019	2019
		(Unaudited)

Total assets	$14,466,693	$18,159,209
Total liabilities	$6,943,707	$6,170,678

	For the six months ended December 31,
	2018	2019
	(Unaudited)

Total revenue	$7,251,227	$9,953,355
Net income	$1,345,429	$2,280,622

Net cash provided by (used in) operating activities	$204,959	$(1,799,626)
Net cash used in investing activities	$(2,080,073)	$(1,176)
Net cash provided by financing activities	$1,549,315	$2,372,041

The Company believes that there are no assets in Pop Culture that can be used only to settle specific obligations of Pop Culture except for the registered capital of Pop Culture and non-distributable statutory reserves. As Pop Culture is incorporated as limited liability companies under the PRC Company Law, creditors of Pop Culture do not have recourse to the general credit of the Company for any of the liabilities of Pop Culture. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to Pop Culture. However, if Pop Culture were ever to need financial support, the Company may, at its discretion and subject to statutory limits and restrictions, provide financial support to Pop Culture through loans.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”) and have been consistently applied. The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, and its affiliated entities controlled through the VIE Agreements. All inter-company balances and transactions have been eliminated upon consolidation. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results, and cash flows for the periods presented.

(b)	Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment and intangible asset, impairment of long-lived assets, and deferred cost. Actual results could differ from those estimates.

(c)	Fair Value Measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash, accounts receivable, advance to suppliers, amounts due from related parties, prepaid expenses and other current assets, short-term bank loans, accounts payable, deferred revenue, taxes payable, and accrued liabilities and other payables based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Cash

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of June 30, 2019 and December 31, 2019, cash balances were $655,489 and $1,225,146, respectively, which were uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(e)	Accounts Receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration when the Company has satisfied its performance obligation. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. The Company maintains allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debt, customer concentrations, customer credit worthiness, current economic trends, and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

(f)	Advance to suppliers

Advance to suppliers primarily consists of the prepayments to the service and materials suppliers for the Company’s event hosting, planning, and execution. The Company maintains an allowance for doubtful accounts to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of releasing the prepayments into service and materials prepayments, significant one-time events, and historical experience.

(g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Office equipment	3 - 5 Years
Motor vehicles	10 Years
Leasehold improvement	Shorter of useful life or lease term

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Intangible asset, net

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible asset represents a production copyright that the Company purchased externally and is amortized straight-line over 10 years in accordance with the way the Company estimates to generate economic benefits from such copyright.

(i)	Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the six months ended December 31, 2018 and 2019.

(j)	Right-Of-Use Asset

The Company has one operating lease for office, including an option to renew which is not at the Company’s sole discretion. The renewal to extend the lease term is not included in the Company’s right-of-use (“ROU”) asset and lease liability as they are not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU asset and lease liability. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

Effective July 1, 2017, the Company early adopted the new lease accounting standard using a modified retrospective transition method. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. Adoption of this standard resulted in the recording of operating lease ROU asset and corresponding operating lease liability as disclosed in Note 13 and had no impact on accumulated profit as of July 1, 2017. ROU assets and related lease obligation are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The Company’s lease is classified as operating lease for the office space. Operating lease ROU asset are presented within non-current assets on the consolidated balance sheet and the operating lease liability is classified as current and non-current on the consolidated balance sheet.

(k)	Deferred revenue

Deferred revenue from customers amounted to $11,637 and $642,794 at June 30,2019 and December 31, 2019, respectively, which represent advance payment received from our customers for the services that had not been provided and accepted.

The Company will recognize deferred revenue as revenue when it has transferred control of the goods or services to which the advances relate, and has no obligation under the contract to transfer additional goods or services.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Value Added Tax (“VAT”)

The Company’s affiliated entities in the PRC, including WFOE, Pop Culture, and subsidiaries of Pop Culture, are subject to PRC VAT for providing services. The applicable VAT rate for these companies was 6% for the six months ended December 31, 2018 and 2019.

The amount of VAT liability is determined by applying the applicable tax rates to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company reports revenue net of PRC VAT for all the periods presented in the consolidated statements of operations.

(m)	Operating Lease liability

Lease where substantially all the reward and risk of ownership of asset remain with the leasing company is accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(n)	Revenue Recognition

The Company early adopted the new revenue standard ASC 606, Revenue from Contracts with Customers, starting July 1, 2017 using the modified retrospective method for contracts that were not completed as of June 30, 2017. The adoption of this ASC 606 did not have a material impact on the Company’ s consolidated financial statements.

ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the Company’s contracts to provide services to customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue Recognition - continued

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that may result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control, and principal versus agent considerations.

The Company mainly generates revenue from event hosting, event planning and execution, and marketing, which includes brand promotion and other services.

Event hosting - The Company regularly hosts concerts and hip-hop events, and its portfolio of hip-hop events include a stage play, dance competitions, cultural and musical festivals, and karaoke promotion parties. The Company generates revenue from these concerts and hip-hop events by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts and events.

Event planning and execution - The Company provides customized event planning and execution services upon requests from its customers, which services generally entail design, logistics, layout of events, and coordination and supervision of the actual event set-up and implementation, and generates revenue through service fees.

Brand promotion - The Company provides brand promotion services, including trademark and logo design, visual identity system design, brand positioning, brand personality, and digital solutions for service fees.

Other services - The Company also distributes advertisement for corporate customers for service fees.

The Company accounts for a contract of event hosting, event planning and execution, or brand promotion when it has legally enforceable rights and obligations and collectability of consideration is probable. These contracts typically contain a single performance obligation, which is to deliver a successful event, activity, or brand solution, and the contract prices are fixed. Event hosting, event planning and execution, or brand promotion projects are generally short term, which usually take less than three months. Revenue is recognized as or when services are successfully provided (e.g., upon successful carryout of an event) assuming collectability is probable, which is indicated by customer’s acknowledgement of completion of the events, activity, or brand solution.

The Company reports revenue on a gross basis for event hosting, event planning and execution, and brand promotion, as the Company takes risk and control of the event, activities, or brand solution before they are transferred to customers. While in terms of advertisement distribution (other services), the Company reports revenue on a net basis since it only arranges the distribution of advertisements, instead of taking the risk and control of the distribution resources.

The Company applies a practical expedient to make no adjustment for the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised service to a customer and when the customer pays for that service will be one year or less.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue Recognition - continued

The following table identifies the disaggregation of the Company’s revenue for the six months ended December 31, 2018 and 2019, respectively:

	For the six months ended December 31,
	2018	2019
	(Unaudited)
Revenue from operations:
Event hosting	$3,781,411	$4,408,784
Event planning and execution	1,991,857	4,252,305
Brand promotion	1,391,596	1,184,908
Other services	86,363	107,358
Total revenue	$7,251,227	$9,953,355

Contract liability

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as a contract liability (deferred revenue) when the payment is made. Deferred revenue is the Company’s obligation to transfer services to a customer for which the Company has received consideration from the customer. As of June 30, 2019 and December 31, 2019, the balance of deferred revenue amounted to $11,637 and $642,794, respectively.

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

(o)	Cost of revenue

Cost of revenue consists primarily of event design costs, salary and benefits expenses, materials costs, and other related expenses.

(p)	Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. For the six months ended December 31, 2018 and 2019, selling and marketing costs amounted to $90,449 and $71,075, respectively.

(q)	Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Income Taxes - continued

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of June 30, 2019 and December 31, 2019.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,225). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of December 31, 2019, the tax years ended December 31, 2015 through December 31, 2019 for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities.

(r)	Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of the Company’s affiliated entities located in China is the Renminbi (“RMB”). For the entities whose functional currency is RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating entities in the PRC. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at June 30, 2019 and December 31, 2019 were translated at RMB6.8668 to $1.00 and at RMB6.9680 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the six months ended December 31, 2018 and 2019 were RMB6.8605 to $1.00 and RMB 7.0299 to $1.00, respectively.

(s)	Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (for example, convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (namely those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the six months ended December 31, 2018 and 2019.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income.

(u)	Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

(v)	Concentration and Credit Risk

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents, and signed contracts.

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2019 and December 31, 2019, $654,181 and $1,223,525 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenue and receivables with specific customers. For the six months ended December 31, 2018 and 2019, a major customer accounted for 25% and 23% of the Company’s total revenue, respectively. As of June 30, 2019, the top five customers accounted for 58% of net accounts receivable, with each customer representing 20%, 11%, 10%, 9%, and 8% of the net accounts receivable balance. As of December 31, 2019, the top five customers accounted for 75% of net accounts receivable, with each customer representing 37%, 14%, 9%, 9%, and 6% of the net accounts receivable balance, respectively.

For the six months ended December 31, 2018 and 2019, the Company purchased approximately 18% and 12% of its services from one major supplier, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Segment Reporting

The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources, and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical segments are presented.

(x)	Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 11.

(y)	Non-controlling interests

A non-controlling interest in the VIE of the Company represents the portion of the equity (net assets) in the VIE that has not been pledged to WFOE, consequently not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests respectively.

(z)	Recent Accounting Pronouncements

In June 2016, the FASB amended guidance related impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In February 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of this ASU is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this ASU. The Company is currently evaluating the potential impact of this new guidance.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

4.	ACCOUNTS RECEIVABLE, NET

As of June 30, 2019 and December 31, 2019, accounts receivable consisted of the following:

	As of
	June 30, 2019	December 31, 2019
		(Unaudited)
Accounts receivable - gross	$9,794,587	$11,586,136
Allowance for doubtful accounts	(24,077)	(23,728)
Accounts receivables, net	$9,770,510	$11,562,408

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of June 30, 2019 and December 31, 2019, prepaid expensed and other current assets consisted of the following:

	As of
	June 30, 2019	December 31, 2019
		(Unaudited)
Deferred costs (1)	$372,032	$496,132
Prepaid expenses	313,878	81,004
Rental deposits	28,398	27,985
Others	31,536	32,787
	$745,844	$637,908

(1)	Deferred costs represent the costs incurred to fulfill a contract with customer which relate directly to a contract that the Company can specifically identify, generate or enhance resources of the Company that will be used in satisfying performance obligations in the future as well as are expected to be recovered.

6.	PROPERTY AND EQUIPMENT

As of June 30, 2019 and December 31, 2019, property and equipment consisted of the following:

	As of
	June 30, 2019	December 31, 2019
		(Unaudited)
Leasehold improvement	$113,109	$111,467
Office equipment	42,171	42,745
Motor vehicles	41,504	40,901
	196,784	195,113
Less: accumulated depreciation	68,693	83,736
	$128,091	$111,377

For the six months ended December 31, 2018 and 2019, depreciation expense amounted to $18,471 and $15,900, respectively.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

7.	INTANGIBLE ASSET

As of June 30, 2019 and December 31, 2019, intangible asset consisted of the following:

	As of
	June 30, 2019	December 31, 2019
		(Unaudited)
Production copyright	$2,073,630	$2,043,513
Less: accumulated amortization	120,962	221,381
	$1,952,668	$1,822,132

The production copyright was purchased from a third-party production provider in November 2018 for a total cash consideration of approximately $2,086,819, and entitled “Move it.” The content of the production copyright includes but is not limited to music content, stage design, and screen design. The Company has exclusive reproduction rights, distribution rights, rental rights and other rights in China (including mainland China, Hong Kong, China, Macau, and Taiwan). The Company acquired only the production copyright from the seller, not the equity interest of the seller. Thus, the Company determined that the acquisition constituted as an acquisition of assets for financial statement purposes, rather than an acquisition of a business.

For the six months ended December 31, 2018 and 2019, amortization expense amounted to $20,755 and $101,276, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2019:

2020	$102,176
2021	204,351
2022	204,351
2023	204,351
Thereafter	1,106,903
Total	$1,822,132

8.	ACCRUED LIABILITIES AND OTHER PAYABLES

As of June 30, 2019 and December 31, 2019, accrued liabilities and other payables consisted of the following:

	As of
	June 30, 2019	December 31, 2019
		(Unaudited)
Payroll payables	$46,326	$56,231
Other payables	21,243	40,218
	$67,569	$96,449

9.	TAXES PAYABLE

As of June 30, 2019 and December 31, 2019, taxes payable consisted of the following:

	As of
	June 30, 2019	December 31, 2019
		(Unaudited)
Corporate income tax	$1,473,173	$2,034,347
VAT	228,990	226,724
Related surcharges on VAT payable	2,984	2,902
	$1,705,147	$2,263,973

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

10.	BANK LOANS

Bank loans represent the amounts due to various banks. As of June 30, 2019 and December 31, 2019, short-term and long-term bank loans, and current portion of long-term banks consisted of the following:

Summary of short-term bank loans is as follows:

			As of
	Annual Interest Rate	Maturities	June 30, 2019	December 31, 2019
				(Unaudited)
Short-term loans:
Industrial Bank Co., Ltd. (1)	5.67%	May 15, 2020	$291,256	$287,026
China Construction Bank	7.64%	July 6, 2019	1,456	-
China Construction Bank	7.64%	July 30, 2019	8,738	-
China Construction Bank	7.64%	August 22, 2019	135,434	-
Xiamen Bank (2)	6.09%	August 1, 2019	436,885	-
Xiamen Bank (2)	5.66%	July 18, 2020	-	430,540
Xiamen International Bank (2)	7.05%	November 7, 2019	1,019,398	-
Xiamen International Bank (2)	8.00%	October 31, 2020	-	1,004,592
Subtotal			1,893,167	1,722,158
Current portion of long-term loans:
Xiamen Bank (2)	16.00%*	July 13, 2019	3,332	-
Standard Chartered Bank	15.00%*	June 8, 2020	85,300	43,596
Total			$1,981,799	$1,765,754

*	As the Company is an asset-light company without much collateral, the interest rates of long-term credit loans are relatively high.

The weighted average interest rate on short-term bank loans outstanding as of June 30, 2019 and December 31, 2019 were 6.88% and 7.03%, respectively. The effective interest rate for bank loans were approximately 9.53% and 8.40% for six months ended December 31, 2018, and 2019, respectively. For the six months ended December 31, 2018 and 2019, interest expense related to bank loans amounted to $49,635 and $62,703, respectively.

(1)	Loans from Industrial Bank Co., Ltd. were guaranteed by Fujian Jinhaixia Financing Guarantee Co., Ltd, who was counter-guaranteed by Mr. Zhuoqin Huang, the chief executive office of the Company, and his spouse Ms. Liya Wei.
(2)	Loans from Xiamen Bank and Xiamen International Bank were guaranteed by Mr. Zhuoqin Huang, the chief executive office of the Company, and his spouse Ms. Liya Wei.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

11.	RELATED PARTY TRANSACTIONS

c)	The table below sets forth the major related parties and their relationships with the Company:

Name of related party	Relationship with the Company

Xiamen Lanjie Network Technology Co., Ltd.	Owned by Chief Executive Officer’s spouse(1)
Shenzhen Qianhai Zhixing Heyi Capital Management Co., Ltd.	Shareholder of Pop Culture(2)

(3)	Xiamen Lanjie Network Technology Co., Ltd. was owned by Ms. Liya Wei, the spouse of the chief executive office of the Company, prior to September 30, 2019.
(4)	Shenzhen Qianhai Zhixing Heyi Capital Management Co., Ltd. was the shareholder of Pop Culture prior to July 12, 2019.

a)	The Company had the following related party balances with the major related parties:

	As of
	June 30, 2019	December 31, 2019
		(Unaudited)
Amounts due from Xiamen Lanjie Network Technology Co., Ltd.	$145,628	$-
Amounts due from Shenzhen Qianhai Zhixing Heyi Capital Management Co., Ltd.	11,650	11,481
Total	$157,278	$11,481

The related party balance is short-term in nature, non-interest bearing, and unsecured.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

12.	INCOME TAXES

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

PRC

Generally, WFOE, Pop Culture, Shanghai Pudu, Pop Network, Zhongjing Pop, and Shenzhen Pop, which were incorporated in PRC, are subject to enterprise income tax on their taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation [2019] No. 13 which is effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small low-profit enterprise when its taxable income is less than RMB3 million. A small low-profit enterprise is subject to tax preference including a preference tax rate of 5% for its taxable income below RMB1 million and another preference tax rate of 10% for its taxable income between RMB1 million and RMB3 million.

i) The components of the income tax provision are as follows:

	For the six months ended December 31,
	2018	2019
	(Unaudited)
Current income tax provision	$457,329	$583,751
Total	$457,329	$583,751

The following table reconciles the statutory rates to the Company’s effective tax rate for the six months ended December 31, 2018 and 2019:

	For the six months ended December 31,
	2018	2019
	(Unaudited)
China Statutory income tax rate	25%	25%
Non-deductible expenses (non-taxable income)-permanent difference	0.37%	0.33%
Reduced tax rates on small low-profit entities (1)	-	(4.95)%
Effective tax rate	25.37%	20.38%

(1)	During the six months ended December 31, 2019, Shanghai Pudu and Zhongjing Pop were subject to preference tax rates of 5% and 10%, which brought a tax saving effect.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

13.	Lease

Supplemental balance sheet information related to operating lease was as follows:

	As of
	June 30, 2019	December 31, 2019
		(Unaudited)
Right-of-use assets	$378,622	$328,765

Operating lease liabilities - current	$91,603	$93,436
Operating lease liabilities - non-current	258,622	207,343
Total operating lease liabilities	$350,225	$300,779

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of December 31, 2019:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	3

Weighted average discount rate	6.95%

During the six months ended December 31, 2018 and 2019, the Company incurred total operating lease expenses of $42,054 and $43,968, respectively.

As of December 31, 2019, the future minimum rent payable under non-cancelable operating leases were:

2020	$55,970
2021	111,940
2022	111,940
2023	55,970
Total lease payments	335,820
Less: imputed interest	(35,041)
Present value of lease liabilities	$300,779

14.	ORDINARY SHARES

On January 3, 2020, 9,165,000 ordinary shares, par value $0.001 per share, were held by Joya Enterprises Limited. On February 22, 2020, the Company issued 5,776,311 ordinary shares, par value $0.001 per share, to certain founding shareholders.

On April 28, 2020, shareholders of the Company approved the re-designation of 5,763,077 of the Company’s issued ordinary shares held by Joya Enterprises Limited into 5,763,077 Class B Ordinary Shares and an aggregate of 9,178,234 of the Company’s issued ordinary shares held by Joya Enterprises Limited and the other shareholders into 9,178,234 Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to seven votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

In May 2020, the board of directors of the Company approved the issuance of an aggregate of 1,843,600 to seven investors for a cash consideration of $1,708,393.33. The Company is currently in the process of updating its register of members to reflect the issuance of these Class A Ordinary Shares.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

15.	STATUTORY RESERVE

Pop Culture, Shanghai Pudu, Pop Network, Zhongjing Pop, and Shenzhen Pop are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

For the six months ended December 31, 2018 and 2019, the Company provided statutory reserve as follows:

Balance - June 30, 2018	$145,188
Appropriation to statutory reserve	-
Balance - December 31, 2018 (unaudited)	145,188

Balance - June 30, 2019	503,640
Appropriation to statutory reserve	-
Balance - December 31, 2019 (unaudited)	$503,640

16.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict WFOE, Pop Culture, and subsidiaries of Pop Culture from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances, or cash dividends. Relevant PRC statutory laws and regulations permit the payments of dividends by WFOE, Pop Culture, and subsidiaries of Pop Culture from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of June 30, 2019 and December 31, 2019, the balance of restricted net assets was $2,646,158 and $4,752,284, respectively.

17.	SUBSEQUENT EVENTS

In December 2019, novel coronavirus (COVID-19) was first reported to have surfaced in Wuhan, China. Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.

Substantially all of the Company’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect the Company’s business operations and financial condition and operating results for 2020, including but not limited to material negative impact to the Company’s total revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

The Company has not identified other events that would have required adjustment or disclosure in the consolidated financial statements other than disclosed in Note 1 to the consolidated financial statements regarding the reorganization on March 30, 2020.

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

18.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIE, and VIE’s subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of December 31, 2019, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

Unaudited Condensed Balance Sheets

	As of
	June 30, 2019	December 31, 2019
		(Unaudited)
ASSETS
Investments in subsidiaries, consolidated VIE and VIE’s subsidiaries	$7,037,565	$11,214,971
TOTAL ASSETS	7,037,565	11,214,971

LIABILITIES AND SHAREHOLDERS’ EQUITY
TOTAL CURRENT LIABILITIES	$-	$-
TOTAL LIABILITIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary Shares (par value $0.001 per share; 44,000,000 Class A ordinary shares authorized, 11,021,834 Class A ordinary shares issued and outstanding as of June 30, 2019 and December 31, 2019, respectively; 6,000,000 Class B ordinary shares authorized, 5,763,077 Class B ordinary shares issued and outstanding as of as of June 30, 2019 and December 31, 2019, respectively.)*	16,785	16,785
Subscription receivable	(16,785)	(16,785)
Additional paid-in capital	2,142,518	4,248,644
Retained earnings	5,036,393	7,169,858
Accumulated other comprehensive loss	(141,346)	(203,531)
TOTAL SHAREHOLDERS’ EQUITY	7,037,565	11,214,971
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,037,565	$11,214,971

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

Unaudited Condensed Statements of Income and Comprehensive Income

	For the six months ended December 31,
	2018	2019
	(Unaudited)
Other income:

Share of income of subsidiaries, consolidated VIE and VIE’s subsidiaries	$1,258,615	$2,133,465

Income before income tax expense	1,258,615	2,133,465
Income tax expense	-	-
Net income	$1,258,615	$2,133,465
Other Comprehensive income
Foreign currency translation loss	(138,272)	(62,185)
Total comprehensive income	$1,120,343	$2,071,280

POP CULTURE GROUP CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share data)

18.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

Unaudited Condensed Statements of Changes in Shareholders’ Equity

	Ordinary shares		Subscription	Additional paid-in	Retain	Accumulated other comprehensive	Total Shareholders’
	Shares*	Amount	receivable	capital	earnings	income (loss)	Equity

Balance as of June 30, 2018	16,784,911	$16,785	$(16,785)	$2,142,518	$1,451,879	$10,997	$3,605,394
Net income for the year	-	-		-	1,258,615	-	1,258,615
Foreign currency translation loss	-	-		-	-	(138,272)	(138,272)
Balance as of December 31, 2018	16,784,911	$16,785	$(16,785)	$2,142,518	$2,710,494	$(127,275)	$4,725,737

Balance as of June 30, 2019	16,784,911	16,785	$(16,785)	2,142,518	5,036,393	(141,346)	7,037,565
Capital contribution from shareholders	-	-		2,106,126	-	-	2,106,126
Net income for the period	-	-		-	2,133,465		2,133,465
Foreign currency translation loss	-	-		-	-	(62,185)	(62,185)
Balance as of December 31, 2019	16,784,911	$16,785	$(16,785)	$4,248,644	$7,169,858	$(203,531)	$11,214,971

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

Unaudited Condensed Statements of Cash Flows

Pop Group, the parent Company, was incorporated on January 3, 2020, therefore there were no cash activities for the six months ended December 31, 2018 and 2019.

Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries, consolidated VIE, and VIE’s subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, consolidated VIE, and VIE’s subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented in the Condensed Balance Sheets as “Investments in subsidiaries, consolidated VIE and VIE’s subsidiaries” and shares in the subsidiaries, consolidated VIE, and VIE’s subsidiaries’ financial results are presented as “Share of income of subsidiaries, consolidated VIE and VIE’s subsidiaries” in the Condensed Statements of Income and Comprehensive Income. The parent company only condensed financial information should be read in conjunction with the Company’ consolidated financial statements.

Until [   ], 2020, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Class A Ordinary Shares

POP CULTURE GROUP CO., LTD

Prospectus dated [●], 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director)’s, secretary’s, or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing secretary, or any of our officers in respect of any matter identified in above on condition that the secretary, or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No Placement Agents were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares*
Joya Enterprises Limited	January 3, 2020 and February 22, 2020	9,330,000	$9,330
Victory Quest Industries Limited	February 22, 2020	1,653,911	$1,654
Billion Hill Investment Corporation	February 22, 2020	1,502,000	$1,502
Bofeng Holdings Limited	February 22, 2020	1,007,700	$1,008
Sense Venture International Limited	February 22, 2020	1,007,700	$1,008
Dragon Bright Asia Corporation	February 22, 2020	400,000	$400
Wealth Progress International Corporation	February 22, 2020	40,000	$40
Class A Ordinary Shares
Monica Hon Yau Tse	May [●], 2020**	190,000	$241,515.19
Yuen Ching Wong	May [●], 2020**	190,000	$241,515.19
Yee Man Yau	May [●], 2020**	190,000	$241,515.19
Chau Hung Yeung	May [●], 2020**	190,000	$241,515.19
New Rise International Limited	May [●], 2020**	583,600	$741,832.57
Hengzhang Qiu	May [●], 2020**	100,000	$100
Yuling Yan	May [●], 2020**	400,000	$400

*	On April 28, 2020, our shareholders approved the re-designation of 5,763,077 of our issued ordinary shares held by Joya Enterprises Limited into 5,763,077 Class B Ordinary Shares and an aggregate of 9,178,234 of our issued ordinary shares held by Joya Enterprises Limited and the other shareholders into 9,178,234 Class A Ordinary Shares.
**	The issuance of additional Class A Ordinary Shares has been duly authorized by our board of directors in May 2020.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Xiamen, People’s Republic of China, on [●], 2020.

Pop Culture Group Co., Ltd

By:
Zhuoqin Huang
Chief Executive Officer, Director, and Chairman of the Board of Directors
(Principal Executive Officer)

Power of Attorney

Each person whose signature appears below constitutes and appoints each of [●] and [●] as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A Ordinary Shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, Director, and Chairman of the Board of Directors	[●], 2020
Name: Zhuoqin Huang	(Principal Executive Officer)

[●], 2020
Name: [●]	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [●], 2020.

Hunter Taubman Fischer & Li LLC

By:
Name: Ying Li
Title: Partner and Member

EXHIBIT INDEX

Description
1.1**	Form of Underwriting Agreement

3.1*	Amended and Restated Memorandum of Association

3.2*	Amended and Restated Articles of Association

4.1*	Specimen Certificate for Class A Ordinary Shares

4.2**	Form of Underwriter’s Warrant

5.1**	Opinion of Ogier regarding the validity of the Class A Ordinary Shares being registered

10.1*	Form of Employment Agreement by and between executive officers and the Registrant

10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers

10.3*	English Translation of the Exclusive Services Agreement between Heliheng and Xiamen Pop Culture dated March 30, 2020

10.4*	English Translation of the form of Powers of Attorney granted by shareholders of Xiamen Pop Culture, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

10.5*	English Translation of the Share Pledge Agreement among Heliheng, Xiamen Pop Culture, and shareholders of Xiamen Pop Culture dated March 30, 2020

10.6*	English Translation of the Exclusive Option Agreement among Heliheng, Xiamen Pop Culture, and shareholders of Xiamen Pop Culture dated March 30, 2020

10.7*	English Translation of the form of Spousal Consent granted by the spouse of each individual shareholder of Xiamen Pop Culture, as currently in effect, and a schedule of all executed Spousal Consent adopting the same form

10.8*	English Translation of Comprehensive Line of Credit Contract between Xiamen Pop Culture and Xiamen International Bank Co., Ltd. Xiamen Branch Office dated October 30, 2018

10.9*	English Translation of Working Capital Loan Contract between Xiamen Pop Culture and The Industrial Bank Co., Ltd. Xiamen Branch Office dated May 9, 2018

10.10*	English Translation of Loan Contract between Xiamen Pop Culture and Xiamen Bank Co., Ltd. dated July 21, 2019

10.11*	English Translation of Confirmation Letter of Standard Chartered Bank Unsecured Loan for Small and Medium-Sized Enterprise between Xiamen Pop Culture and Standard Chartered Bank (China) Limited Xiamen Branch Office dated May 18, 2017

10.12*	English Translation of Office Lease Contract between Xiamen Pop Culture and Xiamen Wei Ai Investment Management Limited dated March 22, 2018

10.13*	English Translation of Trademark Licensing Contract between Xiamen Pop Culture and Zhuoqin Huang dated December 25, 2019

21.1*	Subsidiaries

23.1**	Consent of Friedman LLP

23.2**	Consent of Ogier (included in Exhibit 5.1)

99.1**	Code of Business Conduct and Ethics of the Registrant

99.2*	Consent of Frost & Sullivan

*	Filed herewith.
**	To be filed by amendment.